     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2002


                                                      REGISTRATION NO. 333-83696

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

             (Exact name of registrant as specified in its charter)

           CAYMAN ISLANDS
   (State or other jurisdiction of                    98-0362785
   incorporation or organization)       (I.R.S. Employer Identification Number)
          P.O. BOX HM 2939
      CROWN HOUSE, THIRD FLOOR                   CT CORPORATION SYSTEM
         4 PAR-LA-VILLE ROAD                       111 EIGHTH AVENUE
        HAMILTON HM12 BERMUDA                     NEW YORK, NY 10011
           (441) 295-4451                           (212) 590-9200
  (Address, including zip code, and     (Name, address, including zip code, and
  telephone number, including area     telephone number, including area code, of
   code, of Registrant's principal                agent for service)
         executive offices)

                         ------------------------------

                                WITH COPIES TO:

       HUGH T. MCCORMICK, ESQ.
     MATTHEW M. RICCIARDI, ESQ.                 GARY I. HOROWITZ, ESQ.
   LEBOEUF, LAMB, GREENE & MACRAE,            SIMPSON THACHER & BARTLETT
               L.L.P.                            425 LEXINGTON AVENUE
        125 WEST 55TH STREET                      NEW YORK, NY 10017
         NEW YORK, NY 10019                         (212) 455-2000
           (212) 424-8000

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM         AMOUNT OF
           TITLE OF EACH CLASS OF                  AMOUNT TO      OFFERING PRICE PER   AGGREGATE OFFERING    REGISTRATION FEE
         SECURITIES TO BE REGISTERED           BE REGISTERED(1)        SHARE(2)             PRICE(2)         PAID HEREWITH(1)
Ordinary Shares $0.01 par value per share           750,000             $16.690            $12,517,500            $1,152



(1) The amount to be registered excludes 5,000,000 ordinary shares previously registered on a Registration Statement on Form S-3 (Registration
    No. 333-83696), filed with the Securities and Exchange Commission on March 5, 2002. Pursuant to Rule 457 (a), the registration fee paid herewith does not include the $7,349 paid in connection with the previous filing of this Registration Statement on Form S-3 (Registration No. 333-83696) filed with the Securities and Exchange Commission on March 5, 2002, in connection with the registration of 5,000,000 ordinary shares at a proposed maximum offering price per share of $15.975, as computed based on the average of the high and low sales price for the ordinary shares as reported on the New York Stock Exchange on February 28, 2002.



(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low sales price for the ordinary shares as reported on the New York Stock Exchange on March 6, 2002.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MARCH 8, 2002

PROSPECTUS

                                5,000,000 SHARES

                                     [LOGO]

                                    ORDINARY SHARES

    We are offering 5,000,000 of our ordinary shares.


    Our ordinary shares are traded on the New York Stock Exchange under the symbol "SCT." The last reported sale price for our ordinary shares on the New York Stock Exchange on March 6, 2002 was $16.75 per share.


    SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR ORDINARY SHARES.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                 PER SHARE              TOTAL
Public offering price.....................................           $                    $
Underwriting discounts and commissions....................           $                    $
Proceeds, before expenses, to us..........................           $                    $


    We have granted the underwriters a 30-day option to purchase from us up to an additional 750,000 of our ordinary shares to cover any over-allotments.


                            ------------------------

BEAR, STEARNS & CO. INC.
    PUTNAM LOVELL SECURITIES INC.
         FOX-PITT, KELTON   KEEFE, BRUYETTE & WOODS, INC.


               THE DATE OF THIS PROSPECTUS IS             , 2002.

    In this prospectus, references to "dollar" and "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

    DELAWARE INSURANCE HOLDING COMPANY STATUTES APPLICABLE TO US DUE TO OUR DELAWARE INSURANCE COMPANY SUBSIDIARY GENERALLY PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF US, AND THUS INDIRECT CONTROL OF OUR DELAWARE INSURANCE SUBSIDIARY, WITHOUT PRIOR APPROVAL OF THE DELAWARE INSURANCE COMMISSIONER. GENERALLY, ANY PERSON WHO ACQUIRES BENEFICIAL OWNERSHIP OF 10% OR MORE OF THE OUTSTANDING ORDINARY SHARES WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL UNLESS THE DELAWARE INSURANCE COMMISSIONER UPON APPLICATION DETERMINES OTHERWISE. BENEFICIAL OWNERSHIP INCLUDES THE ACQUISITION, DIRECTLY OR INDIRECTLY (BY REVOCABLE PROXY OR OTHERWISE), OF VOTING SHARES OF SCOTTISH ANNUITY & LIFE HOLDINGS, LTD. IF ANY PERSON ACQUIRES 10% OR MORE OF THE OUTSTANDING ORDINARY SHARES IN VIOLATION OF SUCH PROVISIONS, OUR DELAWARE INSURANCE SUBSIDIARY OR THE DELAWARE INSURANCE COMMISSIONER IS ENTITLED TO INJUNCTIVE RELIEF, INCLUDING ENJOINING ANY PROPOSED ACQUISITION, OR SEIZING SHARES OWNED BY SUCH PERSON, AND SUCH SHARES WOULD NOT BE ENTITLED TO BE VOTED.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION MORE FULLY DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING OUR ORDINARY SHARES IN THIS OFFERING. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS," BEFORE DECIDING TO INVEST IN OUR ORDINARY SHARES. REFERENCES IN THIS PROSPECTUS TO "SCOTTISH HOLDINGS" ARE TO SCOTTISH ANNUITY & LIFE HOLDINGS, LTD. AND REFERENCES TO "WE," "OUR" AND "US" ARE TO SCOTTISH ANNUITY & LIFE
HOLDINGS, LTD. AND ITS SUBSIDIARIES.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

OVERVIEW

    Scottish Holdings is a holding company organized under the laws of the Cayman Islands with its principal executive office in Bermuda. Through our operating subsidiaries, we are engaged in the reinsurance of life insurance, annuities and annuity-type products. These products are written by life insurance companies and other financial institutions located principally in the United States, as well as around the world. We refer to this portion of our business as life reinsurance. To a lesser extent, we directly issue variable life insurance and variable annuities and similar products to high net worth individuals and families for insurance, investment and estate planning purposes. We refer to this portion of our business as wealth management.

    We have operating companies in Bermuda, the Cayman Islands, Ireland, the United Kingdom and the United States. Our flagship subsidiaries, Scottish Annuity & Life Insurance Company (Cayman) Ltd. and Scottish Re (U.S.), Inc. are each rated "A- (excellent)" for financial strength by A.M. Best Company, "A (strong)" for financial strength by Fitch Ratings, "A3 (good)" for financial strength by Moody's and "A-(strong)" for financial strength by Standard & Poor's. These ratings are based upon factors of concern to policyholders, agents and intermediaries and are not directed toward the protection of investors.

    We have grown to be one of the 20 largest life reinsurers serving the U.S. market (based on the amount of new life reinsurance business assumed in 2000) since our formation in 1998. In addition, on December 31, 2001, we expanded our business outside of North America by acquiring World-Wide Holdings Limited, which we call World-Wide Holdings, and its subsidiary, World-Wide Reassurance Company Limited, which we call World-Wide Reassurance, from Pacific Life Insurance Company in exchange for 4,532,380 (approximately 22.5%) of our ordinary shares.

    World-Wide Reassurance, formed in 1964, is a U.K.-based reinsurer of group life insurance, individual life insurance, airline pilot "loss of license" insurance and certain dread disease indemnity insurance business in Asia, Europe, Latin America, the Middle East and North Africa. World-Wide Reassurance is rated "A- (excellent)" for financial strength by A.M. Best, "A- (strong)" for financial strength by Fitch and "A- (strong)" for financial strength by Standard & Poor's.

    As of December 31, 2001, including World-Wide Holdings, we had consolidated assets of $2.2 billion and consolidated shareholders' equity of $331.3 million. As of December 31, 2001, World-Wide Holdings had assets of $164.5 million and shareholders' equity of $51.0 million.

OUR BUSINESS

LIFE REINSURANCE

    Reinsurance is an arrangement under which an insurance company known as the reinsurer agrees in a contract called a treaty to assume specified risks of another insurance company known as the ceding company. The reinsurer may assume all or a portion of the insurance underwritten by the ceding company. In exchange for assuming the risks of the ceding company, the reinsurer receives some or all of the premium and, in certain cases, investment income derived from the assets supporting the reserves of the reinsured policies. Reinsurance permits primary insurers to diversify their risks over larger pools of risks, and to write insurance policies in amounts larger than they are willing or able to retain. Also, reinsurers have the ability to structure treaties that allow the ceding companies to achieve other business and financial objectives such as:

    - decreasing the volatility of their earnings,

    - improving their capital position by reducing the financial strain associated with new business production or by increasing their risk-based capital ratio,

    - entering new lines of business and offering new products, and

    - exiting discontinued lines of business.

In addition, reinsurers may also purchase reinsurance, or "retrocession" coverage, to limit their own risk exposure.

    We have two categories of life reinsurance products, which we call Traditional Solutions and Financial Solutions.

    - TRADITIONAL SOLUTIONS. In our Traditional Solutions business, we reinsure the mortality risk on life insurance policies written by primary insurers. This business is often referred to as traditional life reinsurance. We write our Traditional Solutions business predominantly on an automatic basis with respect to newly written life insurance policies. This means that we automatically reinsure all policies written by a ceding company that meet the underwriting criteria specified in the treaty. In the North American market, our direct sales force targets the top 60 life insurance companies. These companies are responsible for originating over 80% of all term life insurance written in that market. World-Wide Reassurance offers traditional life reinsurance products outside of North America, focusing primarily on the reinsurance of short term, group life policies in niche market sectors and accepts retrocession from reinsurers in North America.

    - FINANCIAL SOLUTIONS. In our Financial Solutions business, we offer reinsurance solutions that improve the financial position of our clients by increasing their capital availability and statutory surplus. This business is often referred to as financial reinsurance. These solutions include contracts under which we assume the investment and persistency risks of existing, as well as newly written, blocks of business. The products reinsured include annuities and annuity-type products, cash value life insurance and, to a lesser extent, disability products that are in a pay-out phase.

    The traditional life reinsurance industry has experienced significant growth over the past several years. According to an industry survey, the face amount of traditional life reinsurance assumed in the United States has grown from approximately $261 billion in 1995 to approximately $985 billion in 2000, a 30% compounded annual growth rate. During the same period, the face amount of life insurance written in the United States has grown from approximately
$1.1 trillion in 1995 to approximately $1.8 trillion in 2000, a 10% compounded annual growth rate.

    According to the same survey, the face amount of U.S. financial reinsurance assumed has also grown significantly, increasing from approximately $68 billion in 1995 to approximately $157 billion in 2000, a compounded annual growth rate of 18%.

    We believe that the following trends have contributed and will continue to contribute to the increasing demand for life reinsurance and increased business opportunities for us:

    - CONSOLIDATION IN THE LIFE INSURANCE INDUSTRY. Consolidation in the life insurance industry may create opportunities for life reinsurers. Life reinsurers provide financial reinsurance to help acquirors finance the cash portion of an acquisition, and we expect that additional consolidation in the life insurance business may result in incremental opportunities for life reinsurers. In addition, in the context of an acquisition, an acquiror may focus on the most promising lines of business and divest non-core lines of business through reinsurance.

    - CONSOLIDATION IN THE LIFE REINSURANCE INDUSTRY. The number of merger and acquisition transactions within the U.S. life reinsurance industry has increased in recent years. The consolidation of the life reinsurance industry has reduced the amount of life reinsurance capacity available and caused primary insurers to be exposed to concentrated counter-party risk with the larger consolidating reinsurers. We believe that consolidation will continue and ceding companies will reinsure a portion of their business with smaller reinsurers like us in order to reduce their counter-party risk.

    - INCREASED CAPITAL SENSITIVITY. We believe that insurance companies are now more focused on capital efficiency and return on capital than in the past. As a result, primary insurers are increasingly utilizing the outside capital provided by reinsurance to help finance growth and to free up capital to pursue new businesses. We believe that the demutualization of life insurance companies contributes to this trend as these newly publicly traded companies are motivated to improve their operating performance for their investor base.

    - FLIGHT TO QUALITY. Particularly in the wake of the terrorist attacks in the United States on September 11, 2001, we believe that ceding companies are increasingly focused on the financial strength ratings of their reinsurers, as well as the aggregate amount of capital maintained by their reinsurers.

    - EXPANDING OVERSEAS MARKETS. We believe that the trends described above in the North American market are also influencing the reinsurance industry throughout the world. In addition, we believe there are increasing opportunities in markets such as Asia, Europe, Latin America, the Middle East, and North Africa, where the life reinsurance industry is either developing or expanding.

    - CHANGING DEMOGRAPHICS. We expect that the increasing number of "baby boomers" reaching middle and late middle age will increase the demand for products which address retirement planning, estate planning and survivorship issues. In addition, we believe that longer life expectancies and the reduction in government and employer sponsored benefit programs will increase the demand for life insurance and annuities. We expect this increased demand for insurance to increase demand for reinsurance products.

WEALTH MANAGEMENT

    Our variable life insurance and variable annuity products offer high net worth clients the benefits of investment-oriented insurance products for use in tax and estate planning. Offering our products from companies based in Bermuda and the Cayman Islands provides us greater flexibility in structuring these products. We receive fee income based on the assets associated with our products. Our products are targeted towards high net worth individuals and families who generally have a liquid net worth of more than $10 million. The wealth management business requires relatively little capital and we believe that it generates a stable source of fee income. We expect that the market for products aimed at high net worth individuals and families will expand as the number of high net worth individuals needing tax and estate planning services and expertise grows.

OUR STRATEGY

    Our strategy is to use our experience and structural advantages to focus on life reinsurance and insurance products where we can deliver specialized advice and products to our customers. We plan to increase the value of our franchise by focusing on the following:

    - EXPANDING THE SIZE AND DEPTH OF OUR REINSURANCE CLIENT BASE. We will continue to expand our core U.S. business by attempting to gain a larger share of the U.S. life reinsurance market both by adding new clients and expanding the business relationships with existing clients. In addition, we may pursue selected strategic acquisitions of other life reinsurance businesses.

    - BUILDING OUR WEALTH MANAGEMENT BUSINESS. We will continue to increase our separate account assets by increasing the number of wealth management clients and expanding our business into select European markets.

    - INCREASING OUR FEE INCOME. We will continue to increase our fee income from both life reinsurance transactions and our wealth management business.

    - ENHANCING OUR FINANCIAL STRENGTH. We will continue to enhance our capital position and financial strength to meet the security needs of our customers and the capital requirements of rating agencies. Also, by enhancing our financial strength and capital resources, we would expect to have opportunities to participate in reinsurance transactions in which we might not be currently eligible to participate. We also expect that enhancing our financial position will allow us to reduce our cost of, and improve our access to, capital.

    - CAPITALIZING ON OUR REINSURANCE EXPERIENCE. We will continue to focus our marketing efforts on products that allow us to capitalize on the extensive experience of our management and key employees.

    - LEVERAGING EFFICIENT OPERATING STRUCTURE AND ORGANIZATIONAL FLEXIBILITY. We will continue to leverage our ability to conduct business in multiple jurisdictions, which provides us with a flexible and efficient operating platform. Moreover, as we grow our businesses and leverage the capabilities of our corporate infrastructure, we expect to improve our operating margins.

    - GROWING OUR OVERSEAS BUSINESS. We will leverage the specialized knowledge and established relationships of World-Wide Reassurance to continue our growth in the less competitive markets outside of North America.

                               OTHER INFORMATION

    We are a Cayman Islands exempted company with our principal executive office in Bermuda. The mailing address of our principal executive office is P.O. Box HM 2939, Crown House, Third Floor, 4 Par-la-Ville Road, Hamilton HM12, Bermuda and our telephone number is (441) 295-4451. Our Internet address is www.scottishannuity.com. Information contained on our website does not constitute part of this prospectus.

                                  THE OFFERING


Ordinary shares offered...................  5,000,000 shares

Ordinary shares to be outstanding after
  this offering...........................  25,144,956 shares

Use of proceeds...........................  We estimate that the net proceeds of this offering will be $78.0 million, based on an assumed public offering
                                            price of $16.75 per share ($89.8 million if the
                                            underwriters exercise their over-allotment option in
                                            full). We intend to use the net proceeds of this
                                            offering (1) to support the growth of our business,
                                            (2) to respond to new business opportunities in the
                                            reinsurance market and (3) for general corporate
                                            purposes. We may also use a portion of the net proceeds
                                            to acquire or to invest in complimentary businesses, but
                                            we have no current plans or commitments to do so. We
                                            have not yet determined the amount of proceeds to be
                                            used for each purpose.

New York Stock Exchange symbol............  "SCT"


    The number of ordinary shares to be outstanding after this offering shown above is based on our ordinary shares outstanding as of December 31, 2001, as adjusted for the 5,000,000 shares offered by this prospectus. It excludes:


    - up to 750,000 ordinary shares issuable by us if the underwriters exercise their over-allotment option;


    - 2,750,601 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of $11.309 per share as of December 31, 2001; and

    - 3,050,000 ordinary shares issuable upon exercise of outstanding warrants at an exercise price of $15.00 per share.


Except as otherwise noted in this prospectus, we have assumed that the underwriters will not exercise their over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


    The following table presents summary consolidated financial data of Scottish Holdings in accordance with United States generally accepted accounting principles, which we call GAAP. The GAAP summary consolidated financial data of Scottish Holdings as of and for the years ended December 31, 2001, 2000 and 1999 are derived from the audited consolidated financial statements of Scottish Holdings and the notes thereto included elsewhere in this prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The information under "As Adjusted" in the consolidated balance sheet data below reflects the sale by us of the 5,000,000 ordinary shares in this offering at an assumed public offering price of $16.75 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Balance sheet data reflect the acquisition of World-Wide Holdings as of December 31, 2001, but consolidated statements of income data do not reflect the results of World-Wide Holdings, as the transaction was completed at the close of business on the last day of the year.


                                                                    YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------
                                                             2001             2000             1999
                                                        --------------   --------------   --------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF INCOME DATA:
  Total revenues......................................   $   119,469      $    83,934      $    22,465
  Total benefits and expenses.........................       102,236           68,073           13,632
  Net income before income taxes and minority
    interest..........................................        17,233           15,861            8,833
  Net operating earnings(1)...........................        21,618           16,178           11,513
  Net income..........................................        16,839           15,971            8,875
  Basic net income per share..........................   $      1.08      $      1.01      $      0.50
  Diluted net income per share........................          1.02             1.00             0.50
  Cash dividends per share............................          0.20             0.20             0.15
Weighted average number of shares outstanding:
  Basic...............................................    15,646,106       15,849,657       17,919,683
  Diluted.............................................    16,485,338       15,960,542       17,919,683


                                                AS OF DECEMBER 31, 2001      AS OF DECEMBER 31,
                                               -------------------------   ----------------------
                                                 ACTUAL      AS ADJUSTED      2000         1999
                                               -----------   -----------   -----------   --------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Total fixed maturity investments...........  $   583,890   $   583,890   $   581,020   $546,807
  Segregated assets..........................      602,800       602,800       409,660    256,546
  Total assets...............................    2,150,354     2,228,359     1,168,518    856,634
  Reserves for future policy benefits........      379,618       379,618       182,391     97,353
  Interest sensitive contract liabilities....      718,815       718,815       310,755    268,126
  Segregated liabilities.....................      602,800       602,800       409,660    256,546
  Total liabilities..........................    1,819,072     1,819,072       926,134    637,973
  Total shareholders' equity.................      331,282       409,287       239,564    218,661


------------------------

(1) We determine net operating earnings by adjusting GAAP net income for net realized capital gains and losses, as adjusted for the related effects upon the amortization of deferred acquisition costs and taxes, and non-recurring items that we believe are not indicative of overall operating trends, which includes a charge of $406,000 in 2001 due to the cumulative effect of a change in accounting principle. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of net operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, recurring operations of our business. However, net operating earnings are not a substitute for net income determined in accordance with GAAP.

                                  RISK FACTORS

    INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. BEFORE YOU INVEST IN OUR ORDINARY SHARES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND CAUTIONARY STATEMENTS, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR ORDINARY SHARES COULD DECLINE, AND YOU COULD LOSE ALL OR A SUBSTANTIAL PORTION OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

A DOWNGRADE IN THE FINANCIAL RATINGS OF OUR INSURANCE SUBSIDIARIES COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE.

    Ratings are an important factor in attracting business in both our life reinsurance and wealth management businesses. Rating organizations periodically review the financial performance and condition of insurers, including our insurance subsidiaries. Rating organizations assign ratings based upon several factors. Although most of the factors considered relate to the rated company, some of the factors take into account general economic conditions and circumstances outside the rated company's control. Our flagship subsidiaries Scottish Annuity & Life Insurance Company (Cayman) Ltd. and Scottish Re
(U.S.), Inc. are rated "A- (excellent)" for financial strength by A.M. Best, "A (strong)" for financial strength by Fitch, "A3 (good)" for financial strength by Moody's and "A- (strong)" for financial strength by Standard & Poor's. World-Wide Reassurance is rated "A- (excellent)" for financial strength by A.M. Best, "A- (strong)" for financial strength by Fitch and "A- (strong)" for financial strength by Standard & Poor's. A downgrade in the ratings of any one of our insurance subsidiaries could adversely affect its ability to sell products, retain existing business, and compete for attractive acquisition opportunities. Ratings for an insurance company are based on its ability to pay policyholder obligations and are not directed toward the protection of investors.

INADEQUATE RISK ANALYSIS AND UNDERWRITING MAY HAVE AN ADVERSE EFFECT ON OUR FINANCIAL RESULTS.

    Our success depends on our ability to accurately assess and manage the risks associated with the business that we reinsure. We have developed risk analysis and underwriting guidelines, policies, and procedures with the objective of controlling the quality of the business as well as the pricing of the risk we are assuming. Among other things, these processes rely heavily on our underwriting, our analysis of mortality trends and lapse rates, and our understanding of medical improvements and their impact on mortality. If these processes are inadequate or are based on inadequate information, we may not establish appropriate premium rates and our reserves may not be adequate to cover our losses. In addition, we are dependent on the original underwriting decisions made by, and information provided to us by, ceding companies. We are subject to the risk that the ceding clients may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume. To the extent actual claims exceed our underlying assumptions, we will be required to increase our liabilities, which will reduce our profits in the period in which we identify the deficiency. We are also subject to similar risks relating to World-Wide Reassurance's business because information provided to World-Wide Reassurance by ceding companies in certain non-U.S. jurisdictions may be less comprehensive than information provided by ceding companies in the United States.

    Reserves are estimates based on actuarial and statistical projections at a given point in time of what we ultimately expect to pay out on claims and benefits, based on facts and circumstances then known, predictions of future events, estimates of future trends in mortality, morbidity and other variable factors such as persistency, inflation and interests rates. Because of the many assumptions and estimates involved in establishing reserves, the reserving process is inherently uncertain.

    Our estimation of reserves may be less reliable than the reserve estimations of a reinsurer with a greater volume of business and more established loss history. Actual losses and benefits may deviate,

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perhaps substantially, from estimates of reserves contained in our financial statements. We cannot assure you that our losses and benefits will not exceed our reserves. If our losses and benefits exceed our reserves, our earnings may be significantly and negatively affected.

OUR LIFE REINSURANCE CONTRACTS AND VARIABLE LIFE INSURANCE POLICIES EXPOSE US TO MORTALITY RISK.

    Mortality risk is the risk that death claims may differ from the amount we assumed in pricing our reinsurance contracts and our variable life insurance policies. Mortality experience that is less favorable than the mortality rates that we assumed will negatively affect our net income. Our variable life insurance policies are placed with a relatively small number of high net worth policyholders and provide substantial death benefits. As a consequence, our associated mortality risk exposure is likely to be greater in the aggregate, and its probability of loss less predictable, than that of an insurer with a broader risk pool. Furthermore, with mortality exposure, even if the total benefits paid over the life of the contract do not exceed the expected amount, sporadic timing of deaths can cause us to pay more benefits in a given accounting period than expected, adversely impacting short-term profitability in any particular quarter or year.

IF OUR INVESTMENT STRATEGY IS NOT SUCCESSFUL, WE COULD SUFFER UNEXPECTED LOSSES.

    The success of our investment strategy is crucial to the success of our business. Specifically, we are subject to:

    - market value risk, which is the risk that our invested assets will decrease in value. This decrease in value may be due to a change in the yields realized on our assets and prevailing market yields for similar assets, an unfavorable change in the liquidity of the investment or an unfavorable change in the financial prospects or a downgrade in the credit rating of the issuer of the investment;

    - reinvestment risk, which is the risk that interest rates will decline and funds reinvested will earn less than expected; and


    - liquidity risk, which is the risk that liabilities are surrendered or mature sooner than anticipated and that we may have to sell assets at an undesirable time to provide for policyholder surrenders or withdrawals.


Although we attempt to address such risks in product pricing and in establishing policy reserves, we cannot assure you that assets will be properly matched to meet anticipated liabilities or that our investments will provide sufficient returns to enable us to satisfy our guaranteed fixed benefit obligations.

    In addition, our investment portfolio includes mortgage-backed securities, known as MBSs, and collateralized mortgage obligations, known as CMOs. As of December 31, 2001, MBSs and CMOs constituted approximately 21% of our invested assets. As with other fixed income investments, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and MBSs and CMOs are prepaid more quickly, requiring us to reinvest the proceeds at the then current market rates.

    Although we have not done so in the past, we may also enter into foreign currency, interest rate and credit derivatives and other hedging transactions in an effort to manage risks. We cannot assure you that we will successfully structure those derivatives and hedges so as to effectively manage these risks. If our calculations are incorrect, or if we do not properly structure our derivatives or hedges, we may have unexpected losses and our assets may not be adequate to meet our needed reserves, which could adversely affect our business, earnings and financial condition.

                                       10
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    The success of any investment activity is affected by general economic conditions, which may adversely affect the markets for interest-rate-sensitive securities, including the level and volatility of interest rates and the extent and timing of investor participation in such markets. Unexpected volatility or illiquidity in the markets in which we hold positions could adversely affect us.

IN CERTAIN REINSURANCE CONTRACTS WE DO NOT MAINTAIN CONTROL OF THE INVESTED ASSETS.

    As part of our business we enter into reinsurance agreements on a modified coinsurance basis. In these transactions, the ceding insurance company retains the assets supporting the ceded business and manages them for our account. As of December 31, 2001, approximately $562.4 million of assets were held by ceding companies under modified coinsurance agreements and were recorded under "funds withheld at interest" on our balance sheet. Although the ceding company must adhere to general standards agreed to by us for the management of these assets, we do not control the selection of the specific investments or the timing of the purchase or sale of investments made by the ceding company. Accordingly, we may be at risk if the ceding company selects investments that deviate from our agreed standards or if the ceding company performs poorly in the purchase, sale and management of those assets. In addition, these assets are not segregated from the ceding company's other assets, and we may not be able to recover all of these assets in the event of the insolvency of the ceding insurer.

INTEREST RATE FLUCTUATIONS COULD NEGATIVELY AFFECT THE INCOME WE DERIVE FROM THE DIFFERENCE BETWEEN THE INTEREST RATES WE EARN ON OUR INVESTMENTS AND INTEREST WE PAY UNDER OUR REINSURANCE CONTRACTS.

    Significant changes in interest rates expose us to the risk of not earning income or experiencing losses based on the difference between the interest rates earned on investments and the credited interest rates paid on outstanding reinsurance contracts.

    Both rising and declining interest rates can negatively affect the income we derive from these interest rate spreads. During periods of falling interest rates, our investment earnings will be lower because new investments in fixed maturity securities will likely bear lower interest rates. We may not be able to fully offset the decline in investment earnings with lower crediting rates on our contracts that reinsure life insurance policies or annuities with cash value components. During periods of rising interest rates, we may be contractually obligated to increase the crediting rates on our contracts that reinsure life insurance policies or annuities with cash value components. We may not, however, have the ability to immediately acquire investments with interest rates sufficient to offset the increased crediting rates under our reinsurance contracts. Although we develop and maintain asset/liability management programs and procedures designed to reduce the volatility of our income when interest rates are rising or falling, we cannot assure you that changes in interest rates will not affect our interest rate spreads.

    Changes in interest rates may also affect our business in other ways. Lower interest rates may result in lower sales of certain insurance and investment products of our customers, which would reduce the demand for our reinsurance of these products.

THE FEE INCOME WE EARN FROM OUR VARIABLE LIFE AND VARIABLE ANNUITY BUSINESS CAN BE REDUCED BY DECREASES IN THE LEVEL OF ASSETS MAINTAINED IN SEPARATE ACCOUNTS.

    In our variable life insurance and variable annuity business, we generate revenues from fees that are charged as a percentage of the assets in the separate accounts supporting these policies. The level of assets in the separate accounts depends, in part, on the performance of the underlying investments, early withdrawals and death claims. If the asset values in these accounts decline, our fee income from this business will be reduced.

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A PROLONGED ECONOMIC DOWNTURN COULD REDUCE THE DEMAND FOR SOME INSURANCE
PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

    A prolonged general economic downturn or poor performance of the equity and other capital markets, such as the U.S. economy has recently experienced, or similar conditions in the future, could adversely affect the market for many annuity and life insurance products. Because we obtain substantially all of our revenues through reinsurance arrangements that cover a portfolio of life insurance products, as well as annuities, our business would be harmed if the market for annuities or life insurance were adversely affected.

POLICYHOLDER WITHDRAWALS OR RECAPTURES OF REINSURANCE TREATIES COULD FORCE US TO SELL INVESTMENTS AT A LOSS AND TAKE A LARGER THAN ANTICIPATED CHARGE FOR AMORTIZATION OF DEFERRED ACQUISITION COSTS.

    Some of the products offered by our insurance subsidiaries and some of the products offered by primary insurance companies that we reinsure allow policyholders and contract holders to withdraw their funds under defined circumstances. In addition, our reinsurance agreements may provide for recapture rights on the part of our insurance company customers. Recapture rights permit these customers to reassume all or a portion of the risk formerly ceded to us after an agreed upon time, usually 10 years, subject to various conditions or upon a downgrade of any of our financial strength ratings or our failure to satisfy other financial conditions. Recapture of business previously ceded does not affect premiums ceded prior to the recapture, but may result in immediate payments to our insurance company customers.

    In addition, when we issue a new insurance policy or annuity contract or write a reinsurance contract, we defer a portion of the related acquisition costs by establishing a deferred acquisition cost asset on the balance sheet. This asset is amortized over the expected term of the acquired business based on certain assumptions about the performance and persistency of that business. To the extent surrender, withdrawal or recapture activity is greater than we assumed, we may incur a non-cash charge to write down the deferred acquisition cost asset, which may be partially offset by recapture and surrender fees.

    One of our customers exercised a right of recapture in April 2001, requiring us to pay $185.7 million to the customer. Because we had expected the recapture, we did not have to dispose of assets at a loss and we had already fully amortized the deferred acquisition costs. We cannot assure you that we will be able to anticipate future recaptures and make adequate preparations to reduce their impact on us. If recaptures occur and we do not make adequate preparations, our earnings and financial condition could be adversely affected.

WE TAKE COUNTER-PARTY RISK WITH RESPECT TO OUR RETROCESSIONAIRES.

    We cede some of the business that we reinsure to other reinsurance companies, known as retrocessionaires. We assume the risk that the retrocessionaire will be unable to pay amounts due to us because of its own financial difficulties. The failure of our retrocessionaires to pay amounts due to us will not absolve us of our responsibility to pay ceding companies for risks that we reinsure. Failure of retrocessionaires to pay us could have a material adverse effect on our business, results of operations and financial condition.

OUR RESULTS OF OPERATIONS MAY FLUCTUATE FROM PERIOD TO PERIOD AND MAY NOT BE INDICATIVE OF OUR LONG-TERM PROSPECTS.

    Our operating results may fluctuate significantly from period to period. Fluctuations may result from a variety of factors, including the volume and mix of the business we reinsure, the loss experience on our reinsurance liabilities and the performance of our investment portfolio. Significant volumes of new life reinsurance business can, for example, reduce short-term profitability since the emergence of earnings on these contracts tends to be weighted toward the later years of these contracts. We seek to underwrite

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products and make investments to achieve long-term results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

RECENT TERRORIST ATTACKS AND RELATED EVENTS MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

    The recent terrorist attacks on the United States and ensuing events or any future attacks may have a negative impact on our business and results of operations due to the loss of lives that we insure or reinsure and the impact on the U.S. and global economies and the demand for our products. We believe that our reinsurance programs, including our catastrophe coverage, will limit our net losses in individual life claims relating to the September 11, 2001 terrorist attacks to approximately $750,000. We cannot assure you, however, as to the extent of claims development or recoverability of any such claims, particularly in light of the magnitude and unprecedented nature of the terrorist attacks of September 11, 2001. If there are future terrorist attacks, we cannot assure you that our business, financial condition or results of operations will not be adversely affected.

ECONOMIC AND POLITICAL INSTABILITY IN DEVELOPING COUNTRIES COULD HARM OUR BUSINESS PROSPECTS.

    We conduct our business in various developing countries within Asia, Latin America, the Middle East, North Africa and Southern and Eastern Europe. We plan to continue to expand our business in these locations. Political and economic instability in these countries could adversely impact our ability to write new business originating in these countries. Such adverse impact, if significant, could reduce our earned premiums and, accordingly, could reduce our net income.

IF OUR ACQUISITION STRATEGY IS NOT SUCCESSFUL, WE MAY NOT ACHIEVE OUR GROWTH AND PROFIT OBJECTIVES.

    We have recently completed the acquisition of World-Wide Holdings and we may make additional strategic acquisitions, either of other companies or selected blocks of business. While we will evaluate business opportunities on a regular basis, we may not be successful in identifying any attractive acquisitions. We may not have, or be able to raise on acceptable terms, sufficient financial resources to make acquisitions. In addition, the World-Wide Holdings acquisition and any other acquisitions we make will be subject to all of the risks inherent in an acquisition strategy, including:

    - integrating financial and operational reporting systems;

    - establishing satisfactory budgetary and other financial controls;

    - funding increased capital needs and overhead expenses;

    - obtaining management personnel required for expanded operations; and

    - funding cash flow shortages that may occur if anticipated sales and revenues are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties.

WE ARE DEPENDENT ON KEY EMPLOYEES.

    The loss of the services of members of our executive management group could adversely impact our business prospects and operations. The loss of the services of these individuals, or our inability to hire and retain other talented personnel from the very limited pool of qualified insurance professionals, could delay or prevent us from fully implementing our business strategy or could otherwise adversely affect us.

WE ARE EXPOSED TO FOREIGN CURRENCY RISK.

    Our functional currency is the United States dollar. However, our U.K. subsidiaries, World-Wide Holdings and World-Wide Reassurance, maintain a part of their investment portfolio and operating expense accounts in British pounds and receive other currencies in payment of premiums. All of World-Wide Reassurance's original U.S. business is settled in United States dollars, all Canadian and

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certain Asia and Middle East business is converted and settled in United States dollars, and all other currencies are converted and settled in British pounds. The results of the business in British pounds are then translated to United States dollars. World-Wide Reassurance attempts to limit substantial exposures to foreign currency risk, but does not actively manage currency risks. To the extent our foreign currency exposure is not properly managed or otherwise hedged, we may experience exchange losses, which in turn would adversely affect our results of operations and financial condition.

OUR INSURANCE SUBSIDIARIES ARE HIGHLY REGULATED, AND CHANGES IN THESE REGULATIONS COULD NEGATIVELY AFFECT OUR BUSINESS.

    Our insurance and reinsurance subsidiaries are subject to government regulation in each of the jurisdictions in which they are licensed or authorized to do business. Governmental agencies have broad administrative power to regulate many aspects of the insurance business, which may include trade and claim practices, accounting methods, premium rates, marketing practices, advertising, policy forms, and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders. Moreover, insurance laws and regulations, among other things:

    - establish solvency requirements, including minimum reserves and capital and surplus requirements;

    - limit the amount of dividends, tax distributions, intercompany loans and other payments our insurance subsidiaries can make without prior regulatory approval;

    - impose restrictions on the amount and type of investments we may hold; and

    - require assessments to pay claims of insolvent insurance companies.

    The National Association of Insurance Commissioners, which we call NAIC, continuously examines existing laws and regulations. We cannot predict the effect that any NAIC recommendations or proposed or future legislation or rule making in the United States or elsewhere may have on our financial condition or operations.

    If Scottish Holdings or any of our subsidiaries were to become subject to the laws of a new jurisdiction where Scottish Holdings or that subsidiary is not presently admitted, they may not be in compliance with the laws of the new jurisdiction. Any failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business, and could also result in fines and other sanctions, any or all of which could adversely affect our financial results and operations.

LIFE REINSURANCE AND WEALTH MANAGEMENT ARE HIGHLY COMPETITIVE INDUSTRIES, WHICH COULD LIMIT OUR ABILITY TO GAIN OR MAINTAIN OUR COMPETITIVE POSITION.

    The life reinsurance industry is highly competitive, and we encounter significant competition from other reinsurance companies, as well as competition from other providers of financial services. Competition in the reinsurance business is based on price, financial strength ratings, reputation, experience, relationships and service. Many of our competitors are significantly larger, have greater financial resources and have longer operating histories than we do. Competition from other reinsurers could adversely affect our competitive position.

    The wealth management business is also highly competitive. Our wealth management products primarily compete with those issued by U.S. insurance companies. To the extent that our products provide for management of the underlying separate accounts by independent investment managers, our products compete with mutual funds and other investment or savings vehicles. Many companies offering these products are significantly larger, have longer operating histories, have more extensive distribution capability and have access to greater financial and other resources than we do.

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CONSOLIDATION IN THE INSURANCE INDUSTRY COULD LEAD TO LOWER MARGINS FOR US AND
LESS DEMAND FOR LIFE AND ANNUITY REINSURANCE PRODUCTS.

    Many insurance industry participants are consolidating to enhance their market power. These entities, particularly ceding life insurance companies, may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins may decrease. As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer may become greater.

                           RISKS RELATED TO TAXATION

CERTAIN TAX RISKS MAY AFFECT OUR BUSINESS.

    The market for many annuity and variable life insurance products for persons subject to U.S. federal income tax is based in large part on the favorable tax treatment these products receive relative to certain other financial products. Any material change in such tax treatment, such as the imposition of a "flat tax" or a national sales tax in lieu of the current U.S. federal income tax structure, the repeal of the estate tax, or the taxation of the "inside build-up" of life insurance or annuity contracts, could have an adverse effect on the market for our annuity, life insurance, and reinsurance products. In late 2000, Congress enacted a technical correction of legislation enacted in 1984. As a result of this legislation, certain annuity contracts issued by certain non-U.S. insurance companies may be treated as "debt instruments" that are subject to the "original issue discount" rules of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). If the holder of an annuity contract is subject to tax under the original issue discount rules, the holder will not benefit from the tax deferral normally afforded the inside build-up of annuity contracts. In connection with this legislation, in January 2001, the IRS proposed regulations, which, if adopted, would clarify that certain annuities (other than those subject to a substantial life contingency) issued by foreign insurance companies that are not subject to U.S. corporate income tax on their insurance income are subject to the original issue discount rules. The regulations would apply only to annuities issued on or after January 12, 2001.

    Our non-U.S. subsidiaries (other than Scottish Annuity & Life International Insurance Company (Bermuda) Ltd., which we refer to as Scottish Annuity & Life International) are not subject to U.S. tax on their corporate income. Accordingly, certain annuities issued by those companies may be subject to the original issue discount rules. Because our subsidiaries issue only variable deferred annuities, the impact of the recent legislation and proposed regulations is not clear. Existing regulations provide that the original issue discount rules apply only to instruments that are debt instruments under general principles of federal tax law. Whether and in what circumstances a variable deferred annuity would be treated as a debt instrument under general principles of U.S. federal tax law is not addressed by the regulations. It is possible, however, that the legislation and proposed regulations, if made final, will adversely affect the sales of deferred variable annuities by our non-U.S. subsidiaries to U.S. persons. Any reference to the non-U.S. subsidiaries of Scottish Holdings contained herein does not refer to Scottish Annuity & Life International unless noted otherwise.

    We intend to address this risk by issuing annuities to U.S. persons through Scottish Annuity & Life International, one of our Bermuda-licensed insurance companies, which has made an election under section 953(d) of the Code to be taxed as a U.S. corporation. Although such election will cause Scottish
Annuity & Life International to be subject to U.S. federal income tax, annuities issued by it will not be characterized as debt instruments subject to the original issue discount rules. In addition, premiums received by Scottish Annuity & Life International will not be subject to the U.S. federal excise tax on insurance premiums.

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WE MAY BE SUBJECT TO U.S. FEDERAL INCOME TAXATION.

    Scottish Holdings is a holding company organized under the laws of the Cayman Islands with its principal executive office in Bermuda. Scottish Holdings and its non-U.S. subsidiaries believe they have operated and intend to continue operating in a manner such that neither Scottish Holdings nor any of its non-U.S. subsidiaries will be treated as engaging in a trade or business in the United States and thus will not be subject to U.S. federal income taxation on net income. Because there are no definitive standards provided by the Code, regulations or court decisions as to which activities constitute being engaged in the conduct of a trade or business within the United States and as the determination is essentially factual in nature, we cannot assure you that the IRS could not contend successfully that Scottish Holdings or one or more of its non-U.S. subsidiaries, are engaged in a trade or business in the United States for U.S. federal income tax purposes, and thus may be subject to U.S. federal income tax and "branch profits" tax on net income. The highest marginal federal income tax rates currently are 35% for a corporation's income that is effectively connected with a U.S. trade or business and 30% for the "branch profits" tax.

U.S. PERSONS WHO OWN OUR ORDINARY SHARES MAY BE SUBJECT TO U.S. FEDERAL INCOME TAXATION ON OUR UNDISTRIBUTED EARNINGS AND MAY RECOGNIZE ORDINARY INCOME UPON DISPOSITION OF OUR ORDINARY SHARES.

    Our shareholders who are U.S. persons may be required to include in gross income for U.S. federal income tax purposes our undistributed earnings if we are treated as a passive foreign investment company, a controlled foreign corporation, or if we have generated more than a permissible amount of related person insurance income. In addition, in certain cases gain on the disposition of our ordinary shares may be treated as ordinary income.

    CONTROLLED FOREIGN CORPORATION. Each U.S. 10% shareholder of a controlled foreign corporation on the last day of the controlled foreign corporation's taxable year generally must include in gross income for U.S. federal income tax purposes such shareholder's pro-rata share of the controlled foreign corporation's subpart F income, even if the subpart F income has not been distributed. For purposes of this discussion, the term "U.S. 10% shareholder" includes only persons who, directly or indirectly (or through the application of certain "constructive" ownership rules), own 10% or more of the total combined voting power of all class of stock of the foreign corporation. In general, a non-U.S. insurance company is treated as a controlled foreign corporation only if such U.S. 10% shareholders collectively own more than 25% of the total combined voting power or total value of the company's capital stock for an uninterrupted period of 30 days or more during any year. At the present time, Pacific Life and its affiliates own approximately 22.5% (and are permitted to own up to 24.9%) of our ordinary shares and, as such, are U.S. 10% shareholders. If any other U.S. person acquires 10% or more of our ordinary shares, Scottish Holdings would be treated as a controlled foreign corporation. In order to prevent Scottish Holdings or any of its non-U.S. subsidiaries from being treated as a controlled foreign corporation, our Articles of Association prohibit the ownership by any person of shares that would equal or exceed 10% (or that would exceed 24.9% in the case of Pacific Life) of any class of the issued and outstanding Scottish Holdings shares and provide a "voting cutback" that would, in certain circumstances, reduce the voting power with respect to Scottish Holdings shares to the extent necessary to prevent Pacific Life from owning more than 24.9% of the voting power of Scottish Holdings, and any other shareholder owning more than 9.9% of the voting power of Scottish Holdings. We believe that the dispersion of our share ownership (other than with respect to Pacific Life) and the provisions of our Articles of Association restricting the transfer, issuance and voting power of our ordinary shares should prevent any person (other than Pacific Life) from becoming a U.S. 10% shareholder of Scottish Holdings and/or its non-U.S. subsidiaries, however, some of these provisions have not been directly passed on by the IRS, or by any court, in this context. We cannot assure you that if, in addition to Pacific Life, a U.S. person were to become a U.S. 10% shareholder of Scottish Holdings and/or its non-U.S. subsidiaries in the future that the share ownership of such person together with that of Pacific Life would not cause Scottish Holdings and/or its non-U.S. subsidiaries to be treated as controlled foreign corporations and that such U.S. 10% shareholder would be required to include in gross

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income its allocable share of Subpart F income of Scottish Holdings and/or its
non-U.S. insurance subsidiaries.

    RELATED PERSON INSURANCE INCOME. If Scottish Holdings' related person insurance income determined on a gross basis were to equal or exceed 20% of its gross insurance income in any taxable year, direct or indirect insureds and persons related to such insureds were directly or indirectly to own 20% or more of the voting power or value of Scottish Holdings' capital stock, and U.S. persons directly or indirectly own collectively 25% or more of our ordinary shares (without regard to whether any U.S. person is a U.S. 10% shareholder), such U.S. persons who own our ordinary shares on the last day of the taxable year would be required to include the U.S. person's pro-rata share of Scottish Holdings' related person insurance income for the taxable year in his or her gross income for U.S. federal income tax purposes, determined as if such related person insurance income were distributed proportionately to such U.S. person at that date. Related person insurance income is generally underwriting premium and related investment income attributable to insurance or reinsurance policies when the direct or indirect insureds are direct or indirect U.S. shareholders or are related to such direct or indirect U.S. shareholders. Although Pacific Life is currently a U.S. person that is considered to own indirectly more than 20% of the voting power and value of one of two companies that provide it with reinsurance, World-Wide Reassurance, a wholly owned indirect subsidiary of Scottish Holdings, we do not believe that the 20% gross insurance income threshold has been met. We cannot assure you, however, that this is, or will continue to be, the case. Consequently, we cannot assure you that a person who is a direct or indirect U.S. shareholder will not be required to include amounts in its income in respect of related person insurance income in any taxable year.

    DISPOSITIONS OF OUR ORDINARY SHARES. If we are considered to be a controlled foreign corporation, any gain from the sale or exchange by a U.S. 10% shareholder of our ordinary shares may be treated as ordinary income to the extent of our earnings and profits during the period that such shareholder held our shares (with certain adjustments).

    If we are considered to have related person insurance income and U.S. persons in the aggregate (without regard to whether any such shareholder is a U.S. 10% shareholder) own 25% or more of the voting power or value of our ordinary shares, any gain from the disposition by a U.S. shareholder of our ordinary shares will generally be treated as ordinary income to the extent of such U.S. shareholder's portion of the corporation's undistributed earnings and profits that were accumulated during the period that the U.S. shareholder owned the shares. In addition, such U.S. shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned directly or indirectly. However, because Scottish Holdings is not itself directly engaged in the insurance business and because proposed U.S. Treasury regulations applicable to this situation appear to apply only to sales of shares of corporations that are directly engaged in the insurance business, we do not believe that sale of Scottish Holdings shares will be subject to these rules. We cannot assure you, however, that the IRS will interpret the proposed regulations in this manner or that the proposed regulations will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of our ordinary shares.

    PASSIVE FOREIGN INVESTMENT COMPANY. In order to avoid significant potential adverse U.S. federal income tax consequences for any U.S. person who owns our ordinary shares, we must not be subject to treatment as a passive foreign investment company, referred to as a PFIC, in any year in which such U.S. person is a shareholder. In general, a non-U.S. corporation is a PFIC for a taxable year if 75% or more of its income constitutes passive income or 50% or more of its assets produce passive income. Passive income generally includes interest, dividends and other investment income. Passive income does not, however, include income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. Although we believe that Scottish Holdings and its non-U.S. subsidiaries, taken as a whole, are engaged predominantly in insurance and reinsurance activities that involve significant risk transfer and that are otherwise activities of a type normally undertaken by insurance or reinsurance companies, and do not expect to have financial reserves in excess of the reasonable needs of their insurance businesses, it is possible that the IRS could take the position that we are a PFIC. Although we do not believe that we are or will be a passive foreign investment company, we cannot assure you that the IRS or a court will concur that we are not a passive foreign investment company with respect to any given year.

U.S. TAX-EXEMPT ORGANIZATIONS WHO OWN OUR ORDINARY SHARES MAY RECOGNIZE UNRELATED BUSINESS TAXABLE INCOME.

    A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of our insurance income is allocated to the organization. In general, insurance income will be allocated to a U.S. tax-exempt organization if either we are a controlled foreign corporation and the tax-exempt shareholder is a U.S. 10% shareholder or there is related person insurance income and certain exceptions do not apply. Although we do not believe that any U.S. persons will be allocated subpart F insurance income, we cannot assure you that this will be the case. Potential U.S. tax-exempt investors are advised to consult their own tax advisors.

CHANGE IN U.S. TAX LAWS MAY BE RETROACTIVE AND COULD SUBJECT US AND/OR U.S. PERSONS WHO OWN OUR ORDINARY SHARES TO U.S. INCOME TAXATION ON OUR UNDISTRIBUTED EARNINGS.

    The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business, is a controlled foreign corporation, has related party insurance income or is a passive foreign investment company are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the passive foreign investment company rules to an insurance company and the regulations regarding related party insurance income are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules will likely be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.

WE MAY BECOME SUBJECT TO TAXES IN THE CAYMAN ISLANDS IN THE FUTURE.

    Scottish Holdings and our Cayman Islands subsidiaries have received undertakings from the Governor-in-Council of the Cayman Islands pursuant to the provisions of the Tax Concessions Law, as amended (1999 Revision), that until the year 2018 with respect to Scottish Holdings and Scottish Annuity & Life Insurance Company (Cayman) Ltd., and until the year 2014 with respect to The Scottish Annuity Company (Cayman) Ltd., (1) no subsequently enacted law imposing any tax on profits, income, gains or appreciation shall apply to Scottish Holdings and its Cayman Islands subsidiaries and (2) no such tax and no tax in the nature of an estate duty or an inheritance tax shall be payable on any shares, debentures or other obligations of Scottish Holdings and its Cayman Islands subsidiaries. We cannot assure you that we will not be subject to any Cayman Islands tax after the applicable dates.

WE MAY BECOME SUBJECT TO TAXES IN BERMUDA IN THE FUTURE.

    Bermuda currently imposes no income tax on corporations. The Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, has assured us that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to our Bermuda subsidiaries until March 28, 2016. We cannot assure you that our Bermuda subsidiaries will not be subject to any Bermuda tax after that date.

    Scottish Holdings recently moved its principal place of business to Bermuda. In connection with this move, Scottish Holdings intends to apply for an assurance from the Bermuda Minister of Finance similar to that described above with respect to our Bermuda subsidiaries. We cannot assure you, however, that we will obtain such an assurance and that we will not be subject to Bermuda tax in the future.

THE IMPACT OF LETTERS OF COMMITMENT FROM BERMUDA AND THE CAYMAN ISLANDS TO THE ORGANIZATION FOR ECONOMIC COOPERATION AND DEVELOPMENT TO ELIMINATE HARMFUL TAX PRACTICES IS UNCERTAIN.

    The Organization for Economic Cooperation and Development, which is commonly referred to as the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated June 26, 2000, Bermuda and the Cayman Islands were not listed as tax haven jurisdictions because they had previously signed a letter committing themselves to eliminate harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will have an adverse effect on us.

                         RISKS RELATED TO THIS OFFERING

OUR ABILITY TO PAY DIVIDENDS IS LIMITED.

    We are a holding company, with our principal assets consisting of the stock of our insurance company subsidiaries. Our ability to pay dividends on the ordinary shares depends significantly on the ability of our insurance company subsidiaries, our principal sources of cash flow, to declare and distribute dividends or to advance money to us in the form of intercompany loans. Our insurance company subsidiaries are subject to various state and foreign government statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to us.

OUR SHARES ARE SUBJECT TO VOTING AND TRANSFER LIMITATIONS.

    Under our Articles of Association, our Board of Directors (or its designee) is required to decline to register any transfer of shares, including ordinary shares, if our directors have any reason to believe that such transfer would result in a person (or any group of which such person is a member) beneficially owning, directly or indirectly, 10% or more of any class of our shares, except that Pacific Life, Pacific Mutual Holding Company, Pacific LifeCorp and/or any direct or indirect wholly-owned subsidiary of Pacific Mutual Holding Company, each of which we call a Pacific Life Entity, are permitted to transfer ordinary shares to other Pacific Life Entities, so long as the number of shares beneficially owned directly or indirectly by the Pacific Life Entities in the aggregate does not exceed 24.9% of the ordinary shares. Similar restrictions apply to issuances and repurchases of shares by us. Our directors (or their designee) also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe that such transfer may expose us, our subsidiaries or shareholders or any person insured or reinsured or proposing to be insured or reinsured by us to adverse tax or regulatory treatment in any jurisdiction or if they have reason to believe that registration of such transfer under the Securities Act of 1933, under any state "blue sky" or other U.S. securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. A transferor of ordinary shares will be deemed to own such shares for dividend, voting and reporting purposes until a transfer of such ordinary shares has been registered on our Register of Members. We are authorized to request information from any holder or prospective acquiror of ordinary shares as necessary to effect registration of any such transaction, and may decline to register any such transaction if complete and accurate information is not received as requested.

    In addition, our Articles of Association generally provide that any person (or any group of which such person is a member) other than the Pacific Life Entities, holding directly, or by attribution, or otherwise beneficially owning our voting shares carrying 10% or more of the total voting rights attached to all of our outstanding voting shares, will have the voting rights attached to its voting shares reduced so that it may not exercise more than approximately 9.9% of such total voting rights. In addition, in the event the Pacific Life Entities hold directly or by attribution or otherwise beneficially own voting shares with more than 24.9% of the total voting rights of our voting shares, the voting rights of the Pacific Life Entities will be reduced so that they may not exercise in the aggregate more than approximately 24.9% of the total voting rights of our voting shares at any given time. Because of the attribution provisions of the Code and the rules of the SEC regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder whether or not such shareholder directly holds of record 10% or more of our voting shares. Further, our Board of Directors (or its designee) has the authority to request from any shareholder certain information for the purpose of determining whether such shareholder's voting rights are to be reduced. Failure to respond to such a notice, or submitting incomplete or inaccurate information, gives our Board of Directors (or its designee) discretion to disregard all votes attached to such shareholder's ordinary shares.

OUR ARTICLES OF ASSOCIATION AND APPLICABLE INSURANCE LAWS MAKE IT DIFFICULT TO EFFECT A CHANGE OF CONTROL; A LARGE SHAREHOLDER MAY HAVE SIGNIFICANT INFLUENCE OVER POTENTIAL CHANGE IN CONTROL TRANSACTIONS.

    Our Articles of Association contain certain provisions that make more difficult the acquisition of control of Scottish Holdings by means of a tender offer, open market purchase, a proxy fight or otherwise, including by reason of the limitation on transfers of ordinary shares and voting rights described above. While these provisions are designed to encourage persons seeking to acquire control to negotiate with our Board of Directors, they could have the effect of discouraging a prospective purchaser from making a tender offer or otherwise attempting to obtain control.

    Under applicable Delaware insurance laws and regulations, no person may acquire control of Scottish Holdings or Scottish Re (U.S.), Inc., our Delaware insurance subsidiary, unless that person has filed a statement containing specified information with the Delaware Insurance Commissioner and approval for such acquisition is obtained. Under applicable laws and regulations, any person acquiring, directly by stock ownership or indirectly (by revocable proxy or otherwise), 10% or more of the voting stock of any other person is presumed to have acquired control of such person, and a person who beneficially acquires 10% or more of our ordinary shares without obtaining the approval of the Delaware Insurance Commissioner would be in violation of Delaware's insurance holding company act and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action determined by the Delaware Insurance Commissioner.

    In addition, many state insurance laws require prior notification to the state insurance department of a change in control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of us or Scottish Re (U.S.), Inc. may require prior notification in the states that have pre-acquisition notification laws.

    Other provisions in the Articles of Association that make it difficult to effect a change in control include staggered terms for members of our Board of Directors, no opportunity for shareholder action by written consent, and the ability of the Board of Directors to change the total number of directors.

    Pacific Life owns approximately 22.5% of our outstanding ordinary shares. In addition, pursuant to a Stockholder Agreement, Pacific Life has the right to nominate two persons for election to our Board of Directors so long as Pacific Life and its affiliates own at least 15% of our outstanding ordinary shares and one such person so long as they own at least 10%. Pacific Life's share ownership and ability to nominate persons for election to our Board of Directors might provide Pacific Life with significant influence over potential change in control transactions.

WE HAVE A SIGNIFICANT NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE.


    As of March 6, 2002, we had outstanding Class A warrants to purchase an aggregate of 2,850,000 ordinary shares, Class B warrants to purchase an aggregate of 200,000 ordinary shares and options to purchase an aggregate of 3,333,601 ordinary shares. Assuming these warrants and options are not exercised, upon completion of the offering of the ordinary shares we will have outstanding 25,144,956 ordinary shares including 4,532,380 shares held by Pacific Life. If the underwriters' over-allotment option is exercised in full, 25,894,956 ordinary shares will be outstanding.


    In addition, both Pacific Life and the holders of our Class A and Class B warrants have the right to demand registration of their ordinary shares for sale under the Securities Act and to piggyback onto any registration initiated by us or another holder.

    We cannot predict the effect, if any, that future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the market price of the ordinary shares prevailing from time to time. Sales of substantial amounts of ordinary shares in the public market following the offering, or the perception that such sales could occur, could adversely affect the market price of the ordinary shares and may make it more difficult for us to sell our equity securities in the future at a time and at a price which we deem appropriate. If the persons holding the Class A warrants, Class B warrants or options cause a large number of the ordinary shares underlying such securities to be sold in the market, or if Pacific Life were to sell a large number of their ordinary shares, such sales could have an adverse effect on the market price for the ordinary shares.

INVESTORS MAY HAVE DIFFICULTIES IN SUING OR ENFORCING JUDGMENTS AGAINST US IN THE UNITED STATES.

    Scottish Holdings is a holding company organized under the laws of the Cayman Islands with its principal executive office in Bermuda. Certain of our directors and officers are residents of various jurisdictions outside the United States. All or a substantial portion of our assets and those of such directors and officers, at any one time, are or may be located in jurisdictions outside the United States. Although we have irrevocably agreed that we may be served with process in New York, New York with respect to actions arising out of or in connection with violations of United States federal securities laws relating to offers and sales of ordinary shares made hereby, it could be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States or to recover against us or such directors and officers on judgments of United States courts predicated upon the civil liability provisions of the U.S. federal securities laws.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference into this prospectus contain certain forward-looking statements within the safe harbor provisions of the Private Securities Litigations Reform Act of 1995. These statements include information with respect to our financial condition, our results of operations and businesses and the expected impact of this offering on our financial condition. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "continue," "project" and similar expressions, as well as statements in the future tense, identify forward-looking statements.

    These forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include:

    - uncertainties relating to the ratings accorded to our insurance subsidiaries;

    - uncertainties relating to government and regulatory policies (such as subjecting us to insurance regulation or taxation in additional jurisdictions);

    - exposure to mortality experience which differs from our assumptions;

    - uncertainties arising from control of our invested assets by third parties;

    - the risk that our risk analysis and underwriting may be inadequate;

    - risks arising from our investment strategy, including risks related to the market value of our investments, fluctuations in interest rates and our need for liquidity;

    - the risk that our retrocessionaires may not honor their obligations to us;

    - changes in capital needs;

    - the impact of acquisitions, including the ability to successfully integrate acquired businesses, the competing demands for our capital and the risk of undisclosed liabilities;

    - loss of the services of any of our key employees;

    - changes in accounting principles;

    - terrorist attacks on the United States and the impact of such attacks on the economy in general and on our business in particular;

    - political and economic risks in developing countries;

    - losses due to foreign currency exchange rate fluctuations;

    - changes in the rate of policyholder withdrawals or recapture of reinsurance treaties;

    - the competitive environment in which we operate and associated pricing pressures; and

    - developments in global financial markets that could affect our investment portfolio and fee income.

    The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date of this prospectus and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of such statement or to reflect the occurrence of unanticipated events.

    In evaluating a potential investment in our ordinary shares, you should carefully consider the discussion of these and other factors in the section entitled "Risks Factors" on page 9.

                                USE OF PROCEEDS



    We estimate that the net proceeds from our sale of the 5,000,000 ordinary shares in this offering at an assumed public offering price of $16.75 per share, the last reported sale price of our common stock on the New York Stock Exchange on March 6, 2002, and after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately
$78.0 million or approximately $89.8 million if the underwriters exercise their over-allotment option in full.



    We will contribute a portion of the net proceeds of this offering to our subsidiaries (1) to support the growth of our business, (2) to pursue new business opportunities in the reinsurance market and (3) for general corporate purposes. We may also use a portion of the net proceeds to acquire or to invest in complementary businesses, but we have no current plans or commitments to do so.



    We have not yet determined the amount of proceeds to be used for each purpose. Our management will retain broad discretion in the allocation of the net proceeds of this offering.


                          MARKET PRICES AND DIVIDENDS


    Our ordinary shares have been traded on the New York Stock Exchange under the symbol "SCT" since January 23, 2002. Prior to that time our ordinary shares were listed and traded on the Nasdaq National Market under the symbol "SCOT" since November 24, 1998. As of March 6, 2002, our ordinary shares were held of record by approximately 31 persons. This table shows for the indicated periods the high and low closing sales prices per share for our ordinary shares, as reported in THE WALL STREET JOURNAL, and dividends declared per share.



                                                                                      PER
                                                                                     SHARE
                                                                HIGH       LOW      DIVIDEND
                                                              --------   --------   --------
YEAR ENDED DECEMBER 31, 2000
  First Quarter.............................................  $ 9.000    $ 7.563      $.05
  Second Quarter............................................    9.125      6.781       .05
  Third Quarter.............................................    9.875      8.375       .05
  Fourth Quarter............................................   12.063      8.000       .05

YEAR ENDED DECEMBER 31, 2001
  First Quarter.............................................  $16.500    $11.125      $.05
  Second Quarter............................................   17.600     13.000       .05
  Third Quarter.............................................   18.900     13.900       .05
  Fourth Quarter............................................   19.350     15.000       .05

PERIOD ENDED MARCH 6, 2002
  January 1, 2002 to March 6, 2002..........................  $19.000    $15.900      $.05


    Our dividend decisions are based on a number of factors, including our operating requirements and the impact of regulatory restrictions on the ability of our subsidiaries to pay dividends or advance funds to us. Our subsidiaries are restricted in the amount of dividends they can pay us. See "Risk Factors--Our ability to pay dividends is limited" on page 19.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of December 31, 2001,
(i) on a historical basis and (ii) on a historical basis, as adjusted, to reflect our sale of 5,000,000 shares of ordinary shares offered by us in this offering at an assumed public offering price of $16.75 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. You should read the following table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes included in this prospectus.



                                                                DECEMBER 31, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $     --     $     --
Shareholders' equity:
  Ordinary shares, $0.01 par value; authorized 100,000,000
    shares; issued 20,144,956 shares, as adjusted 25,144,956
    shares (excludes 3,062,200 shares held in treasury).....       201          251
  Additional paid-in capital................................   301,542      379,497
  Unrealized depreciation on investments, net of tax........    (3,626)      (3,626)
  Retained earnings.........................................    33,165       33,165
                                                              --------     --------
    Total shareholders' equity..............................   331,282      409,287
                                                              --------     --------
      Total capitalization..................................  $331,282     $409,287
                                                              ========     ========


    The above table excludes:


    - up to 750,000 ordinary shares issuable by us if the underwriters exercise their over-allotment option;


    - 2,750,601 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of $11.309 per share as of December 31, 2001; and

    - 3,050,000 ordinary shares issuable upon exercise of outstanding warrants at an exercise price of $15.000 per share.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


    The following table presents selected consolidated financial data of Scottish Holdings in accordance with GAAP. The GAAP selected consolidated financial data of Scottish Holdings as of and for the years ended December 31, 2001, 2000 and 1999 are derived from the audited consolidated financial statements of Scottish Holdings and the notes thereto included elsewhere in this prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The information under "As Adjusted" in the consolidated balance sheet data below reflects the sale by us of the 5,000,000 ordinary shares in this offering and our receipt of the estimated net proceeds at an assumed public offering price of $16.75 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Balance sheet data reflect the acquisition of World-Wide Holdings as of December 31, 2001, but consolidated statements of income data do not reflect the results of World-Wide Holdings, as the transaction was completed at the close of business on the last day of the year.


                                                                  YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------
                                                          2001              2000              1999
                                                      ------------      ------------      ------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF INCOME DATA:
  Total revenues....................................  $   119,469       $    83,934       $    22,465
  Total benefits and expenses.......................      102,236            68,073            13,632
  Net income before income taxes and minority
    interest........................................       17,233            15,861             8,833
  Net operating earnings(1).........................       21,618            16,178            11,513
  Net income........................................       16,839            15,971             8,875
  Basic net income per share........................  $      1.08       $      1.01       $      0.50
  Diluted net income per share......................         1.02              1.00              0.50
  Cash dividends per share..........................         0.20              0.20              0.15
Weighted average number of shares outstanding:
  Basic.............................................   15,646,106        15,849,657        17,919,683
  Diluted...........................................   16,485,338        15,960,542        17,919,683


                                                  AS OF DECEMBER 31, 2001     AS OF DECEMBER 31,
                                                  ------------------------   ---------------------
                                                    ACTUAL     AS ADJUSTED      2000        1999
                                                  ----------   -----------   ----------   --------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Total fixed maturity investments..............  $  583,890   $  583,890    $  581,020   $546,807
  Segregated assets.............................     602,800      602,800       409,660    256,546
  Total assets..................................   2,150,354    2,228,359     1,168,518    856,634
  Reserves for future policy benefits...........     379,618      379,618       182,391     97,353
  Interest sensitive contract liabilities.......     718,815      718,815       310,755    268,126
  Segregated liabilities........................     602,800      602,800       409,660    256,546
  Total liabilities.............................   1,819,072    1,819,072       926,134    637,973
  Total shareholders' equity....................     331,282      409,287       239,564    218,661


------------------------

(1) We determine net operating earnings by adjusting GAAP net income for net realized capital gains and losses, as adjusted for the related effects upon the amortization of deferred acquisition costs and taxes, and non-recurring items that we believe are not indicative of overall operating trends, which includes a charge of $406,000 in 2001 due to the cumulative effect of a change in accounting principle. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of net operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, recurring operations of our business. However, net operating earnings are not a substitute for net income determined in accordance with GAAP.

          SELECTED CONSOLIDATED FINANCIAL DATA OF WORLD-WIDE HOLDINGS

    On December 31, 2001, we acquired all of the issued and outstanding shares of World-Wide Holdings from Pacific Life and World-Wide Holdings became our wholly-owned subsidiary.

    The following tables set forth selected consolidated financial data with respect to World-Wide Holdings. The selected consolidated financial data have been prepared in accordance with GAAP.

    The selected consolidated financial data as of and for the years ended September 30, 2001 and September 30, 2000 have been derived from the audited consolidated financial statements of World-Wide Holdings included in this prospectus. The selected consolidated financial data as of and for the year ended September 30, 1999 have been derived from the unaudited consolidated financial statements of World-Wide Holdings. The unaudited financial statements have been prepared on the same basis as World-Wide Holdings' audited financial statements.

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENTS OF INCOME DATA(1)
  Total revenues............................................  $ 36,699   $ 37,674   $ 22,948
  Total benefits and expenses...............................    32,839     31,341     16,563
  Income before income taxes................................     3,860      6,333      6,385
  Net income................................................     2,702      4,503      4,536

                                                                      SEPTEMBER 30,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Total investments.........................................  $120,912   $118,989   $ 84,663
  Total assets(1)...........................................   172,597    197,072    167,068
  Total liabilities.........................................   125,170    143,183    114,331
  Total shareholder's equity(1).............................    47,427     53,889     52,737

------------------------

(1) In connection with the closing of our acquisition of World-Wide Holdings, World-Wide Holdings paid a dividend equal to approximately $11,381,163 to Pacific Life and an investment reserve release tax in the United Kingdom of approximately $1,618,837, both of which were paid after September 30, 2001 and are not reflected in these tables.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The table below contains selected unaudited pro forma combined data for Scottish Holdings and World-Wide Holdings on a purchase accounting basis to illustrate the estimated effects of the acquisition, for combined statements of income purposes. The unaudited pro forma combined data set forth below should be read in conjunction with the historical financial statements of Scottish Holdings and World-Wide Holdings included elsewhere in this prospectus. These pro forma combined financial statements do not purport to be indicative of the results which may occur in the future. The combined statements of income data are prepared for the year ended December 31, 2001, and illustrate the effects of the acquisition as if it had occurred at the beginning of the periods presented.

    We have provided this unaudited pro forma combined financial data in accordance with GAAP for informational purposes only. This data is not necessarily indicative of the operating results or financial position that would have been achieved had the acquisition been effective at the date or during the periods presented, or of the operating results that may be obtained in the future.

    The following selected unaudited pro forma combined financial data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes for the year ended December 31, 2001.

                                                                            YEAR ENDED
                                                          -----------------------------------------------
                                                          DECEMBER 31,     SEPTEMBER 30,    DECEMBER 31,
                                                              2001             2001             2001
                                                          -------------   ---------------   -------------
                                                                                              SCOTTISH
                                                            SCOTTISH        WORLD-WIDE        HOLDINGS
                                                            HOLDINGS         HOLDINGS         COMBINED
                                                          -------------   ---------------   -------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
COMBINED STATEMENTS OF INCOME DATA:
  Total revenues........................................    $119,469           $36,699        $155,258
  Total benefits and expenses...........................     102,236            32,839         135,075
                                                            --------           -------        --------
  Net income before income tax and minority interest....      17,233             3,860          20,183
  Income tax expense....................................          59             1,158             944
  Minority interest.....................................         (71)               --             (71)
                                                            --------           -------        --------
  Net income before cumulative effect of change in
  accounting principle..................................      17,245             2,702          19,310
  Cumulative effect of change in accounting principle...        (406)               --            (406)
                                                            --------           -------        --------
  Net income............................................    $ 16,839           $ 2,702        $ 18,904
                                                            ========           =======        ========
PER SHARE DATA:
Basic
  Income before cumulative effect of change in
  accounting principle..................................    $   1.10                          $   0.96
  Cumulative effect of change in accounting principle...       (0.02)                            (0.02)
                                                            --------                          --------
  Net income............................................    $   1.08                          $   0.94
                                                            ========                          ========
Diluted
  Income before cumulative effect of change in
  accounting principle..................................    $   1.04                          $   0.92
  Cumulative effect of change in accounting principle...       (0.02)                            (0.02)
                                                            --------                          --------
  Net income............................................    $   1.02                          $   0.90
                                                            ========                          ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Scottish Holdings is a holding company organized under the laws of the Cayman Islands with its principal executive office in Bermuda. We are a reinsurer of life insurance, annuities and annuity-type products. These products are written by life insurance companies and other financial institutions located principally in the United States, as well as around the world. We refer to this portion of our business as life reinsurance. To a lesser extent, we directly issue variable life insurance and variable annuities and similar products to high net worth individuals and families for insurance, investment and estate planning purposes. We refer to this portion of our business as wealth management.

REVENUES

    We derive revenue from four principal sources:

    - premiums from reinsurance assumed on life business;

    - fee income from our variable life insurance and variable annuity products and from financial reinsurance transactions;

    - investment income from our investment portfolio; and

    - realized gains and losses from our investment portfolio.

    Premiums from reinsurance assumed on life business are included in revenues over the premium paying period of the underlying policies. When we acquire blocks of in-force business, we account for these transactions as purchases, and our results of operations include the net income from these blocks as of their respective dates of acquisition. Reinsurance assumed on annuity business does not generate premium income but generates investment income over time on the assets we receive from the ceding company.

    In our wealth management business, when we sell a variable life insurance policy or a variable annuity contract, we charge mortality, expense and distribution risk fees that are based on total assets in each policyholder's separate account. In the case of variable life insurance policies, we also charge a cost of insurance fee based on the amount necessary to cover the death benefit under the policy. We also earn fees in our financial reinsurance transactions with U.S. insurance company clients. Because some of these transactions do not satisfy the risk transfer rules for reinsurance accounting, the premiums and benefits are not reported in the consolidated statements of income.

    Our investment income includes interest earned on our fixed income investments and income from funds withheld at interest under modified coinsurance agreements. Under GAAP, because our fixed income investments are held as available for sale, these securities are carried at fair value, and unrealized appreciation and depreciation on these securities is not included in investment income on our statements of income, but is included in comprehensive income as a separate component of shareholders' equity.

    Realized gains and losses include gains and losses on investment securities that we sell during a period and write downs of securities deemed to be other than temporarily impaired.

EXPENSES

    We have five principal types of expenses:

    - claims and policy benefits under our reinsurance contracts;

    - interest credited to interest sensitive contract liabilities;

    - acquisition costs and other insurance expenses;

    - operating expenses; and

    - interest expense.

    When we issue a life reinsurance contract, we establish reserves for benefits. These reserves are our estimates of what we expect to pay in claims and policy benefits and related expenses under the contract or policy. From time to time, we may also add to reserves if our experience leads us to believe that benefit claims and expenses will ultimately be greater than the existing reserve. We report the provision for these reserves as an expense during the period when the reserve or additional reserve is established.

    In connection with reinsurance of annuity and annuity-type products, we record a liability for interest sensitive contract liabilities, which represents the amount ultimately due to the policyholder. We credit interest to these contracts each period at the rates determined in the underlying contract, and the amount is reported as interest credited to interest sensitive contract liabilities on our consolidated statements of income.

    A portion of the costs of acquiring new business, such as commissions, certain internal expenses related to our policy issuance and underwriting departments and some variable selling expenses are capitalized. The resulting deferred acquisition costs asset is amortized over future periods based on our expectations as to the emergence of future gross profits from the underlying contracts. These costs are dependent on the structure, size and type of business written. For certain products, we may retrospectively adjust our amortization when we revise our estimate of current or future gross profits to be realized. The effects of this adjustment are reflected in earnings in the period in which we revise our estimate.

    Operating expenses consist of salary and salary related expenses, legal and professional fees, rent and office expenses, travel and entertainment, directors' expenses, insurance and other similar expenses, except to the extent capitalized in deferred acquisition costs.

    Interest expense consists of interest charges on our borrowings.

FACTORS AFFECTING PROFITABILITY

    We seek to generate profits from three principal sources. First, in our life reinsurance business, we seek to receive reinsurance premiums and financial reinsurance fees that, together with income from the assets in which those premiums are invested, exceed the amounts we ultimately pay as claims and policy benefits, acquisition costs and ceding commissions. Second, in our wealth management business, we seek to generate fee income that will exceed the expenses of maintaining and administering our variable life insurance and variable annuity products. Third, within our investment guidelines, we seek to maximize the return on our unallocated capital.

    The following factors affect our profitability:

    - the volume of business we write;

    - our ability to assess and price adequately for the risks we assume;

    - the mix of different types of business that we reinsure, because profits on some kinds of business emerge later than on other types;

    - our ability to manage our assets and liabilities to manage investment and liquidity risk;

    - the level of fees that we charge on our wealth management contracts; and

    - our ability to control expenses.

    In addition, our profits can be affected by a number of factors that are not within our control. For example, movements in interest rates can affect the volume of business that we write, the income earned from our investments, the interest we credit on interest sensitive contracts, the level of surrender activity on contracts that we reinsure and the rate at which we amortize deferred acquisition costs. Other external factors that can affect profitability include mortality experience that varies from our assumed mortality and changes in regulation or tax laws which may affect the attractiveness of our products or the costs of doing business. See "Risk Factors" beginning on page 9.

RESULTS OF OPERATIONS

    Our results of operations for each of the years ended December 31, 2001, 2000 and 1999 do not include the results of operations of World-Wide Holdings, which we acquired at the close of business on December 31, 2001.

EARNINGS PER SHARE

                                                                    YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------
                                                            2001             2000             1999
                                                         -----------      -----------      -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income.............................................  $   16,839       $   15,971       $    8,875
                                                         ==========       ==========       ==========
Basic EPS..............................................  $     1.08       $     1.01       $     0.50
                                                         ==========       ==========       ==========
Diluted EPS............................................  $     1.02       $     1.00       $     0.50
                                                         ==========       ==========       ==========

Weighted average number of shares outstanding:
  Basic................................................  15,646,106       15,849,657       17,919,683
  Diluted..............................................  16,485,338       15,960,542       17,919,683

    Our net income for the year ended December 31, 2001 increased 5% to $16.8 million from $16.0 million in 2000, which was an increase of 80% from $8.9 in 1999. The increases in earnings in 2001 and 2000 are primarily due to increased income from life reinsurance and wealth management operations and an increase in investment income due to the increase in average invested assets, offset in part in 2001 by an increase in realized losses on fixed maturity investments.

    Earnings per share for the year ended December 31, 2001 increased 2% on a diluted basis to $1.02 from $1.00 in 2000, and increased 100% in 2000 from $0.50 in 1999. The increase in earnings per share was due to the increased earnings plus the repurchase of 2,529,700 shares in 1999, 432,500 shares in 2000 and 100,000 shares in 2001, offset in part by the increase in the dilutive effect of options and warrants.

                                                                    YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------
                                                            2001              2000              1999
                                                        ------------      ------------      ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
GAAP net income.......................................   $   16,839        $   15,971        $    8,875
Realized losses (gains) net of deferred acquisition
  costs
  -- non taxable companies............................        4,790               236             2,488
Realized losses (gains) net of deferred acquisition
  costs
  -- taxable companies................................         (866)              (45)              150
Provision for taxes -- taxable companies..............          449                16                --
Cumulative effect of change in accounting principle...          406                --                --
                                                         ----------        ----------        ----------
Net operating earnings................................   $   21,618        $   16,178        $   11,513
                                                         ==========        ==========        ==========
Basic net operating EPS...............................   $     1.38        $     1.02        $     0.64
                                                         ==========        ==========        ==========
Diluted net operating EPS.............................   $     1.31        $     1.01        $     0.64
                                                         ==========        ==========        ==========
Weighted average number of shares outstanding:
  Basic...............................................   15,646,106        15,849,657        17,919,683
  Diluted.............................................   16,485,338        15,960,542        17,919,683

    Net operating earnings excludes the effect of net realized capital gains and losses, net of deferred acquisition costs, and non-recurring events and transactions. We determine net operating earnings by adjusting GAAP net income for net realized capital gains and losses, as adjusted for the related effects upon the amortization of deferred acquisition costs, and non-recurring items that we believe are not indicative of overall operating trends. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe the presentation of net operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, recurring operations of our business. However, net operating earnings are not a substitute for net income determined in accordance with GAAP.

    Net operating earnings increased 34% to $21.6 million in 2001 from $16.2 million in 2000, which was a 41% increase from $11.5 million in 1999.

REVENUES

    Revenues increased by $35.5 million or 42% to $119.5 million in 2001 and by $61.5 million or 274% to $83.9 million in 2000 from $22.5 million in 1999. The increases are primarily due to growth in our life reinsurance operations and an increase in investment income due to the increase in our invested assets resulting from new business.

    Revenue consists of the following:

                                                                YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                        2001             2000             1999
                                                     -----------      -----------      -----------
                                                                (DOLLARS IN THOUSANDS)
Premiums earned....................................  $    68,344      $    37,086      $        21
Fee income.........................................        4,809            2,246            1,014
Investment income, net.............................       51,692           44,793           24,068
Realized losses....................................       (5,376)            (191)          (2,638)
                                                     -----------      -----------      -----------
Total revenues.....................................  $   119,469      $    83,934      $    22,465
                                                     ===========      ===========      ===========

PREMIUMS EARNED

    Premiums earned in 2001 increased 84% to $68.3 million and were from 38 life reinsurance clients. Premiums earned in 2000 of $37.1 million were from 12 life reinsurance clients. Premiums earned in 1999 are in relation to the accident & health business in existence when we acquired Scottish Re (U.S.), Inc. Premiums earned have increased due to the increase in the number of clients and the increase in business from those clients.

    As of December 31, 2001, we reinsured approximately $34.9 billion of life coverage on 993,000 lives. The average benefit coverage per life is $35,000 and our targeted maximum corporate retention on any one life is $500,000. As of December 31, 2000, we reinsured approximately $11.4 billion of life coverage on 248,000 lives. The average benefit coverage per life was $45,800.

FEE INCOME

    We earn life reinsurance fees on our financial reinsurance treaties that do not qualify under risk transfer rules for reinsurance accounting.

    Wealth management fees increased in 2001 by 43% to $3.1 million from $2.2 million in 2000 which was a 115% increase from $1.0 million in 1999. The growth has been primarily due to increases in variable account balances on which we earn fees and the increase in the number of clients.

    Fees earned are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------
                                                          2001             2000             1999
                                                       -----------      -----------      -----------
                                                                  (DOLLARS IN THOUSANDS)
Life reinsurance.................................      $     1,685      $        66      $        --
Wealth management................................            3,124            2,180            1,014
                                                       -----------      -----------      -----------
Total............................................      $     4,809      $     2,246      $     1,014
                                                       ===========      ===========      ===========

    Wealth management fees are earned from both life and annuity clients. The following table summarizes our client base with the associated segregated assets and policy face amounts.

                                                                       DECEMBER 31,
                                                     ------------------------------------------------
                                                         2001              2000              1999
                                                     ------------      ------------      ------------
                                                     (DOLLARS IN THOUSANDS EXCEPT NUMBER OF CLIENTS)
Number of clients
  --Life...........................................           42                11                 2
  --Annuity........................................           90                81                79
                                                     -----------       -----------       -----------
                                                             132                92                81
                                                     ===========       ===========       ===========
Segregated assets
  --Life...........................................  $   134,800       $    47,155       $       300
  --Annuity........................................      468,000           362,505           256,246
                                                     ===========       ===========       ===========
                                                     $   602,800       $   409,660       $   256,546
                                                     ===========       ===========       ===========
Policy face amounts
  --Life...........................................  $   812,380       $   241,907       $    15,000
                                                     ===========       ===========       ===========

    The change in the segregated assets is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                        2001             2000             1999
                                                     -----------      -----------      -----------
                                                                (DOLLARS IN THOUSANDS)
Balance at beginning of period.....................  $   409,660      $   256,546      $        --
Deposits...........................................      202,794          128,039          213,505
Withdrawals........................................      (18,985)         (15,938)          (1,345)
Investment performance(1)..........................        9,331           41,013           44,386
                                                     -----------      -----------      -----------
Balance at December 31.............................  $   602,800      $   409,660      $   256,546
                                                     ===========      ===========      ===========

------------------------

(1) Investment performance for the period is determined using actual asset valuations where available and estimates where actual data is not available.

INVESTMENT INCOME

    Net investment income increased by $6.9 million or 15% to $51.7 million in 2001 from $44.8 million in 2000 primarily as a result of an increase in average invested assets. Funds withheld at interest grew from $46.3 million to $562.4 million; since most of this growth occurred in the second half of the year, its contribution to income was for only part of the year. Excluding funds withheld at interest and the World-Wide Holdings portfolio, which was added at year end, our general account portfolio declined during the year. This decline was the net result of the recapture by a ceding company of $185.7 million of assets on April 30, 2001, offset in part by the addition of investments funded by new transactions and borrowings. During 2001, as compared to 2000, average book yields were lower, particularly on floating rate assets and cash. Yields on floating rate assets generally move with LIBOR which decreased significantly during 2001. On the $581.1 million portfolio managed by NEAM, the yields on fixed rate assets were 7.09% and 7.12% at December 31, 2001 and 2000, respectively. Between those dates, however, LIBOR decreased to 1.88% from 6.40%, causing the yield on floating-rate assets to decrease to 4.43% from 7.82% and the yield on cash and cash equivalents to decrease to 2.20% from 5.70%. Since the floating-rate assets were funded by floating-rate liabilities, the decrease in yield on floating-rate assets had no material effect on earned margins.

    Net investment income increased by $20.7 million or 86% from $24.1 million in 1999 to $44.8 million in 2000 as a result of growth in invested assets plus an increase in our average book yield from 6.75% in 1999 to 7.24% in 2000.

    The split of investment income by segment is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                        2001             2000             1999
                                                     -----------      -----------      -----------
                                                                (DOLLARS IN THOUSANDS)
Life reinsurance...................................  $    44,151      $    35,121      $    10,930
Wealth management..................................           68               15               --
Other(1)...........................................        7,473            9,657           13,138
                                                     -----------      -----------      -----------
Total..............................................  $    51,692      $    44,793      $    24,068
                                                     ===========      ===========      ===========

------------------------

(1) Other includes investment income on unallocated capital.

REALIZED LOSSES

    For the year ended December 31, 2001, realized losses on investments were $5.4 million as compared to $0.2 million in 2000 and $2.6 million in 1999. The realization of losses in 2001 was due to the sale and write down of carrying values of securities, predominately securities issued by Enron and its affiliate, Osprey. These losses were offset in part by gains realized primarily for tax purposes on bonds in the portfolio of Scottish Re (U.S.), Inc. and gains of $529,000 on assets sold to fund part of the recapture of a block of business by one client on April 30, 2001.

BENEFITS AND EXPENSES

                                                                YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                        2001             2000             1999
                                                     -----------      -----------      -----------
                                                                (DOLLARS IN THOUSANDS)
Claims and other policy benefits...................  $    51,245      $    23,606      $     1,651
Interest credited to interest sensitive contract
  liabilities......................................       17,578           17,390            5,549
Acquisition costs and other insurance expenses.....       22,752           17,152            1,979
Operating expenses.................................        9,256            9,925            4,453
Interest expense...................................        1,405               --               --
                                                     -----------      -----------      -----------
Total benefits & expenses..........................  $   102,236      $    68,073      $    13,632
                                                     ===========      ===========      ===========

CLAIMS AND OTHER POLICY BENEFITS

    Claims and other policy benefits increased by 117% to $51.2 million in 2001 from $23.6 million in 2000 and from $1.7 million in 1999 as a result of the increased number of clients and the increase in business from these clients, together with active management of existing treaties. In 2001, we recorded net claims totaling $750,000 in relation to the World Trade Center and Pentagon attacks on September 11, 2001. Gross claims in relation to these attacks were $816,000 of which $66,000 is recoverable under our catastrophe insurance coverage.

INTEREST CREDITED TO INTEREST SENSITIVE CONTRACT LIABILITIES

    Interest credited to interest sensitive contract liabilities increased by $0.2 million or 1% to $17.6 million in 2001 from $17.4 million in 2000, which was an increase of $11.8 million from $5.5 million in 1999. The movement in 2001 was the net effect of interest credited on new 2001 reinsurance treaties and increases in interest credited to treaties which commenced in 2000 and 1999 due to increasing average liability balances, which was offset by the $8.5 million effect of the recapture of a block of business by one client on April 30, 2001. The increase from 1999 to 2000 was due to increases in the number of treaties and the increase in average liability balances.

ACQUISITION COSTS AND OTHER INSURANCE EXPENSES

    Acquisition costs and other insurance expenses increased by $5.6 million or 33% to $22.8 million in 2001 from $17.2 million in 2000 which was an increase of $15.2 million from $2.0 million in 1999. The increases from 1999 were the result of the increased number of reinsurance clients in our life reinsurance business and the increase in premiums earned over the last two years.

    The components of these expenses are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                           2001            2000            1999
                                                        ----------      ----------      ----------
                                                                  (DOLLARS IN THOUSANDS)
Commissions, excise taxes and other
  insurance expenses..................................  $   94,522      $   35,838      $    2,359
Deferral of expenses..................................     (83,092)        (29,625)           (546)
                                                        ----------      ----------      ----------
                                                            11,430           6,213           1,813
Amortization--Present value of in-force business......         206              67              --
Amortization--Deferred acquisition costs..............      11,116          10,872             166
                                                        ----------      ----------      ----------
Total.................................................  $   22,752      $   17,152      $    1,979
                                                        ==========      ==========      ==========

    Commissions and excise taxes vary with premiums earned. Other insurance expenses include direct and indirect expenses of those departments involved in the marketing, underwriting and issuing of reinsurance treaties. Of these total expenses a portion is deferred and amortized over the life of the reinsurance treaty or in relation to the estimated gross profit in respect of our interest sensitive contracts.

    The split of these expenses between segments is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                           2001            2000            1999
                                                        ----------      ----------      ----------
                                                                  (DOLLARS IN THOUSANDS)
Life reinsurance......................................  $   21,835      $   16,833      $    1,501
Wealth management.....................................         917             319             478
                                                        ----------      ----------      ----------
Total.................................................  $   22,752      $   17,152      $    1,979
                                                        ==========      ==========      ==========

OPERATING EXPENSES

    Operating expenses decreased to $9.3 million in 2001 from $9.9 million in 2000 due to the inclusion in 2000 of $0.9 million of non-recurring employee expenses relating to four employees, including severance, recruiting and relocation expenses, and more costs being allocated in 2001 to acquisition expenses as they relate to marketing, underwriting and policy and treaty issuance. Expenses increased to $9.9 million in 2000 from $4.5 million in 1999 as a result of increased reinsurance activity including the acquisition of Scottish Re (U.S.), Inc.

    The split of these expenses between segments is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                           2001            2000            1999
                                                        ----------      ----------      ----------
                                                                  (DOLLARS IN THOUSANDS)
Life reinsurance......................................  $    3,274      $    6,193      $    2,206
Wealth management.....................................         967           1,281             412
Other.................................................       5,015           2,451           1,835
                                                        ----------      ----------      ----------
Total.................................................  $    9,256      $    9,925      $    4,453
                                                        ==========      ==========      ==========

    Other operating expenses include executive salaries, head office expenses, legal and professional fees and other expenses not related to either our life reinsurance or wealth management lines of business. Other operating expenses increased significantly in 2001 due to the cost of setting up our principal executive office in Bermuda, an increase in the number of executive staff, including a full year of the salaries of those staff who joined us in 2000 and increases in legal and professional expenses.

INTEREST EXPENSE

    We incurred interest expense for the first time in the year ended
December 31, 2001 amounting to $1.4 million, reflecting the use of borrowings in 2001 as described in Note 2 to the consolidated financial statements.

INCOME TAXES

    The 2001 income tax expense includes taxes on the earnings of Scottish Re (U.S.), Inc., Scottish Annuity & Life International Insurance Company
(Bermuda) Ltd. and Scottish Re (Dublin) Limited, which are offset by a release of capital loss carry-forwards. The tax benefits in 2000 and 1999 are related to the earnings of Scottish Re (U.S.), Inc. only, offset by a release of valuation allowances related to capital loss carry-forwards. An analysis of income taxes and movements in deferred taxes appears in Note 14 to the consolidated financial statements.

MINORITY INTEREST

    We now own 100% of Scottish Annuity & Life Holdings (Bermuda) Limited (formerly Scottish Crown Group (Bermuda) Ltd.). In July 2001, we acquired the remaining 49.99% of Scottish Annuity & Life Holdings (Bermuda) Limited that we did not own, and thereby eliminated the minority interest position and certain intangible assets. Prior to July 2001, our ownership in Scottish Annuity & Life Holdings (Bermuda) Limited was 50.01%. Minority interest income represents the minority owner's share of the loss recorded by Scottish Annuity & Life Holdings (Bermuda) Limited prior to July 2001.

CRITICAL ACCOUNTING POLICIES

    Financial Reporting Release No. 60, which was recently released by the SEC, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

    There are two Statements of Financial Accounting Standards ("SFAS") that apply to our insurance business and the related reserves and deferred acquisition costs:

    SFAS 60 applies to traditional life policies with continuing premiums. For these policies, future benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on anticipated experience, which, together with interest and expense assumptions, provide a margin for adverse deviation. Acquisition costs are deferred and recognized as expense in a constant percentage of the gross premiums using these assumptions established at issue. Should the liabilities for future policy benefits plus the present value of expected future gross premiums for a product be insufficient to provide for expected future benefits and expenses for that product, deferred acquisition costs will be written off and thereafter, if required, a premium deficiency reserve will be established by a charge to income. Changes in the assumptions for mortality, persistency and interest could result in material changes to the financial statements.

    SFAS 97 applies to investment contracts, limited premium contracts, and universal life-type contracts. For investment and universal life-type contracts, future benefit liabilities are held using the retrospective deposit method, increased for amounts representing unearned revenue or refundable policy charges. Acquisition costs are deferred and recognized as expense as a constant percentage of gross margins using assumptions as to mortality, persistency, and expense established at policy issue without provision for adverse deviation are revised periodically to reflect emerging actual experience and any material changes in expected future experience. Liabilities and the deferral of acquisition costs are established for limited premium policies under the same practices as used for traditional life policies with the exception that any gross premium in excess of the net premium is deferred and recognized into income as a constant percentage of insurance in force. Should the liabilities for future policy benefits plus the present value of expected future gross premiums for a product be insufficient to provide for expected future benefits and expenses for that product, deferred acquisition costs will be written off and thereafter, if required, a premium deficiency reserve will be established by a charge to income. Changes in the assumptions for mortality, persistency, maintenance expense and interest could result in material changes to the financial statements.

    The development of policy reserves and amortization of deferred acquisition costs for our products requires management to make estimates and assumptions regarding mortality, lapse, expense and investment experience. Such estimates are primarily based on historical experience and information provided by ceding companies. Actual results could differ materially from those estimates. Management monitors actual experience, and should circumstances warrant, will revise its assumptions and the related reserve estimates.

    Present value of in-force business is established upon the acquisition of a subsidiary and is amortized over the expected life of the business at the time of acquisition. The amortization each year will be a function of the gross profits or revenues each year in relation to the total gross profits or revenues expected over the life of the business, discounted at the assumed net credit rate. The determination of the initial value and the subsequent amortization require management to make estimates and assumptions regarding future business results that could differ materially from actual results. Estimates and assumptions involved in the present value of in-force business and subsequent amortization are similar to those necessary in the establishment of reserves and amortization of deferred acquisition costs.

    Intangible assets consist of goodwill that is established upon the acquisition of a subsidiary. Goodwill is calculated as the difference between the price paid and the value of individual assets and liabilities on the date of acquisition. Goodwill has been amortized on a straight line basis over its estimated useful life and is reviewed periodically for impairment. In
June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. During fiscal 2002, we will perform the first of the required impairment tests of goodwill and have not yet determined what the effect of these tests will be on our earnings and financial position.

    Fixed maturity investments are evaluated for other than temporary impairments in accordance with SFAS 115 and EITF 99-20 as described in Note 2 to the consolidated financial statements. Under these pronouncements, realized losses are recognized on securities if the securities are determined to be other than temporarily impaired. Factors involved in the determination of potential impairment include fair value as compared to cost, length of time to maturity, length of time the value has been below cost, creditworthiness of the issuer, forecasted financial performance of the issuer, and interest rates. Changes in these factors could result in additional writedowns being necessary. At
December 31, 2001 investments were written down by $4.0 million to their estimated realizable values.

    Our accounting policies addressing reserves, deferred acquisition costs, value of business acquired, goodwill and investment impairment involve significant assumptions, judgments and estimates. Changes in these assumptions, judgments and estimates could create material changes in our consolidated financial statements.

FINANCIAL CONDITION

INVESTMENTS

    At December 31, 2001, the portfolio controlled by us consisted of $678.5 million of fixed income securities and cash. Of this total, $581.1 million represented the fixed income portfolio managed by NEAM, $93.4 million represented investments of World-Wide Holdings, which have historically been managed internally and $4.0 represented other cash balances. At December 31, 2001, the portion of the portfolio managed by NEAM had an average Standard & Poor's rating of "A+," an average duration of 3.5 years and an average book yield of 6.14%, as compared with an average rating of "AA-," an average duration of 2.6 years and an average book yield of 7.24% at December 31, 2000 and an average quality rating of "AA," an average duration of
2.9 years and an average book yield of 6.75% at December 31, 1999. At
December 31, 2001, the portion of the investment portfolio managed by World-Wide Holdings had an average rating of "AA-," an average duration of 1.9 years and an average book yield of 5.22%. At December 31, 2001, the unrealized depreciation on investments, net of tax, was $3.6 million as compared to $3.8 million at December 31, 2000 and $15.7 million at December 31, 1999. These amounts are included on our consolidated balance sheets as part of shareholders' equity.

    At December 31, 2001, funds withheld at interest totaled $562.4 million with an average rating of "A-," an average duration of 6.0 years and an average book yield of 6.8%. These are fixed income investments associated with modified coinsurance transactions and include traded securities, marketable securities, commercial mortgages and private placements.

    The below table illustrates the fixed income investment portfolio (market value) credit exposure by category as assigned by Standard & Poor's.

                                                            DECEMBER 31, 2001          DECEMBER 31, 2000
                                                         ------------------------   ------------------------
RATINGS                                                  $ IN MILLIONS      %       $ IN MILLIONS      %
-------                                                  -------------   --------   -------------   --------
AAA....................................................      $249.2        36.7%        $298.4        47.4%
AA.....................................................        82.1        12.1           62.3         9.9
A......................................................       183.6        27.1          151.4        24.1
BBB....................................................       144.0        21.2           99.8        15.9
BB or Below............................................        19.6         2.9           16.9         2.7
                                                             ------       -----         ------       -----
Total..................................................      $678.5       100.0%        $628.8       100.0%
                                                             ======       =====         ======       =====

    The below table illustrates the fixed income investment portfolio (market value) sector exposure.

                                                            DECEMBER 31, 2001          DECEMBER 31, 2000
                                                         ------------------------   ------------------------
SECTOR                                                   $ IN MILLIONS      %       $ IN MILLIONS      %
------                                                   -------------   --------   -------------   --------
U.S. Treasury Securities and U.S. Government Agency
  Obligations..........................................      $ 10.0         1.5%        $ 15.9         2.5%
Corporate Securities...................................       305.9        45.1          210.4        33.5
Municipal Bond.........................................         1.0         0.1             --          --
Mortgage and Asset Backed Securities...................       263.1        38.8          354.7        56.4
Debt Secruties Issued by Foreign Governments...........         3.9         0.6             --          --
                                                             ------       -----         ------       -----
                                                              583.9        86.1          581.0        92.4
Cash...................................................        94.6        13.9           47.8         7.6
                                                             ------       -----         ------       -----
Total..................................................      $678.5       100.0%        $628.8       100.0%
                                                             ======       =====         ======       =====

    The December 31, 2001 data in the tables above includes the World-Wide Holdings investment portfolio and excludes unit-linked securities, which are discussed more fully in Note 2 to the consolidated financial statements. All the data excludes the assets held by ceding insurers under modified coinsurance agreements.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

    We generated operating cash flow of $44.3 million in 2001, compared to $77.0 million in 2000 and $108.7 million in 1999. Operating cash flow includes $107.4 million, $79.5 million and $106.4 million of funds received in connection with the acquisition of blocks of reinsurance during 2001, 2000 and 1999, which are not reflected in the consolidated statements of income. These acquisitions are explained in more detail in Note 9 to the consolidated financial statements. The decrease in operating cash flow from 2000 to 2001 is primarily due to an increase in benefits and expenses paid of $99.8 million, offset in part by an increase in reinsurance premiums and fees received of $31.0 million, an increase in investment income received of $7.2 million and an increase of $27.7 million in the amount received on acquisition of blocks of reinsurance. The decrease in operating cash flow from 1999 to 2000 is primarily due to the decrease of $26.9 million in the amount received on acquisition of blocks of reinsurance and an increase in benefits and expenses paid of $43.0 million, offset in part by an increase in reinsurance premiums and fees received of $19.0 million and an increase in investment income received of $21.0 million. Our cash flow from operations may be positive or negative in any period depending on the amount of new life reinsurance business written, the level of ceding commissions paid in connection with writing that business and the level of renewal premiums earned in the period.

CAPITAL AND COLLATERAL

    At December 31, 2001, total capitalization was $331.3 million
($239.6 million in 2000 and $218.7 million in 1999). The increase in capitalization at December 31, 2001 is a result of earnings for the year, less dividends paid, plus the issuance of 4,532,380 ordinary shares with a value of $78.0 million in respect of the acquisition of World-Wide Holdings on December 31, 2001, less the repurchase of 100,000 ordinary shares for a total of $1.5 million during the year.

    Pursuant to stock repurchase programs approved by our Board of Directors, we repurchased 2,529,700 ordinary shares for $25.0 million in 1999, 432,500 ordinary shares for $3.8 million in 2000 and 100,000 ordinary shares for $1.5 million in 2001. Since our initial public offering in November 1998, we have repurchased a total of 3,062,200 ordinary shares at a cost of $30.3 million.

    During 2001, we paid quarterly dividends totaling $3.1 million or $0.20 per share ($3.2 million or $0.20 per share in 2000 and $2.7 million or $0.15 per share in 1999).

    We have in place a credit facility with a U.S. bank that provides up to $70 million in the form of borrowings or outstanding letters of credit. Under the agreement, we may borrow at a predetermined spread of 40 basis points over LIBOR. The agreement expires in April 2002, at which time the borrowings become due. At December 31, 2001 we had $40 million of borrowings under this agreement and no letters of credit outstanding. The agreement requires that we pledge assets as collateral with a market value not less than 111% of the sum of outstanding borrowings and letters of credit.


    We also have borrowed $25.1 million under a reverse repurchase agreement with a major broker/ dealer. Under this agreement, we have sold agency mortgage backed securities with the agreement to repurchase them at a fixed price, providing the dealer with a spread that equates to an effective borrowing cost linked to one-month LIBOR. This agreement is renewable monthly at the discretion of the broker/ dealer.

    We must have sufficient assets available for use as collateral to support borrowings, letters of credit, and certain reinsurance transactions. With these reinsurance transactions, the need for collateral or letters of credit arises in four ways:

    - when Scottish Annuity & Life Insurance Company (Cayman) Ltd. enters into a reinsurance treaty with a U.S. customer, it must pledge assets into a reserve credit trust with a U.S. bank in order that the ceding company may obtain reserve credit for the reinsurance transaction; in some cases, a letter of credit may be substituted for all or a portion of a reserve credit trust;

    - when Scottish Re (U.S.), Inc. enters into a reinsurance transaction, it typically incurs a need for additional statutory capital; this need can be met by its own capital surplus, an infusion of cash or assets from Scottish Annuity & Life Insurance Company (Cayman) Ltd. or by ceding a portion of the transaction to another company within the group or an unrelated reinsurance company, in which case that reinsurer must provide reserve credit by pledging assets in a reserve credit trust or pledging assets to a bank to support a letter of credit;

    - Scottish Re (U.S.), Inc. is licensed, accredited, approved or authorized to write reinsurance in 46 states and the District of Columbia. When Scottish Re (U.S.), Inc. enters into a reinsurance transaction with a customer domiciled in a state in which it is not a licensed, accredited, authorized or approved reinsurer, it likewise must provide a reserve credit trust or letter of credit; and

    - even when Scottish Re (U.S.), Inc. is licensed, accredited, approved or authorized to write reinsurance in the state, it may agree with a customer to provide a reserve credit trust or letter of credit voluntarily to mitigate the counter-party risk from the customer's perspective, thereby doing transactions that would be otherwise unavailable or would be available only on significantly less attractive terms; such a requirement most often arises in connection with interest-sensitive liabilities.

    Scottish Annuity & Life Insurance Company (Cayman) Ltd. has agreed with Scottish Re (U.S.), Inc. that it will (1) cause Scottish Re (U.S.), Inc. to maintain capital and surplus equal to the greater of $20.0 million or such amount necessary to prevent the occurrence of a Company Action Level Event under the risk-based capital laws of the state of Delaware and (2) provide Scottish Re (U.S.), Inc. with enough liquidity to meet its obligations in a timely manner.

    In addition, Scottish Annuity & Life Insurance Company (Cayman) Ltd. and Scottish Holdings have agreed with World-Wide Reassurance that in the event World-Wide Reassurance is unable to meet its obligations under its insurance or reinsurance agreements, Scottish Annuity & Life Insurance Company (Cayman) Ltd. (or if Scottish Annuity & Life Insurance Company (Cayman) Ltd. cannot fulfill such obligations, then Scottish Holdings) will assume all of World-Wide Reassurance's obligations under such agreements.

    Scottish Holdings and Scottish Annuity & Life Insurance Company
(Cayman) Ltd. may, from time to time, execute additional agreements guaranteeing the performance and/or obligations of their subsidiaries.

    While we believe that we have sufficient assets available in the short term to support our letter of credit needs, we may need to raise additional capital and/or find alternative assets or unsecured letters of credit to continue to grow.

    We expect that our cash and investments, together with cash generated from our businesses, will provide sufficient sources of liquidity to meet our current needs. However, if our business continues to grow significantly, we will need to raise additional capital.

OFF BALANCE SHEET ARRANGEMENTS

    We have no obligations, assets or liabilities other than those disclosed in the financial statements; no trading activities involving non-exchange traded contracts accounted for at fair value; and no relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

CHANGES IN ACCOUNTING STANDARDS

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

    We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in net income of approximately $45,000 for fiscal 2002. During fiscal 2002, we will perform the first of the required impairment tests of goodwill and have not yet determined what the effect of these tests will be on our earnings and financial position.

                                    BUSINESS

PRODUCTS OFFERED

LIFE REINSURANCE

    We reinsure a broad range of life insurance and annuity products. Life insurance products that we reinsure include yearly renewable term, term with multi-year guarantees, ordinary life and variable life. Retail annuity products that we reinsure include fixed immediate annuities, fixed deferred annuities and variable annuities. In addition, we reinsure and may issue directly institutional annuity-type products such as funding agreements, guaranteed investment contracts, and pension termination and structured settlement annuities.

    For these products, we write reinsurance generally in the form of yearly renewable term, coinsurance or modified coinsurance. Under yearly renewable term, we share only in the mortality risk for which we receive a premium. In a coinsurance or modified coinsurance arrangement, we generally share proportionately in all material risks inherent in the underlying policies including mortality, lapses and fluctuations in investments. Under such agreements, we agree to indemnify the primary insurer for all or a portion of the risks associated with the underlying insurance policy in exchange for a proportionate share of premiums. Coinsurance differs from modified coinsurance with respect to ownership of the assets supporting the reserves. Under our coinsurance arrangements, ownership of these assets is transferred to us, whereas, in modified coinsurance arrangements, the ceding company retains ownership of these assets, but we share in the investment income and risk associated with the assets.

    Our reinsurance treaties are written predominantly on an automatic basis. An automatic treaty provides for a ceding company to cede contractually agreed-upon risks on specific blocks of business to us. The reinsurance may be solicited directly by us or through reinsurance intermediaries and may be written on either:

    - a proportional basis under which a specified percentage of each risk in the reinsured class of risk is assumed by us from the ceding company, along with our portion of the underlying premiums in proportion to such assumed risk; or

    - an excess of loss basis under which we indemnify the ceding company, up to a contractually-specified amount, for a portion of claims exceeding a specified retention amount, in consideration of non-proportional premiums being paid.

    In order to diversify our mortality exposure, we seek to limit our consolidated retained exposure under life policies to no more than $500,000 per life.

    Our reinsurance treaties may provide for recapture rights, permitting the ceding company to reassume all or a portion of the risk ceded to us after an agreed-upon period of time (generally 10 years), subject to certain other conditions. Some of our reinsurance treaties allow the ceding company to recapture the ceded risk if we fail to maintain a specified rating or if other financial conditions relating to us are not satisfied. Recapture of business previously ceded does not affect premiums ceded prior to the recapture of such business and typically involves the payment of a recapture fee to us. Nevertheless, we may need to liquidate substantial assets in order to return the assets supporting the reserves to the ceding company, and we may also have to accelerate the amortization of unamortized deferred acquisition costs associated with the recaptured business, which would reduce our earnings.

    The potential adverse effects of recapture rights are mitigated by the following factors:

    - By recapturing reinsurance, ceding companies increase the amount of risk they retain.

    - Ceding companies generally must recapture all of the policies reinsured under a treaty once a recapture is undertaken.

    - We price our treaties with the goal of achieving our target return before the recapture date.

WEALTH MANAGEMENT

    Our wealth management business consists of the issuance of variable life insurance policies and variable annuities and similar products to high net worth individuals and families. Variable insurance products are often used in connection with estate and investment planning strategies. Premiums, net of expenses, paid by the policyholder with respect to our variable products are placed in a separate account for the benefit of the policyholder. We invest premiums in each separate account with one or more investment managers, some of whom the policyholder may recommend and all of whom are appointed by us in our sole discretion. The policyholder retains the benefits of favorable investment performance, as well as the risk of adverse investment results. Assets held in the separate accounts are generally not subject to the claims of our general creditors. We do not provide any investment management or advisory services directly to any individual variable life or variable annuity policyholder.

    Variable life insurance policies provide tax-deferred appreciation of the assets in the separate account. The policies also provide a death benefit and, if properly structured, may also permit loans against the value of the policy's assets. Death benefit payments are generally not subject to U.S. income tax. Our minimum initial premium for a variable life insurance policy is $2 million.

    Variable annuities provide tax-deferred appreciation of the assets in the separate account until funds are withdrawn or annuity payments begin. There is no additional death benefit provided by a variable annuity. Our minimum initial premium deposit for a variable annuity is $1 million and additional premium deposits may be made.

    Our revenues earned from these policies consist of insurance and administrative fees assessed against the assets in each separate account.

    Our variable products do not guarantee investment returns.

WORLD-WIDE REASSURANCE

    World-Wide Reassurance specializes in the reinsurance of risks such as group life insurance, individual life insurance, airline pilot "loss of license" insurance, and to a lesser extent certain dread disease indemnity insurance. Group life reinsurance represents the majority of World-Wide Reassurance's portfolio of business. Most of the business underwritten by World-Wide Reassurance is short-term business.

    World-Wide Reassurance's strategy is to target customers in developing markets as well as selected developed markets. These developing markets include Asia, Latin America, the Middle East, North Africa and Southern and Eastern Europe. In more developed markets, World-Wide Reassurance targets "niche" market sectors that require a high degree of knowledge and experience. World-Wide Reassurance's customers typically do not have the ability to analyze and price the risk assumed and, therefore, rely on World-Wide Reassurance's reinsurance experience. World-Wide Reassurance also accepts retrocessions of life reinsurance from ceding reinsurers in the United States. We believe that the strategies of World-Wide Reassurance allow it to obtain reinsurance business on more favorable terms than are available in the large, mature markets of North America and Western Europe.

    World-Wide Reassurance's core market is the Middle East, where it has been active since the early 1990s. For the year ended September 30, 2001, approximately 23% of World-Wide Reassurance's total premiums earned originated from Bahrain, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia and the United Arab Emirates. World-Wide Reassurance writes a majority of its business in the Middle East on a facultative basis, meaning that it reinsures specifically identified risks or pools of risks as opposed to all risks of a specified type. This business, on average, is renewable every year, although contracts with World-Wide Reassurance's largest account in the Middle East region cover a period of three years. In addition, World-Wide Reassurance has developed a database of the mortality and morbidity experience in the Middle East.

    In Latin America, World-Wide Reassurance does business primarily in Argentina, Columbia and Peru, and to a lesser extent in Chile and Ecuador. In Asia, World-Wide Reassurance's target niche market is in Japan, which is experiencing the development of small affinity group mutual organizations known as KYOSAI, as a parallel sector to large insurance companies.

    World-Wide Reassurance has also developed a niche business in the United Kingdom. World-Wide Reassurance reinsures airline pilot "loss of license" coverage, which entails the payment of lump sum benefits if a pilot loses his license for medical reasons, as well as temporary benefits for the period of time during which the pilot is grounded and waiting for the results of the medical examination. World-Wide Reassurance is also one of the largest reinsurers of life insurance coverage for police forces in the United Kingdom.

MARKETING

LIFE REINSURANCE

    In our life reinsurance business, we market to North American life insurance and life reinsurance companies. We also target institutions, such as pensions plans, that have life insurance-related risks and that we believe would benefit from our reinsurance products based on our analysis of publicly available information and other industry data. Where permitted by law, we actively market our reinsurance products primarily on a direct basis. We also seek to capitalize on the relationships developed by our executive officers and marketing staff with members of the actuarial profession and senior insurance company executives, at both primary insurers and other reinsurers. Finally, we work with reinsurance intermediaries, brokers and consultants who are engaged in obtaining reinsurance on behalf of their clients.

    World-Wide Reassurance markets its products through international brokers and its own marketing staff to international life insurance and life reinsurance companies. Although most of its business is transacted through brokers, World-Wide Reassurance's marketing staff maintains relationships with reinsurance clients through regular visits to clients throughout its territories.

WEALTH MANAGEMENT


    In our wealth management business, we seek to write variable life insurance and variable annuity products for high net worth individuals and families with at least $10 million of liquid net worth. Because we offer variable products that we believe comply with U.S. Internal Revenue Code requirements for insurance products, we typically insure U.S. persons, individuals with U.S. beneficiaries or non-U.S. persons with a U.S. tax presence. Because our non-U.S. insurance subsidiaries are not licensed to conduct insurance business in any jurisdiction in the United States, they cannot utilize traditional life insurance marketing channels such as agents, nor can they use mail-order or other direct-marketing channels to conduct business with persons in the United States or certain other jurisdictions. Accordingly, they rely primarily on referrals by financial advisors, investment managers, private bankers, attorneys and other intermediaries in Europe and the United States to generate wealth management business. None of these intermediaries represents us as agent or in any other capacity, nor do they receive any commissions or other remuneration from us for activities undertaken on our behalf in the United States.


RISK MANAGEMENT

LIFE REINSURANCE

    We bear five principal classes of risk in our life reinsurance products:

    - mortality risk,

    - investment risk,

    - persistency risk,

    - expense risk, and

    - counter-party risk.

    Mortality risk is the risk that death claims exceed what we expect. A greater frequency or higher average size of death benefits than we expected can cause us to pay greater death benefits, adversely affecting our profitability. Even if the total death benefits paid over the life of our contracts do not exceed the expected amount, sporadic timing of deaths can cause us to pay more death benefits in a given time period than expected, adversely impacting our profitability in that period. We address these risks through selection, diversification and retrocession. We analyze each block of business based on an evaluation of the ceding company's history, management, target market, products and underwriting criteria relative to the industry. We target primarily first dollar quota share pools of top producing direct writing companies so that we participate proportionately with other reinsurers on all of the ceded risks. In addition, we diversify our risks by participating in annuity and disability products in the payout stage where the mortality risk is the risk of later, rather than earlier, deaths than expected. A mix of these products with life products can help offset general trends in population mortality. We mitigate our risk of exposure to any one block of business or any one individual life by limiting our share to generally 20-25% in any one pool. We further address the risk of any one large claim by utilizing retrocession above our retention of $500,000 per life.

    Our investments, which primarily consist of fixed income securities, are subject to market value, reinvestment and liquidity risk. Our invested assets are funded not only by capital but also by the proceeds of reinsurance transactions, some of which entail substantial deposits of funds or assets. The policies that we reinsure contain provisions that tend to increase benefits to customers depending on movements in interest rates.

    We analyze the potential results of a transaction, including the cash flows of the liabilities and of the related assets and any risk mitigation measures, and we price transactions to cover our costs, including estimated credit losses, and earn a desirable risk-adjusted return under various scenarios. Although we have not done so in the past, we may use interest rate swaps and other hedging instruments as tools to mitigate these risks. We may also retrocede some risks to other reinsurers.

    Persistency risk is the risk that policyholders maintain their policies for either longer or shorter periods than expected. Persistency can be affected by surrenders and policy lapses. Surrenders are the voluntary termination of a policy by the policyholder and lapses are the termination of the policy due to non-payment of the premium. Surrenders usually involve the return of the policy's cash surrender value to the policyholder. The risk is that actual persistency is significantly different from the persistency we assumed in pricing. Persistency significantly higher than priced for can cause us to pay greater than expected death benefits in future years, adversely impacting our profitability. Persistency significantly lower than priced for can cause our deferred acquisition costs to be unrecoverable, possibly causing a loss recognition that would adversely impact our profitability. For policies with cash surrender benefits, surrenders significantly greater from expected will also cause increased liquidity risk. We address these risks through diversification and surrender charges.

    Expense risk is the risk that actual expenses will be higher than those covered in pricing. The risk is that expenses per policy reinsured are higher as a result of a lower number of policies than anticipated, or that our operations are less efficient than anticipated. We address this risk through the use of automation, bulk reporting and management of general expenses.

    Counter-party risk is the risk that retrocessionaires will be unable to pay claims as they become due. We limit and diversify our counter-party risk by spreading our retrocession over a pool comprised of six highly rated retrocessionaires. Our underwriting guidelines provide that any retrocessionaire to whom we cede business must have a financial strength rating of at least "A-" or higher from A.M. Best or an equivalent rating by another major rating agency. However, even if a retrocessionaire does not pay a claim submitted by us, we are still responsible for paying that claim to the ceding company.

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WEALTH MANAGEMENT

    The four principal risks associated with our wealth management business are:

    - mortality risk,

    - counter-party risk,

    - persistency risk, and

    - expense risk.

    Since we do not have the direct investment risks associated with our wealth management products, the principal risk in our variable life insurance business is mortality risk. The death benefits provided by our variable life insurance policies vary based on the investment return of the underlying separate account assets invested by the investment managers. The difference between the value of the assets in the underlying separate account and the policy's stated death benefit, known as the "net amount at risk," represents a general liability of the insurance subsidiary. Mortality risk tends to be more stable when spread across large numbers of insureds. We expect that our variable life insurance policies will have relatively large face amounts and will be held by a relatively small number of policyholders. Consequently, our associated mortality risk exposure will be greater in the aggregate, and our probability of loss less predictable, than an insurer with a broader risk pool. Therefore, pursuant to our underwriting guidelines, we reinsure substantially all of the mortality risk associated with our variable life insurance business with highly rated reinsurers and accordingly rely upon our reinsurers' obligation and ability to pay death claims. The counter-party risk is that one or more of our reinsurers may fail to pay a reinsured death claim under a variable life insurance policy.

INVESTMENT PORTFOLIO

GENERAL

    Our general account investment portfolio consists of investments and cash and cash equivalents, which we control, and funds withheld at interest, which are associated with modified coinsurance agreements. In modified coinsurance transactions, the ceding insurance company retains the assets supporting the ceded business and manages them for our account. Although the ceding company must adhere to general standards agreed to by us for the management of these assets, we do not control the selection of the specific investments or the timing of the purchase or sale of investments made by the ceding company.

    The portfolio that we control consists primarily of investment-grade fixed income securities and cash. We seek to generate attractive levels of investment income while limiting exposure to risks of changing interest rates, excess default experience and adverse changes in asset values. A third party investment manager manages the portfolio. Although we retain control over asset-liability management, investment policy and strategy, compliance and evaluation of results, we may not be able to effectively manage investment results and risks in an asset-liability context, which could adversely affect our ability to support our businesses, our results of operations and our financial condition.

INVESTMENT OVERSIGHT

    Our Board of Directors and its Finance and Investments Committee review our investment portfolio and the performance of our investment manager. In addition, our Board of Directors approves changes in the investment policy proposed by management and oversee compliance with the investment policy. Our Board of Directors can approve exceptions to our investment policy and periodically reviews our investment policy in light of prevailing market conditions. The investment manager and our investment policy may be changed from time to time as a result of such reviews.

INVESTMENT POLICY

    Our investment policy includes limits requiring diversification by asset class, fixed income sector and single issuers and limits exposure to lower-rated securities. It also limits reinvestment risk and requires

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effective asset-liability management processes including the maintenance of adequate liquidity to meet potential cash outflows.

    We are exposed to three primary sources of investment risk on fixed income investments: market value, reinvestment and liquidity risk. Market value risk is the risk that our invested assets will decrease in value due to a change in the yields realized on our assets, a change in the prevailing market yields for similar assets, an unfavorable change in the liquidity of the investment or an unfavorable change in the financial prospects or a downgrade in the credit rating of the issuer of the investment. Reinvestment risk is the risk that interest rates will decline and funds reinvested will earn less than expected. Liquidity risk is the risk that liabilities are surrendered or mature sooner than anticipated, requiring us to sell assets at an undesirable time to provide for policyholder surrenders or withdrawals.

    We manage these risks through industry and issuer diversification, overall limits on the amounts of credit risk taken and asset-liability management, which we refer to as ALM. Our primary ALM practices include:

    - modeling the cash flows necessary to service each existing and newly written reinsurance liability by considering various interest rate scenarios;

    - targeting new investments with cash flows suitable for new and existing liabilities;

    - evaluating and quantifying the risks to earnings and the economic value of shareholders' equity created by gaps between the projected cash flows from existing assets and those required by inforce liabilities;

    - reducing the risks caused by mismatches by opportunistically buying matching new investments; and

    - using interest rate swaps, futures, and other financial instruments to hedge significant risks that occur during the investment origination process and that may remain in our inforce asset-liability configuration.

    We may use foreign denominated securities to manage currency risk if the related reinsurance transaction has a foreign currency component. We do not currently invest in any derivative securities, but we may enter into interest rate swaps, futures, forwards and other hedging transactions to manage our risks. We will use derivatives only to manage interest rate risk rather than as a speculative investment.

INVESTMENT MANAGERS

    As of December 31, 2001, General Re-New England Asset Management, Inc., which we refer to as NEAM, managed the portion of our investment portfolio that we control. We may engage other managers to manage some or the entire portfolio in the future. When we enter into modified coinsurance transactions, the assets are held and managed by the ceding company for our account in accordance with contractually agreed upon standards. Historically, World-Wide Holdings has managed its investment portfolio internally.

COMPETITION AND RATINGS

    Competition in the life reinsurance industry is based on price, financial strength ratings, reputation, experience, relationships and service. Because we currently rely on a small but growing number of clients in both our life reinsurance and wealth management businesses and expect to continue to do so for the near future, we are more susceptible to the adverse effects of competition than life reinsurers with larger client bases.

    Our wealth management products primarily compete with those issued by U.S. life insurance companies. We believe that the most important competitive factor affecting the marketability of our products is the degree to which these products meet customer expectations, in terms of low expenses, returns (after fees and expenses), flexibility and customer service. Many companies offering these products are significantly larger, have longer operating histories, have more extensive distribution capability and have access to greater financial and other resources than we do.

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    Insurance ratings are used by prospective purchasers of insurance policies, insurers and reinsurance intermediaries in assessing the financial strength and quality of insurers and reinsurers. Rating organizations periodically review the financial performance and condition of insurers, including our insurance subsidiaries. Rating organizations assign ratings based upon several factors. While most of the factors considered relate to the rated company, some of the factors taken into account general economic conditions and circumstances outside the rated company's control. Our flagship subsidiaries Scottish Annuity & Life Insurance Company (Cayman) Ltd. and Scottish Re (U.S.), Inc. are rated "A- (excellent)" for financial strength by A.M. Best, "A (strong)" for financial strength by Fitch, "A3 (good)" for financial strength by Moody's and "A- (strong)" for financial strength by Standard & Poor's. World-Wide Reassurance is rated "A- (excellent)" for financial strength by A.M. Best, "A- (strong)" for financial strength by Fitch and "A- (strong)" for financial strength by Standard & Poor's. Our Bermuda insurance companies are unrated. A downgrade in the ratings of our insurance subsidiaries could adversely affect their ability to sell products, retain existing business, and compete for attractive acquisition opportunities. Ratings for an insurance company are based on its ability to pay policyholder obligations and are not directed toward the protection of investors.

    A.M. Best assigns an "A- (excellent)" rating to companies that have, in its opinion, on balance, excellent balance sheet strength, operating performance and business profile, as well as a strong ability to meet their ongoing obligations to policyholders. A.M. Best maintains a letter scale rating system ranging from "A++ (superior)" to "F (in liquidation)." "A- (excellent)" is the fourth highest designation of A.M. Best's 16 rating levels. Fitch assigns an "A (strong)" or "A- (strong)" rating to companies that it characterizes as having, in its opinion, strong capacity to meet policyholder and contract obligations and moderate risk factors and where the impact of any adverse business and economic factors is expected to be small. Fitch's insurer financial strength ratings range from "AAA (exceptionally strong)" to "D (distressed)." "A (strong)" is the third highest and "A- (strong)" is the fourth highest of Fitch's 12 rating levels. Moody's assigns an "A3 (good)" rating to companies that offer, in its opinion, good financial security, but possess elements that suggest a susceptibility to impairment sometime in the future. Moody's long term insurance financial strength ratings range from "Aaa (exceptional)" to "C (lowest)." "A3
(good)" is the ninth highest designation of Moody's 27 rating levels.
Standard & Poor's assigns an "A- (strong)" rating to companies that have, in its opinion, a strong capacity to meet financial commitments, but are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than insurers with higher ratings. Standard & Poor's insurer financial strength ratings range from "AAA (extremely strong)" to "R (under regulatory supervision)." "A- (strong)" is the seventh highest designation of Standard & Poor's 23 rating levels.

EMPLOYEES


    As of March 6, 2002, we employed approximately 100 full time employees.


REGULATION

GENERAL U.S. STATE SUPERVISION

    Various state insurance departments enforce insurance and reinsurance regulation. The extent and nature of regulation varies from state to state. Scottish Re (U.S.), Inc. is a Delaware-domiciled reinsurer, which is licensed, accredited, approved or authorized in 46 states and the District of Columbia.

INSURANCE HOLDING COMPANY REGULATION

    Scottish Holdings and Scottish Re (U.S.), Inc. are subject to regulation under the insurance holding company laws of Delaware and, as a result of Pacific Life's share ownership, California. The insurance holding company laws and regulations vary from state to state, but generally require insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with state regulatory authorities certain reports including information concerning their capital structure, ownership, financial condition and general business operations. Generally, all transactions between Scottish Re
(U.S.), Inc. and

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its affiliates must be fair and, if material, require prior notice and approval or non-disapproval by the Delaware and/or California state insurance departments. Further, state insurance holding company laws typically place limitations on the amounts of dividends or other distributions payable by insurers and reinsurers. Delaware, the jurisdiction in which Scottish Re
(U.S.), Inc. is domiciled, provides that, unless the prior approval of the state insurance commissioner has been obtained, dividends may be paid only from earned surplus and the maximum annual amount payable is limited to the greater of 10% of policyholder surplus at the end of the prior year or 100% of statutory net gain from operations for the prior year.

    State insurance holding company laws also require prior notice or state insurance department approval of changes in control of an insurer or reinsurer or its holding company. The insurance laws of Delaware provide that no corporation or other person may acquire control of a domestic insurance or reinsurance company unless it has given notice to such company and obtained prior written approval of the state insurance commissioner. Any purchaser of 10% or more of the outstanding voting securities of an insurance or reinsurance company or its holding company is presumed to have acquired control, unless this presumption is rebutted. Therefore, an investor who intends to acquire 10% or more of our outstanding voting securities may need to comply with these laws and would be required to file notices and reports with the Delaware insurance commissioner prior to such acquisition.

    In addition, many state insurance laws require prior notification to the state insurance department of a change in control of a non-domiciliary insurance company licensed to transact insurance business in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of Scottish Re (U.S.), Inc. or any of its U.S. insurance subsidiaries may require prior notification in the states that have adopted pre-acquisition notification laws.

U.S. REINSURANCE REGULATION

    Scottish Re (U.S.), Inc. is subject to insurance regulation and supervision that in many respects is similar to the regulation of licensed primary insurers. Generally, state regulatory authorities monitor compliance with, and periodically conduct examinations regarding, state mandated standards of solvency, licensing requirements, investment limitations, restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of reinsureds, methods of accounting, and reserves for unearned premiums, losses and other purposes. However, in contrast with primary insurance policies, which are regulated as to rate, form, and content, the terms and conditions of reinsurance agreements are generally not subject to regulation by state insurance regulators.

    Scottish Re (U.S.), Inc. is licensed, accredited, approved or authorized to write reinsurance in 46 states and the District of Columbia. The ability of any primary insurer to take credit for the reinsurance placed with reinsurers is a significant component of reinsurance regulation. Typically, a primary insurer will only enter into a reinsurance agreement if it can obtain credit on its statutory financial statements for the reinsurance ceded to the reinsurer. Credit is usually granted when the reinsurer is licensed, accredited, approved or authorized to write reinsurance in the state where the primary insurer is domiciled. In addition, many states allow credit for reinsurance ceded to a reinsurer if the reinsurer is licensed in another jurisdiction and meets certain financial requirements, or if the primary insurer is provided with collateral in the form of letters of credit, trusts, "funds withheld" or modified coinsurance contracts, to secure the reinsurer's obligations.

U.S. REINSURANCE REGULATION OF OUR NON-U.S. REINSURANCE SUBSIDIARIES

    Our non-U.S. reinsurance subsidiaries also assume reinsurance from primary U.S. insurers. In order for primary U.S. insurers to obtain financial statement credit for the reinsurance obligations of our non-U.S. reinsurers, our non-domestic reinsurers must satisfy reinsurance requirements. Non-U.S. reinsurers that are not licensed in a state generally may become accredited by filing certain financial

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information with the relevant state commissioner and maintaining a U.S. trust fund for the payment of valid reinsurance claims. In addition, unlicensed and unaccredited reinsurers may secure the U.S. primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts.

U.S. INSURANCE REGULATION OF OUR NON-U.S. INSURANCE SUBSIDIARIES


    Our non-U.S. insurance subsidiaries are not licensed to conduct insurance business in any jurisdiction in the United States. Therefore, they cannot utilize traditional life insurance marketing channels such as agents, nor can they use mail-order or other direct marketing channels to conduct business with persons in the United States or certain other jurisdictions. Accordingly, they rely primarily on referrals by financial advisors, investment managers, private bankers, attorneys and other intermediaries in the United States and Europe to generate wealth management business. None of these intermediaries represents us as agent or in any other capacity, nor do they receive any commissions or other remuneration from us for activities undertaken in the United States. In addition, policy solicitation, issuance and servicing must occur outside of the United States.


NAIC RATIOS

    The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called Financial Analysis Solvency Tracking System, "FAST," are also used for monitoring. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined "usual ranges." If an insurance company's results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. Our U.S. reinsurance subsidiary is not currently subject to increased regulatory scrutiny based on these ratios.

RISK-BASED CAPITAL

    The Risk-Based Capital for Insurers Model Act, or the Model Act, as it applies to non-life insurers and reinsurers, was adopted by the NAIC on December 5, 1993. The main purpose of the Model Act is to provide a tool for insurance regulators to evaluate the capital of insurers relative to the risks assumed by them and determine whether there is a need for possible corrective action. U.S. insurers and reinsurers are required to report the results of their risk-based capital calculations as part of the statutory annual statements filed with state insurance regulatory authorities.

    The Model Act provides for four different levels of regulatory actions based on annual statements, each of which may be triggered if an insurer's Total Adjusted Capital, as defined in the Model Act, is less than a corresponding level of risk-based capital, which we call RBC.

    - The Company Action Level is triggered if an insurer's Total Adjusted Capital is less than 200% of its Authorized Control Level RBC, as defined in the Model Act. At the Company Action Level, the insurer must submit a plan to the regulatory authority that discusses proposed corrective actions to improve its capital position.

    - The Regulatory Action Level is triggered if an insurer's Total Adjusted Capital is less than 150% of its Authorized Control Level RBC. At the Regulatory Action Level, the regulatory authority will perform a special examination of the insurer and issue an order specifying corrective actions that must be followed.

    - The Authorized Control Level is triggered if an insurer's Total Adjusted Capital is less than 100% of its Authorized Control Level RBC, and at that level the regulatory authority is authorized (although not mandated) to take regulatory control of the insurer.

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    - The Mandatory Control Level is triggered if an insurer's Total Adjusted
      Capital is less than 70% of its Authorized Control Level RBC, and at that level the regulatory authority must take regulatory control of the insurer. Regulatory control may lead to rehabilitation or liquidation of an insurer.

    As of December 31, 2001, the Total Adjusted Capital of Scottish Re (U.S.), Inc. exceeded applicable minimum RBC levels.

THE GRAMM-LEACH-BLILEY ACT

    In November 1999, the Gramm-Leach-Bliley Act of 1999, or the GLBA, was enacted, implementing fundamental changes in the regulation of the financial services industry in the United States. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a "financial holding company." Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities, that are "financial" in nature or "incidental" or "complementary" to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities. However, although a bank cannot act as an insurer nor can it own an insurer as a subsidiary in most circumstances, a financial holding company can own any kind of insurer, insurance broker or agent. Under the GLBA, national banks retain their existing ability to sell insurance products in some circumstances.

    Under state law, the financial holding company must apply to the insurance commissioner in the insurer's state of domicile for prior approval of the acquisition of the insurer. Under the GLBA, no state may prevent or restrict affiliations between banks and insurers, insurance agents or brokers. Further, states cannot prevent or significantly interfere with bank or bank subsidiary sales activities. Finally, both bank and bank affiliates can obtain licenses as producers.

    Until the passage of the GLBA, the Glass-Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956 had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may materially affect our U.S. reinsurance subsidiary's product lines by substantially increasing the number, size and financial strength of potential competitors.

POSSIBLE INITIATIVES RELATING TO THE SEPTEMBER 11TH EVENTS

    The terrorist attacks in the United States on September 11, 2001 are expected to result in significant losses for the insurance and reinsurance industries. Congressional committees have held hearings concerning the effects of these losses on the industry. Various state insurance commissioners have also met to discuss these issues. U.S. insurance associations, congressional leaders and administration officials have been working on proposals for U.S. federal programs to provide insurance or reinsurance coverage for terrorism and/or war risks. In addition, state legislators in several states have stated they intend to introduce legislation that would restrict insurers' ability to exclude or limit coverage for war or terrorism risks.

    We cannot predict what other proposals may be made in connection with or as a result of the September 11th terrorist attacks, what legislation, if any, may be introduced or enacted or what effect any such legislation may have on us.

BERMUDA

    Our Bermuda subsidiaries are subject to regulation under the Bermuda Companies Act of 1981, and our Bermuda insurance subsidiaries are subject to regulation under the Bermuda Insurance Act of 1978, as amended by the Insurance Amendment Act 1995 (which we refer to as the Bermuda Insurance Act), and the regulations promulgated thereunder. They are required, among other things, to meet and maintain

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certain standards of solvency, to file periodic reports in accordance with
Bermuda statutory accounting rules, to produce annual audited financial statements and to maintain a minimum level of statutory capital and surplus. In general, the regulation of insurers in Bermuda relies heavily upon the auditors, directors and managers of the Bermuda insurer, each of which must certify that the insurer meets the solvency and capital requirements of the Bermuda Insurance Act.

    Under the Bermuda Insurance Act, a Bermuda insurance company carrying on long-term business (which includes the writing of annuity contracts and life insurance policies with respect to human life) must hold all receipts in respect of its long-term business and earnings thereon in a separate long-term business fund. Payments from such long-term business fund may not be made directly or indirectly for any purpose other than those of the insurer's long-term business, except in so far as such payment is made out of surplus certified by the insurer's approved actuary to be available for distribution other than to policyholders. In addition, our Bermuda subsidiaries are authorized by private acts of the Bermuda Legislature (the Scottish Annuity & Life International Insurance Company (Bermuda) Ltd. Consolidation and Amendment Act 2001 and the Scottish Annuity & Life Insurance Company (Bermuda) Limited Consolidation and Amendment Act 2001, which we refer to as the private acts) to establish separate accounts in respect of one or more life insurance policies or annuity contracts. In the event of an inconsistency between the Insurance Act and the private acts, the terms of the private acts control subject, however, to later amendments of the Insurance Act or other relevant laws. Under the private acts, each insurance subsidiary is permitted to credit to relevant separate accounts such portion of the premiums and other receipts from the related policy or contract, and any property of the insurance subsidiary derived from or purchased with such premiums, as the related policies or contracts stipulate. To the extent provided in the relevant policies or contracts, income, interest or other gains earned from, and any property acquired by, the investing or dealing in the assets of the separate account are credited to the separate account, and all expenses, fees or losses relating to the separate account are charged against the separate account. The assets and property held in the separate account are to be used for the sole purpose of paying any and all claims arising from or under the related policies or contracts, and no other person has any right or interest in such assets. Upon the termination of policies or contracts related to a separate account, and the discharge of obligations under the policies or contracts, the insurance subsidiary may terminate the separate account, and credit any remaining assets or property to its general account. In the event of insolvency of one of our Bermuda subsidiaries, the liquidator is bound to recognize the separate nature of each separate account, and is not empowered to apply property identified as the property of any one separate account to pay the claims of creditors of the insurance company or policyholders other than the policyholder to whom the separate account relates. The private acts also permit the insurance subsidiaries to issue certain securities based on separate accounts that are subject to similar provisions.

CAYMAN ISLANDS

    Our Cayman Islands subsidiaries are subject to regulation as licensed insurance companies under Cayman Islands law. These subsidiaries hold unrestricted Class B insurance licenses under Cayman Islands Insurance Law and may therefore carry on an insurance business from the Cayman Islands, but may not engage in any Cayman Islands domestic insurance business. Unless specifically exempted, a Cayman Islands insurance company must engage a licensed insurance manager operating in the Cayman Islands to provide insurance expertise and oversight. Our subsidiaries are exempt from this requirement.


    In addition, under the Cayman Islands Insurance Law, a Cayman Islands insurance company carrying on long-term business (which includes the writing of life insurance policies) must hold all receipts in respect of its long-term business and earnings thereon in a separate long-term business fund. Payments from such long-term business fund may not be made directly or indirectly for any purpose other than those of the insurer's long-term business. Except insofar as such payments can be made out of any surplus disclosed on an actuarial valuation and certified by an actuary to be distributable otherwise than to policyholders. Every Cayman Islands insurance company carrying on long-term business may establish any number of separate accounts in respect of premiums paid to it to provide (i) annuities on human life and


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(ii) contracts of insurance on human life, and such respective premiums shall be kept segregated one from the other and independent of all other funds of the Cayman Islands insurer, and, notwithstanding the provisions of any other written law to the contrary, are not chargeable with any liability arising from any other business of the insurer. The scope and the validity of the Cayman Islands law regarding separate accounts has not been tested in the courts of the Cayman Islands.


IRELAND

    Scottish Re (Dublin) Limited has been entitled to carry on insurance business in Ireland since December 2000 and is subject to regulation under the Insurance Act 2000 of Ireland, which requires companies registered in Ireland, other than authorized Insurance companies, to obtain official authorization before they can engage in reinsurance business. Reinsurance companies are not at present subject to a formal solvency supervision; however, the Department of Enterprise, Trade and Employment has the power to order a reinsurance company to cease writing business if it is not satisfied with the manner in which it is conducting its business.

    The principal legislation and regulations governing the insurance activities of Irish insurance companies are the Insurance Acts 1909 to 1990 and a comprehensive network of regulations and statutory provisions empowering the making of regulations.

UNITED KINGDOM

    World-Wide Reassurance is a U.K. insurance company incorporated and registered in England and Wales and subject to regulation and supervision in the United Kingdom under English domestic and European Community law. The Insurance Companies Act of 1982 of the United Kingdom, as amended, imposes solvency and liquidity standards and auditing and reporting requirements on insurance and reinsurance companies organized under English law, and on companies that own such insurance companies, and further grants to the U.K. Financial Services Authority powers to supervise, investigate and intervene in the affairs of insurance companies.

NEW JURISDICTIONS

    If Scottish Holdings or any of our subsidiaries were to become subject to the laws of a new jurisdiction where Scottish Holdings or that subsidiary is not presently admitted, they may not be in compliance with the laws of the new jurisdiction. Any failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business, and could also result in fines and other sanctions, any or all of which could adversely affect our financial results and operations.

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                                   MANAGEMENT


    Our Board of Directors currently consists of nine directors, divided into three classes. Each class is elected in alternating years and serves a term of three years. The Class I directors, which include Robert M. Chmely and G. William Caulfeild-Browne serve until the annual meeting of shareholders in 2002. The Class II directors, which include Scott E. Willkomn and Michael Austin serve until the annual meeting of shareholders in 2003. The Class III directors, which include Michael C. French and Hazel R. O'Leary, serve until the annual meeting of shareholders in 2004. Pacific Life has a contractual right to nominate two individuals for election to our Board of Directors for so long as Pacific Life and its affiliates own at least 15% of the outstanding ordinary shares and one such individual so long as they own at least 10% of the outstanding ordinary shares. In December 2001, Glenn S. Schafer and Khanh T. Tran were elected by our Board of Directors as Class I and Class III directors, respectively, as Pacific Life's nominees and Lord Norman Lamont was elected by our Board of Directors as a Class II director, to fill vacancies created by the increase of the size of our Board of Directors to nine directors. In accordance with our Articles of Association, since they were elected by the Board of Directors and not the shareholders, each of Lord Lamont, Mr. Schafer and Mr. Tran will serve until the upcoming annual meeting of shareholders. The following table sets forth certain information regarding our executive officers and directors as of March 6, 2002:



NAME                                          AGE                           POSITION
----                                          ---      ---------------------------------------------------
Michael C. French.........................     58      Chief Executive Officer and Chairman of the Board

Scott E. Willkomm.........................     36      President, Chief Financial Officer and Director

Oscar R. Scofield.........................     60      President and Chief Operating Officer, Scottish Re
                                                       (U.S.), Inc.

Steve Helland.............................     43      Executive Vice President, Wealth Management

Thomas A. McAvity, Jr. ...................     60      Executive Vice President and Chief Investment
                                                       Officer

J. Clay Moye..............................     46      Executive Vice President, Reinsurance

Clifford J. Wagner........................     43      Executive Vice President and Chief Actuary

Larry N. Stern............................     52      President, Scottish Solutions

Michael Austin............................     66      Director

G. William Caulfeild-Browne...............     57      Director

Robert M. Chmely..........................     67      Director

Lord Norman Lamont........................     59      Director

Hazel R. O'Leary..........................     64      Director

Glenn S. Schafer..........................     52      Director

Khanh T. Tran.............................     45      Director


    Michael C. French has served as a director and Chief Executive Officer since May 1998, and served as our President from May 1998 to March 2000. Mr. French has also been Chairman of the Board since March 2000. He was a Managing Director of Maverick Capital, Ltd. from 1993 to 1996, and a consultant to the law firm of Jones, Day, Reavis & Pogue from 1995 to January 2000. From 1996 to May 1998,
Mr. French was a Managing Director of The Scottish Annuity Company
(Cayman) Ltd. He was a director of Sterling Software, Inc. from July 1992 until its acquisition by another company in March 2000 and a director of Michaels Stores, Inc., a national specialty retail chain, from 1992 until August 2000. Mr. French was a partner with the law firm of Jackson & Walker, L.L.P. from 1976 through 1995. Mr. French received a B.B.A. and J.D. from Baylor University.

    Scott E. Willkomm has served as a director since June 2000, and as our President since March 2000. He became Chief Financial Officer in
September 2000. Mr. Willkomm was a Managing Director of Prudential Securities Incorporated from March 1999 to March 2000 and a Director from July 1996 to February 1999. Mr. Willkomm served as a Senior Vice President of Oppenheimer & Co., Inc. from May 1995 to July 1996 and as a Vice President from March 1992 to April 1995. He is a graduate of Bowdoin College.

    Oscar R. Scofield joined Scottish Re (U.S.), Inc. as its President and Chief Operating Officer in September 2000. Mr. Scofield has 37 years of experience in the insurance business. He has held senior management positions at GECC, Transamerica and General Re where he was President, CEO and a director of the General Reassurance Corporation. During the period immediately prior to joining Scottish Re he was a co-owner of The Chapfield Corporation from July 1995 to September 2000, providing expert witness opinions and consulting and intermediary services to many large insurance and reinsurance companies. He is a graduate of Wartburg College where he currently serves as a member of the Board of Regents.

    Steve Helland has served as Executive Vice President, Wealth Management since April 2001, with responsibility for wealth management activities.
Mr. Helland previously was a Managing Director of Equities with ING Barings, LLC in Dallas, Texas. Prior to that, he was a Senior Vice President within Capital Markets at Prudential Securities co-managing the Dallas institutional equity office. Mr. Helland began his career on Wall Street at Salomon Brothers Inc. where he became a Vice President in the equity sales group in New York and Dallas. Mr. Helland is a graduate of The University of Texas.

    Thomas A. McAvity, Jr. has served as Executive Vice President and Chief Investment Officer of Scottish Holdings since September 2000. Mr. McAvity's investment management career spans 30 years and all major asset classes. From 1996 to 2000, he was Vice President-Asset Liability Management with Allstate Life Insurance Company in Northbrook, Illinois. From 1989 to 1996, he was Vice President-Quantitative Research in the investment management subsidiary of Lincoln National Corporation. Prior to that, he held positions at Alex. Brown & Sons, Inc. and B. F. Saul Company. He is a graduate of Yale University and holds an MBA from Harvard Business School.

    J. Clay Moye has served as Executive Vice President, Reinsurance, of Scottish Re (U.S.), Inc. since January 2002 and as Executive Vice President, Operations since December 1999. From 1993 to 1999, Mr. Moye was Vice President, Regional Reinsurance Sales for Transamerica Reinsurance in Charlotte, North Carolina. Mr. Moye has held sales and management positions in various life, health, and property & casualty insurance companies including Liberty Mutual, Fred S. James & Co., and Blue Cross and Blue Shield. Mr. Moye maintains a Chartered Life Underwriter and Chartered Financial Consultant professional designation. He is a graduate of Clemson University.

    Clifford J. Wagner has been Executive Vice President and Chief Actuary since January 2002. Mr. Wagner was Executive Vice President and Chief Actuary, Risk Management of Scottish Re (U.S.), Inc. since December 1999. Prior to joining Scottish Re (U.S.), Inc., Mr. Wagner spent four years as a marketing actuary with Transamerica Reinsurance Company from November 1995 to December 1999. His 20-year career in the actuarial profession includes 10 years with Time Insurance (now part of the Fortis Group) and three years with the Hartford Insurance Group. Mr. Wagner holds a B.S. degree in actuarial mathematics from the University of Wisconsin, Madison. He is a Fellow of the Society of Actuaries
(FSA), a Member of the American Academy of Actuaries (MAAA) and also has earned Chartered Life Underwriter (CLU), Chartered Financial Consultant (ChFC) and Fellow, Life Management Institute (FLMI) designations.

    Larry N. Stern has served as President of our Scottish Solutions division since January 2002 and has served as Executive Vice President and Group Head, Financial Solutions of Scottish Re (U.S.), Inc. and Executive Vice President and Chief Corporate Actuary. Prior to joining Scottish Holdings in August 2000,
Mr. Stern was a Principal for nine years with Tillinghast-Towers Perrin. Prior to joining Tillinghast,

Mr. Stern served for eight years as Senior Vice President and Chief Actuary of United Presidential Life Insurance Company. Prior to his tenure with United Presidential, Mr. Stern spent three years as an actuary with Durham Life Insurance Company and nine years as an actuary at State Life Insurance Company. Mr. Stern is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries. He has served as Chairperson of the Society's Product Development Section. Mr. Stern holds a B.S. degree with distinction from the School of Business at Indiana University.

    Michael Austin has served as a director since October 1998. Mr. Austin retired in 1992 as the Managing Partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting and consulting firm. Mr. Austin was a partner resident in the Cayman Islands office for over 20 years. Since 1992, Mr. Austin has been self-employed as a chartered accountant. Mr. Austin currently serves as a Director of the Cayman Islands Monetary Authority for a three-year term expiring on December 31, 2003.

    G. William Caulfeild-Browne has served as a director since June 1999.
Mr. Caulfeild-Browne was the Chief Operating Officer for Swiss Re Life and Health of America from 1996 to 1998. He was Chief Operating Officer of The Mercantile and General Reinsurance Company, U.S., from 1990 to 1996, Senior Vice President from 1986 to 1990 and Vice President, Marketing from 1981 to 1986.

    Robert M. Chmely has served as a director since October 1998. Mr. Chmely has also been an independent consultant to Scottish Re (U.S.), Inc. since 1997 when he retired from The Prudential Insurance Company of America. From December 1995 to November 1997, Mr. Chmely was President of Prudential Asset Management Group, the corporate pension business of The Prudential Insurance Company of America, and from December 1994 to December 1995, he was Chief Financial Officer of Prudential Asset Management Group. From December 1990 to December 1994,
Mr. Chmely served as Senior Managing Director of Portfolio Management at The Prudential Insurance Company of America. He is a Fellow of the Society of Actuaries and a Chartered Financial Analyst.

    Lord Norman Lamont became a director in January 2002. Lord Lamont became a member of the British House of Lords in 1998. From 1990 to 1993, Lord Lamont served as Chancellor of the Exchequer (Treasury Secretary), chairing the G7 group of Finance Ministers and the European Union Finance Ministers. He was a Conservative Member of Parliament from 1979 to 1993, and served as a Minister in the Departments of Energy, Trade & Industry, Defense and Treasury from 1979 to 1990. Lord Lamont currently serves as a director of the Balli Group plc, a commodities trading company that specializes in steel, petrochemicals and non-ferrous metals. He also is an Advisor to Rotch Property Group Ltd., one of Britain's largest private property companies. He also is a director of Compagnie Internationale de Participations Bancaires et Financieres, Banca Commerciala Robank, European Growth and Income Trust, and Jupiter Finance and Income Trust. He is Chairman of the East European Food Fund. Lord Lamont previously was a director of N.M. Rothschild & Sons Ltd. for whom he worked for more than 15 years.

    Hazel R. O'Leary has served as a director since February 8, 2001.
Ms. O'Leary is the President and Chief Operating Officer of Blaylock & Partners, an investment banking firm. From 1993 to 1997, Ms. O'Leary served as United States Secretary of Energy, and from 1977 to 1981 served as Administrator and Deputy Administrator of the Department of Energy's Economic Regulatory Administration. Ms. O'Leary serves as a director on the boards of UAL Inc., the parent of United Airlines; the AES Company, a global independent power producer; and The Kaiser Group International, an engineering and construction company.
Ms. O'Leary also serves as a director on the nonprofit boards of the World Wildlife Fund, Morehouse College, The Andrew Young Center of International Development and The Keystone Center.

    Glenn S. Schafer became a director in December 2001 in connection with our acquisition of World-Wide Holdings from Pacific Life. Since January 1, 1995,
Mr. Schafer has been President of Pacific Life Insurance Company. Mr. Schafer is a member of the board of directors of Court Appointed Special Advocates (CASA). Mr. Schafer graduated, magna cum laude, from Michigan State University with a

Bachelor of Science degree in accounting. He received an MBA in finance, summa cum laude, from the University of Detroit in 1976 and is a CPA.

    Khanh T. Tran became a director in December 2001 in connection with our acquisition of World-Wide Holdings from Pacific Life. Mr. Tran also serves as a director of Pacific Life Insurance Company, Pacific Financial Products, Inc., PM Realty Advisors, Inc. and the Aviation Capital Group. He also is a member of the LOMA Strategic Planning Committee. Since April 1, 2001, Mr. Tran has been Executive Vice President and since June 1, 1996, he has been Chief Financial Officer of Pacific Life. Mr. Tran graduated from Whittier College, with a B.A. in economics and political science and received an MBA from the University of California, Los Angeles in finance and marketing.

                                  TAX MATTERS

    The following discussion summarizes the material Bermuda, Cayman Islands, Irish, U.K. and U.S. federal taxation of our company, and the material Bermuda, Cayman Islands and U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. The summary does not purport to be a complete analysis of all of the tax considerations that may be applicable to a decision to acquire our ordinary shares and, with respect to the U.S. federal income tax consequences, unless explicitly noted to the contrary, deals only with investors who are U.S. persons who will hold our ordinary shares as "capital assets" within the meaning of Code section 1221. This summary does not deal with the tax consequences applicable to all categories of investors, some of which (such as broker-dealers, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This summary is based on current law and is for general information purposes only. Future legislative, judicial or administrative changes or interpretations could be retroactive and could affect the information, beliefs and conclusions in this summary. The tax treatment applicable to you may vary depending on your particular tax situation or status. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THIS OFFERING TO YOU, INCLUDING THE EFFECT AND APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

    In this summary, a U.S. holder refers to a U.S. person that is a beneficial owner of our ordinary shares. A U.S. person is:

    - a citizen or resident of the United States;

    - a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

    - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    - any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust.

    If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor.

               TAXATION OF SCOTTISH HOLDINGS AND ITS SUBSIDIARIES

BERMUDA

    Under current Bermuda law, there is no income tax or capital gains tax imposed on corporations including Scottish Holdings or any of its subsidiaries. Scottish Holdings' Bermuda subsidiaries have received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, that if there is enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to our Bermuda subsidiaries or any of their operations or their shares, debentures or other obligations, until March 28, 2016. This assurance does not exempt from any tax or duty any persons who are ordinarily resident in Bermuda or provide an exemption from taxation under The Land Tax Act 1967 of Bermuda or from tax otherwise payable in relation to any property leased to Scottish Holdings. Scottish Holdings has recently moved its headquarters to Bermuda and is in the process of obtaining an assurance such as that described above with respect to its subsidiaries. Scottish Annuity & Life Holdings (Bermuda) Limited, Scottish Annuity & Life Insurance Company (Bermuda) Limited and Scottish Annuity & Life

International, as overseas companies that have obtained permits to carry on certain business in Bermuda, under current rates, will pay annual Bermuda government fees of BD$ 1780, BD$ 5,610 and BD$ 5,610, respectively, and Scottish Annuity & Life Insurance Company (Bermuda) Limited. and Scottish Annuity & Life International each will pay annual insurance license fees of BD$ 2,625. Scottish Holdings will pay an annual Bermuda government fee of BD$ 1,780. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are sundry other taxes, directly or indirectly, payable to the Bermuda government by us. Currently, there is no Bermuda withholding tax on dividends paid by our Bermuda subsidiaries.

CAYMAN ISLANDS

    Under current Cayman Islands law, neither Scottish Holdings nor any subsidiary of Scottish Holdings is obligated to pay any taxes in the Cayman Islands on its income or gains. Scottish Holdings, The Scottish Annuity Company (Cayman) Ltd. and Scottish Annuity & Life Insurance Company (Cayman) Ltd. have each received an undertaking from the Governor-in-Council of the Cayman Islands pursuant to the provisions of the Tax Concessions Law, as amended (1999 Revision), that until the year 2018 with respect to Scottish Holdings and Scottish Annuity & Life Insurance Company (Cayman) Ltd. and until the year 2014 with respect to The Scottish Annuity Company (Cayman) Ltd. (i) no subsequently enacted law imposing any tax on profits, income, gains or appreciation shall apply to Scottish Holdings or its Cayman Islands subsidiaries, and (ii) no such tax and no tax in the nature of an estate duty or an inheritance tax shall be payable on any shares, debentures or other obligations of Scottish Holdings and its Cayman Islands subsidiaries. Under current law no tax will be payable on the transfer or other disposition of the shares of Scottish Holdings. The Cayman Islands currently impose stamp duties on certain categories of documents; the current operations of Scottish Holdings and its subsidiaries do not, however, involve the payment of stamp duties in any material amount. The Cayman Islands currently impose an annual corporate fee upon all exempted companies. Currently, there is no Cayman Islands withholding tax on dividends paid by us or our Cayman Islands subsidiaries.

IRELAND

    Scottish Re (Dublin) Limited, our Irish reinsurance subsidiary, has received permission to carry on the business of reinsurance from the Department of Enterprise, Trade and Employment of Ireland. A company carrying on a trade in Ireland is required to pay corporation tax. The standard rate of corporation tax on trading income for the financial year 2001 is 20%, reducing to 16% for the financial year 2002 and further reducing to 12.5% for the financial year 2003 and subsequent years.


    Reinsurance companies' trading income includes underwriting profit and investment income attributable to its reinsurance trade. Other "non-trading" income ("passive income") is taxable at the higher corporation tax rate of 25%.


    In general, taxable trading profits are calculated in the following manner:

    - revenue expenses incurred wholly and exclusively for the purposes of the trade are deductible from trading income, determined on an accrual basis, I.E., the accounting treatment is generally followed;

    - interest and other costs of borrowings for trading purposes are generally deductible in the accounting period in which they are charged;

    - annual interest paid on money borrowed to invest in or loan to trading companies may also be deductible as a charge on income, subject to certain conditions;

    - normal remuneration of directors and employees for trading purposes is deductible;

    - depreciation is not deductible, but a tax deduction is provided for the wear and tear of the asset by way of a capital allowance; and

    - entertainment expenditures, excluding bona fide employee entertainment, are not deductible for tax purposes.

    Under Irish domestic law a withholding tax is imposed on dividends and interest paid by an Irish resident company to a non-resident company at the standard rate of income tax, which is 16% for the year 2002. The withholding tax on dividends and interest paid by an Irish resident company to a company that is not resident in Ireland, but which is entitled to the benefits of an income tax treaty with Ireland, may be reduced or eliminated under the treaty. There is presently no income tax treaty between Ireland and the Cayman Islands and, therefore, dividends and interest paid by Scottish Re (Dublin) Limited to Scottish Annuity & Life Insurance Company (Cayman) Ltd., its Cayman Islands parent corporation, are subject to the withholding tax.

UNITED KINGDOM

    World-Wide Holdings and World-Wide Reassurance, its wholly owned subsidiary, were acquired by Scottish Holdings on December 31, 2001. World-Wide Holdings and World-Wide Reassurance are U.K. resident companies that are liable for U.K. corporation tax on their worldwide earnings (both income profits and capital gains) whether remitted to the United Kingdom or not. The current rate of corporation tax is 30%, but the rate could be increased in the future. Inter-company dividends paid by World-Wide Reassurance to World-Wide Holdings are not subject to corporation tax in the hands of the recipient company and the payor company is not required to make any withholding on payment of such a dividend.

    In general terms, profits subject to corporation tax are calculated as follows:

    - revenue expenses incurred wholly and exclusively for the purposes of the trade are fully deductible from trading income;

    - interest and other costs of borrowings for trading purposes are generally deductible in the accounting period in which they are charged;

    - normal remuneration of directors and employees for trading purposes is generally deductible in full unless the payment is manifestly excessive;

    - contributions to pension schemes are normally fully deductible;

    - depreciation on capital assets is not deductible as a trading expense but relief is given under a capital allowance system which allows for the wear and tear of the asset;

    - business entertainment expenditure is not deductible for corporation tax purposes; and

    - dividends paid to shareholders are not deductible.

    At the present time, the United Kingdom does not impose a withholding tax on dividends paid by U.K. resident companies to non-residents, whether or not the recipient of the dividend is a resident of a country which has an income tax treaty with the United Kingdom. Dividends paid by World-Wide Holdings are therefore not subject to a U.K. withholding tax. U.K. domestic law imposes a withholding tax of 20% on interest payments made to non-residents, although this withholding tax may be reduced or eliminated under the terms of an income tax treaty. The United Kingdom has not entered into an income tax treaty with the Cayman Islands and therefore any interest paid by World-Wide Holdings to Scottish Holdings is subject to the 20% withholding tax. It is possible that dividends will be subjected to a withholding tax, or that the rate of tax on interest will be increased, in the future.

UNITED STATES

    TAXATION OF BUSINESS PROFITS. In general, under current U.S. tax rules and regulations, a non-U.S. corporation is subject to U.S. federal income tax on its taxable income that is treated as effectively connected to its conduct of a trade or business within the United States and to the U.S. branch profits tax on its effectively connected earnings and profits (with certain adjustments) that are deemed to be repatriated out of the United States. Under most U.S. income tax treaties, however, a non-U.S. corporation is subject to U.S. federal income tax on its business profits only if it is engaged in the conduct of a trade or business in the United States through a permanent establishment located in the United States. If a non-U.S. corporation is not entitled to the benefits of an applicable treaty, the non-U.S. corporation is subject to U.S. federal income tax on its effectively connected business profits if it is engaged in the conduct of a trade or business in the United States under a general "engaged in a trade or business test." Neither the Code nor the applicable regulations provide a general definition of what constitutes being engaged in a trade or business within the United States for this purpose. The limited case law concerning the general definition of engaging in a trade or business in the United States does not provide definitive guidance, but generally provides that a non-U.S. corporation will be considered to be engaged in a U.S. trade or business if it regularly and continuously carries out business activities in the United States. The test is generally factual, and thus all facts and circumstances must be examined annually in determining whether a non-U.S. corporation is engaged in a trade or business in the United States for a taxable year.

    We believe that, based on the general U.S. trade or business test, and the activities of our companies with respect to the United States, neither Scottish Holdings nor our non-U.S. subsidiaries should be subject to U.S. federal income tax on their business income. It is anticipated that we will continue to operate so as not to be engaged in the conduct of a trade or business in the United States. Because none of the Code, regulations or court decisions provides definitive standards as to the specific type of activities that constitute being engaged in the conduct of a trade or business within the United States, and because the determination of whether a non-U.S. corporation is engaged in a U.S. trade or business is essentially factual in nature, we cannot assure you that the IRS could not contend successfully that we are engaged in a trade or business in the United States. If Scottish Holdings, or any of its non-U.S. subsidiaries (other than Scottish Annuity & Life International, which has elected to be taxed as a U.S. corporation), were deemed to be so engaged, that entity would be subject to U.S. federal income tax, as well as the branch profits tax, on certain of its income unless the entity is entitled to relief under the permanent establishment provision of an applicable treaty. Regardless of the application of an income tax treaty, however, any investment income, that does not fall within the definition of "business profits" under an applicable income tax treaty, and that is effectively connected with a U.S. business, may be subject to U.S. federal income tax and "branch profits" tax on a net basis.

    The United States has entered into a treaty with Bermuda relating to the taxation of insurance enterprises, which we refer to as the Bermuda treaty. Also in force are income tax treaties between the United States and Ireland, which we refer to as the Irish treaty, and the United Kingdom, which we refer to as the U.K. treaty. Under each of these treaties, business profits earned by an insurance company that is a qualified resident of the applicable treaty country may be taxed in the United States only if such profits are attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. A permanent establishment within the United States generally is defined for these purposes to include a branch, office or other fixed place of business in the United States through which the business of the enterprise is carried on, or an agent (other than an agent of independent status acting in the ordinary course of its business) that has, and habitually exercises in the United States, authority to conclude contracts in the name of the corporation, and may include, in the case of Bermuda, the furnishing of services including consultancy, management, technical and supervisory services by an enterprise of insurance through employees or other persons within the United States.

    An insurance enterprise resident in Bermuda will be entitled to the benefits of the Bermuda treaty only if:

    - 50% or more of its equity is beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents; and

    - its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents.

    Whether Scottish Holdings' Bermuda subsidiaries will be entitled to relief under the permanent establishment provisions of the Bermuda treaty upon completion of or after this offering is uncertain as we cannot predict whether Scottish Holdings would satisfy the two requirements, described above, under the Bermuda treaty. No regulations interpreting the Bermuda treaty have been issued.

    A company that is resident in Ireland will be entitled to the benefits of the Irish treaty if at least 50% of the aggregate vote and value of its shares is owned directly or indirectly by companies the principal class of shares of which is substantially and regularly traded on one or more recognized stock exchanges. Because Scottish Holdings indirectly owns 100% of Scottish Re (Dublin) Limited and because Scottish Holdings is substantially and regularly traded on the New York Stock Exchange, Scottish Re (Dublin) Limited should be entitled to the benefits of the Irish treaty and, as such, is subject to U.S. federal income tax on its business profits only if such profits are attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. At present, we believe that Scottish Re (Dublin) Limited should not be characterized as having a permanent establishment within the United States, and therefore its business profits should not be subject to United States federal income tax.

    Under the U.K. treaty that is currently in force, a U.K. company is entitled to the benefits of the treaty if it is managed and controlled in the United Kingdom. Our U.K. subsidiaries, World-Wide Holdings and World-Wide Reassurance should be characterized as managed and controlled in the United Kingdom. World-Wide Holdings, however, will make an election under Treasury regulation section 301.7701-3(c)(1) to be disregarded for U.S. federal income tax purposes. This means that for United States federal income tax purposes all of World-Wide Holdings business and assets are treated as they are owned by Scottish Holdings. Our U.K. operating subsidiary, World-Wide Reassurance, on the other hand, should be entitled to the benefits of the U.K. treaty. As a result, World-Wide Reassurance should be subject to U.S. federal income tax on its business profits only if such profits are attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. At present, World-Wide Reassurance has no permanent establishment with the United States, and therefore its business profits should not be subject to U.S. taxation.

    On July 24, 2001, the United States and the United Kingdom signed a new income tax treaty that when ratified will replace the U.K. treaty that is currently in force. Under the new U.K. treaty, a company resident in the United Kingdom the shares of which are not publicly traded on a recognized exchange, or that does not have direct or indirect ownership of 50% or more of its stock by five or fewer U.K. or U.S. resident companies that are themselves directly or indirectly publicly traded on a recognized exchange, may nevertheless be entitled to the benefits of the new U.K. treaty. Under the new U.K. treaty, items of income, profit or gain derived from the United States will not be subject to tax in the U.S. if the U.K. resident corporation is engaged in the active conduct of a trade or business in the United Kingdom, and such items of income, profit or gain are derived in connection with, or is incidental to, the corporation's U.K. trade or business. We expect that World-Wide Reassurance should be entitled to the benefits of the new U.K. treaty with respect to business profits derived from the United States, if any, and such profits would therefore be subject to U.S. taxation only if attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. We cannot assure you, however, that the IRS will agree with our interpretation of the new U.K. treaty.

    If Scottish Holdings, or any of its non-U.S. subsidiaries is subject to U.S. federal income tax, that entity would be taxed at regular corporate rates on all of its income that is effectively connected with the conduct of its U.S. business. In addition, unless exempted by treaty, Scottish Holdings and its non-U.S. subsidiaries would be subject to the "branch profits" tax. U.S. federal income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the

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income of a U.S. corporation, except that a non-U.S. corporation can anticipate an allowance of deductions and credits only if it files a U.S. income tax return. Penalties may be assessed for failure to file tax returns. Scottish Holdings and its non-U.S. subsidiaries have filed protective U.S. income tax returns on a timely basis in order to preserve its right to claim tax deductions and credits if any such company is subsequently determined to be subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 35% for a corporation's effectively connected income and 30% for the "branch profits" tax.

    U.S. WITHHOLDING TAX ON U.S. SOURCE INCOME. Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax on certain fixed or determinable annual or periodical gains, profits and income (such as dividends and certain interest on investments) derived from sources within the United States. Such tax generally is imposed by withholding at a rate of 30% (unless a treaty provides for a lower rate) on the gross income subject to the tax. Such tax is eliminated, however, with respect to certain types of U.S. source income, including interest that qualifies as "portfolio" interest paid with respect to certain qualifying debt instruments. If non-U.S. corporations are engaged in the conduct of a U.S. trade or business, the 30% (or a lower treaty rate) withholding tax is applicable, but only with respect to their income that is not effectively connected with such trade or business. The Bermuda treaty does not provide for reductions in withholding tax rates. The Irish treaty, the current U.K. treaty and the new U.K. treaty each
(i) reduce the 30% withholding tax applicable to dividends to 5%, if the recipient is a corporation that controls directly or indirectly at least 10% of the voting power of the payor corporation, and 15% in all other cases, and
(ii) eliminate the withholding tax applicable to interest.

    U.S. FEDERAL EXCISE TAX ON INSURANCE AND REINSURANCE PREMIUMS. The United States also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks to the life or health of citizens or residents of the United States. The rates of excise tax applicable to such premiums are 4% for direct casualty insurance and indemnity bonds and 1% for reinsurance premiums and direct insurance of life, sickness and accident policies and annuity contracts. Certain income tax treaties such as the Irish treaty and the U.K. treaty contain exemptions from the federal excise tax on insurance and reinsurance premiums. The Irish treaty contains a "qualified" exemption from the federal excise tax on insurance and reinsurance premiums because the premiums are only exempt from such tax provided that the covered risks are not subsequently reinsured with a non-U.S. reinsurer that is not entitled to an excise tax exemption. The current U.K. treaty contains an "unqualified" exemption from the federal excise tax on insurance and reinsurance premiums because the premiums are exempt from such tax regardless of whether the covered risks are subsequently reinsured with a non-U.S. reinsurer that is not entitled to an excise tax exemption. Scottish Re (Dublin) Limited has entered into a closing agreement with the IRS in order to obtain an exemption from the excise tax under the Irish treaty and therefore premiums paid to Scottish Re (Dublin) Limited with respect to insureds who are citizens or residents of the United States are exempt from such excise tax, provided such risks are not subsequently reinsured with a non-U.S. reinsurer that is not entitled to an excise tax exemption. World-Wide Reassurance is currently entitled to the benefits of the U.K. treaty including the federal excise tax exemption and is on the list of "qualified companies" maintained by the U.K. Inland Revenue for this purpose. As such, premiums paid to World-Wide Reassurance are not subject to the federal excise tax, regardless of whether the risks are subsequently reinsured.

    The federal excise tax exemption contained in the new U.K. treaty differs from the unqualified exemption contained in the current U.K. treaty, and provides that a U.K. resident company that is entitled to the benefits of the new U.K. treaty shall be exempt from the federal excise tax on premiums paid with respect to insurance or reinsurance polices provided that such policies are not part of a conduit arrangement. A conduit arrangement means a transaction or series of transactions that is structured in such a way that all or substantially all of the premiums received by the U.K. resident company that is entitled to the benefits of the new U.K. treaty are paid, directly or indirectly, to another person that is not

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entitled to the benefits of the new U.K. treaty or a treaty with equivalent or more favorable benefits, and that has as its main purpose, or one of its main purposes, the obtaining of the increased benefits of the new U.K. treaty. Once the new U.K. treaty enters into force, the IRS may require that U.K. resident companies enter into a closing agreement with the IRS in order to establish that the U.K. company is entitled to the federal excise tax exemption. At present, we expect that World-Wide Reassurance should be entitled to the benefits of the new U.K. treaty including the federal excise tax exemption and, if required, World-Wide Reassurance will enter into a closing agreement with the IRS in order to establish such exemption. We cannot assure you, however, that the IRS will agree with this position or that the IRS will enter into such a closing agreement.

    Although there is a tax treaty in effect between the United States and Bermuda, the excise tax provisions of that treaty are not effective. In addition, there is no income tax treaty between the Cayman Islands and the United States. Accordingly, any life insurance, annuity or reinsurance premiums paid to our non-U.S. subsidiaries located in those jurisdictions will be subject to the 1% federal excise tax. Although payment of the tax is generally the responsibility of the person who pays the premium to our non-U.S. subsidiaries, under the Code and recently proposed regulations, in the event that the tax is not paid by the purchaser of the insurance, our non-U.S. subsidiaries would be liable for the tax. In addition, the IRS has taken the position that when a foreign insurer or reinsurer cedes U.S. risks to a foreign reinsurer that is not eligible for the excise tax exemption under an applicable treaty, an additional excise tax may be imposed.

    U.S. SUBSIDIARIES. Scottish Holdings currently owns indirectly three U.S. corporations, Scottish Holdings (U.S.), Inc., Scottish Re (U.S.), Inc. and Tartan Wealth Management, Inc., and one Bermuda company, Scottish Annuity & Life International which has made an election under section 953(d) of the Code to be taxed as a U.S. corporation. All of these companies are subject to U.S. tax on their net worldwide income and gains at the rates generally applicable to corporations and are not subject to the "branch profits" tax (although U.S. withholding tax may be imposed on certain payments made to a non-U.S. person). Non-effectively connected U.S. source income received by such companies is not subject to U.S. withholding tax; rather such income is taxed as described in the preceding sentence. Premiums paid to each of these companies are not subject to the U.S. federal excise tax on insurance and reinsurance premiums.

                            TAXATION OF SHAREHOLDERS

BERMUDA

    Currently, there is no Bermuda withholding tax on dividends paid by Scottish Holdings.

CAYMAN ISLANDS

    Currently, there is no Cayman Islands withholding tax on dividends paid by Scottish Holdings.

UNITED STATES--TAXATION OF U.S. SHAREHOLDERS

    TAXATION OF DIVIDENDS. Subject to the discussion below relating to the potential application of the passive foreign investment company and controlled foreign corporation rules, cash distributions made with respect to our ordinary shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits. U.S. holders generally will be subject to U.S. federal income tax on the receipt of such dividends, and dividends received by U.S. holders that are corporations generally will not be eligible for a dividends received deduction. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. holder's basis to the extent of such basis, and then as gain from the sale of a capital asset. The character of such gain is described below under "Dispositions of Ordinary Shares."

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    POSSIBLE CLASSIFICATION OF SCOTTISH HOLDINGS AND/OR ITS SUBSIDIARIES AS
CONTROLLED FOREIGN CORPORATIONS. Certain U.S. 10% shareholders (as defined below) that own, directly or indirectly through a non-U.S. entity, shares of a non-U.S. corporation that is a controlled foreign corporation, which we refer to as a "CFC," for an uninterrupted period of 30 days or more during any taxable year, are required to include in their gross income for U.S. federal income tax purposes their pro rata share of the CFC's subpart F income, as defined below, for such year. This income inclusion is generally applicable to U.S. 10% shareholders having direct or indirect ownership on the last day of the taxable year of the CFC. The subpart F income inclusion is required even if the subpart F income is not distributed. In addition, U.S. 10% shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of U.S. property. All of Scottish Holdings' income is expected to be subpart F income. Subpart F income generally includes passive investment income, such as interest, dividends or certain rent or royalties. In addition, Scottish Holdings' non-U.S. insurance subsidiaries are expected to receive certain insurance income, which we refer to as Subpart F insurance income. Subpart F insurance income is any underwriting and investment income that is attributable to the issuing (or reinsuring) of any insurance or annuity contract, and that (subject to certain modifications) would be taxed under the insurance company provisions of the Code if such income were the income of a U.S. insurance company. Subpart F income does not, however, include certain income subject to high foreign taxes, certain exempt insurance income and any income from sources within the United States that is effectively connected with the conduct of a trade or business within the United States and not exempted or subject to a reduced rate of tax by an applicable treaty.

    For purposes of determining whether a corporation is a CFC, a U.S. 10% shareholder is any U.S. person who owns, directly or indirectly through non-U.S. entities, or is considered to own (generally through attributions from family members, partnerships, estates, trusts or 10% controlled corporations) 10% or more of the total combined voting power of all classes of stock of a non-U.S. corporation. In general, a non-U.S. corporation is treated as a CFC only if its U.S. 10% shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock on any day. For purposes of taking into account Subpart F insurance income, however, a non-U.S. corporation, such as Scottish Holdings or any of its non-U.S. subsidiaries, generally will be treated as a CFC if more than 25% of the total combined voting power or total value of its stock is owned by U.S. 10% shareholders and the gross amount of premiums or other consideration in respect of the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks.

    In determining the U.S. 10% shareholders of Scottish Holdings or any of its non-U.S. subsidiaries, capital stock of Scottish Holdings or any of its subsidiaries that is held indirectly by U.S. persons through Scottish Holdings or any other non-U.S. entity is treated as held by such U.S. persons. A U.S. person will be treated as owning indirectly a proportion of the capital stock of Scottish Holdings' subsidiaries corresponding to the ratio that the ordinary shares owned by such person bears to the value of all the capital stock of Scottish Holdings. Scottish Holdings' Articles of Association prohibits the issuance or transfer of any shares that results in a shareholder (together with any persons whose stock would be attributable to such shareholder under Code section 958 or Section 13(d) of the Exchange Act) holding 10% or more (or in excess of 24.9% in the case of Pacific Life) of any class of our shares issued and outstanding. Scottish Holdings' Articles of Association also provide that if our board of directors has reason to believe that the issuance or transfer of any shares may result in:

    - a shareholder (together with any persons whose stock would be attributable to such shareholder under Code section 958 or Section 13(d) of the Exchange Act) holding 10% or more (or in excess of 24.9% in the case of Pacific Life) of any class of our shares issued and outstanding; or

    - any adverse tax, regulatory or legal consequence to Scottish Holdings, any subsidiary of its subsidiaries or any other shareholder,

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then, Scottish Holdings' Board of Directors may, in their absolute and unfettered discretion, decline to issue or register the transfer of any such shares. In addition, Scottish Holdings has the option, but not the obligation, to repurchase our ordinary shares, with the consent of the shareholder, to the extent our board of directors determines it is necessary or advisable to avoid or cure any adverse or potential adverse tax, regulatory or legal consequences.

    Scottish Holdings' Articles of Association provide that the direct and indirect voting power of each shareholder will be limited to no more than 9.9% (24.9% in the case of Pacific Life) of the total combined voting power of all classes of our shares. In addition, Pacific Life has entered into a Stockholder's Agreement with Scottish Holdings pursuant to which Pacific Life has agreed on behalf of itself and its affiliates not to acquire beneficial ownership in more than 24.9% of the shares of Scottish Holdings. Because of the attribution provisions of the Code and the rules of the SEC regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder whether or not such shareholder directly holds of record more than 9.9% of the voting shares of Scottish Holdings. Further, our Board of Directors has the authority to request from any shareholder certain information for the purpose of determining whether such shareholder's voting rights are to be reduced. Failure to respond to such a notice, or submitting incomplete or inaccurate information, gives our board of directors discretion to disregard all votes attached to such shareholder's shares.

    We believe that the dispersion of our share ownership (other than with respect to Pacific Life) and the provisions of the Articles of Association restricting transfer, issuance and voting power of our ordinary shares should prevent any person (other than Pacific Life) from becoming a U.S. 10% shareholder of Scottish Holdings and/or its non-U.S. subsidiaries, although some of these provisions have not been directly passed on by the IRS, or by any court, in this context. There can be no assurance that if, in addition to Pacific Life, a U.S. person were to become a U.S. 10% shareholder of Scottish Holdings and/or its non-U.S. subsidiaries in the future that the share ownership of such person together with that of Pacific Life would not cause Scottish Holdings and/or its non-U.S. subsidiaries to be treated as controlled foreign corporations and that such U.S. 10% shareholder would have to include in gross income its allocable share of the subpart F income of Scottish Holdings and/or its non-U.S. subsidiaries.

    RPII COMPANIES. A different definition of CFC is applicable in the case of a non-U.S. corporation which earns related person insurance income or "RPII." RPII is any subpart F insurance income attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured or reinsured is a RPII shareholder (as defined below) of the non-U.S. corporation or a related person (as defined below) to such a shareholder. For purposes only of taking into account RPII, and subject to the exceptions described below, Scottish Holdings or its non-U.S. subsidiaries will be treated as a CFC if its RPII shareholders (as defined below) collectively own, directly or indirectly through non-U.S. entities, 25% or more of the total combined voting power or value of such entities' stock on any day during a taxable year. If Scottish Holdings or any of its non-U.S. subsidiaries is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, a U.S. person who owns, directly or indirectly through non-U.S. entities, shares of such entity on the last day of any such taxable year must include in its gross income for U.S. federal income tax purposes its allocable share of RPII of such entity for the entire taxable year, subject to certain modifications. For purposes of inclusion of RPII in the income of U.S. persons who own ordinary shares, unless an exception applies, a RPII shareholder is a U.S. person who owns, directly or indirectly through non-U.S. entities, any amount (rather than 10% or more) of our shares. Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by stock ownership of either more than 50% in value or more than 50% in voting power after applying certain constructive ownership rules.

    RPII EXCEPTIONS.  The special RPII rules do not apply if:

    - direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated at all times during the taxable year as owning, directly or indirectly through non-U.S.

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      entities, less than 20% of the voting power and less than 20% of the value of the stock of Scottish Holdings or any of its non-U.S. subsidiaries;

    - the RPII of Scottish Holdings or any of its non-U.S. subsidiaries, determined on a gross basis, is less than 20% of Scottish Holdings' or such subsidiaries' gross insurance income for such taxable year;

    - Scottish Holdings or its non-U.S. subsidiaries elect to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business; or

    - Scottish Holdings or its non-U.S. subsidiaries elect to be treated as U.S. corporations.

    When no exception applies, each U.S. person who owns directly or indirectly shares of Scottish Holdings or its non-U.S. subsidiaries on the last day of such entities' taxable year will be required to include in gross income for U.S. federal income tax purposes his or her share of RPII for the entire taxable year. The amount includible will be determined as if all such RPII were distributed proportionately only to such U.S. persons at that date, but limited by Scottish Holdings' or its non-U.S. subsidiaries' current-year earnings and profits, and reduced by the U.S. person's share, if any, of prior-year deficits in earnings and profits.

    We do not believe that Scottish Holdings or any of its non-U.S. subsidiaries will be considered a CFC under the RPII rules. Although Pacific Life (i) is currently a U.S. shareholder, (ii) is considered to own indirectly more than 20% of the voting power and value of World-Wide Reassurance, a wholly owned indirect subsidiary of Scottish Holdings, and (iii) cedes risks to World-Wide Reassurance, we do not believe that the 20% gross insurance income threshold has been met. We cannot assure you, however, that this is or will continue to be the case. Consequently, we cannot assure you that a person who is a direct or indirect U.S. shareholder will not be required to include amounts in its income in respect of related person insurance income in any taxable year.

    COMPUTATION OF RPII. In order to determine how much RPII Scottish Holdings or any of its non-U.S. subsidiaries has earned in each fiscal year, Scottish Holdings or any of its non-U.S. subsidiaries may obtain and rely upon information from its insureds to determine whether any of the insureds or persons related to such insureds own shares of Scottish Holdings or any of its non-U.S. subsidiaries and are U.S. persons. For any year in which Scottish Holdings' or any of its non-U.S. subsidiaries' gross RPII is 20% or more of Scottish Holdings' or any of its non-U.S. subsidiaries' gross insurance income for the year, Scottish Holdings or any of its non-U.S. subsidiaries may also seek information from its shareholders as to whether beneficial owners of our shares at the end of the year are U.S. persons so that the RPII may be determined and apportioned among such persons; to the extent Scottish Holdings or any of its non-U.S. subsidiaries is unable to determine whether a beneficial owner of shares is a U.S. person, Scottish Holdings or any of its non-U.S. subsidiaries may assume that such owner is not a U.S. person, thereby increasing the per share RPII amount for all U.S. shareholders.

    If, as believed, RPII is less than 20% of gross insurance income, U.S. shareholders will not be required to include RPII in their taxable income. The amount of RPII includible in the income of a U.S. shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

    APPORTIONMENT OF RPII TO U.S. SHAREHOLDERS. In the event that Scottish Holdings' or any of its non-U.S. subsidiaries' gross insurance income constituting RPII for any fiscal year of Scottish Holdings or any of its non-U.S. subsidiaries equals or exceeds 20% of Scottish Holdings' or any of its non-U.S. subsidiaries' gross insurance income, every U.S. person who owns our shares on the last day of such year should expect that for such year it will be required to include in gross income its share of Scottish Holdings' or any of its non-U.S. subsidiaries' RPII for the entire year, whether or not distributed even though it may not have owned the shares for the entire year. A U.S. person who owns our shares during such fiscal year but not on the last day of the fiscal year is not required to include in gross income any part of Scottish Holdings' or any of its non-U.S. subsidiaries' RPII.

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    UNCERTAINTY AS TO APPLICATION OF RPII.  The RPII provisions of the Code have never been interpreted by the courts. Regulations interpreting the RPII provisions of the Code exist only in proposed form, having been proposed in 1991. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made to such regulations or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and the application thereof to Scottish Holdings or any of its non-U.S. subsidiaries is uncertain. These provisions include the grant of authority to the U.S. Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including...regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition, we cannot assure you that any amounts of RPII inclusions reported by us to U.S. shareholders will not be subject to adjustment based upon subsequent IRS examination. All U.S. persons who are considering an investment in our ordinary shares should consult their tax advisors as to the effects of these uncertainties.


    BASIS ADJUSTMENTS. A U.S. holder's tax basis in its ordinary shares will be increased by the amount of any CFC income including RPII that the U.S. holder includes in income. Upon actual distribution of amounts previously included in income under the CFC and RPII rules, the U.S. holder's tax basis in its ordinary shares will be reduced by the amount of such distributions. In general, a current U.S. holder will not be able to exclude from income distributions RPII that a prior U.S. holder included in income.

    TAX-EXEMPT SHAREHOLDERS. Under Code section 512(b)(17), a tax-exempt entity that owns, directly or indirectly through a non-U.S. entity or through attribution, shares of Scottish Holdings or any of its non-U.S. subsidiaries is required to treat as unrelated business taxable income or UBTI the portion of any deemed distribution to such shareholder of Subpart F insurance income including RPII if such insurance income would be treated as UBTI if derived directly by such tax-exempt shareholder.

    Code section 512(b)(17) applies to amounts included in gross income in any taxable year. If Scottish Holdings' or any of its non-U.S. subsidiaries' gross RPII were to equal or exceed 20% of such corporation's gross insurance income and the 20% ownership exception for RPII does not apply, or Scottish Holdings or any of its subsidiaries were otherwise treated as a CFC (i.e., more than 25% is owned by U.S. 10% shareholders) for a taxable year, tax-exempt entities owning our ordinary shares would be required to treat a portion of our company's subpart F insurance income as UBTI if such insurance income would be treated as UBTI if derived directly by such tax-exempt shareholder. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of Code section 512(b)(17) and the UBTI provisions of the Code.

    INFORMATION REPORTING. Every U.S. person who "controls" a non-U.S. corporation by owning directly or indirectly more than 50% of the total combined voting power of all classes of stock entitled to vote, or more than 50% of the total value of shares of all classes of stock, of such corporation, for an uninterrupted period of 30 days or more during a taxable year of that non-U.S. corporation, must file a Form 5471 with its U.S. income tax return. In addition, under certain circumstances, U.S. persons treated as U.S. 10% shareholders or certain RPII shareholders of a CFC that own shares directly or indirectly through a non-U.S. entity are also required to file a Form 5471. Thus, if Scottish Holdings' or any of its non-U.S. subsidiaries' gross RPII for a taxable year constitutes 20% or more of such corporation's gross insurance income for such period (and the 20% ownership exception described above does not apply), any U.S. person treated as owning any shares of such corporation directly or indirectly on the last day of such taxable year will be subject to the RPII rules, and will be required to file a Form 5471. In addition, U.S. persons who own directly or indirectly more than 10% in value of the outstanding ordinary shares of Scottish Holdings or its non-U.S. subsidiaries at any time during a taxable year are required in certain circumstances, including the disposition of shares, to file Form 5471 even if none of the corporations is a CFC. For any taxable year we determine that Scottish Holdings or any of its non-U.S. subsidiaries does not meet either of the first two RPII exceptions (i.e., the RPII 20% gross income and RPII 20% ownership exceptions) described above, we intend to mail to all shareholders of record, and will make available at the

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transfer agent with respect to our ordinary shares, Form 5471 (completed with company information) for attachment to the returns of shareholders. Our determination of the amount of Scottish Holdings' or any of its non-U.S. subsidiaries' gross RPII for a given taxable year may not, however, be accurate because of our inability to gather the information necessary to make such determination. A tax-exempt organization that is treated as a U.S. 10% shareholder or a RPII shareholder under subpart F will be required to file a Form 5471 in the circumstances described above. Failure to file Form 5471 may result in penalties.

    PASSIVE FOREIGN INVESTMENT COMPANIES. In general, a non-U.S. corporation will be a passive foreign investment company, or "PFIC," if:

    - 75% or more of its gross income constitutes "passive income"; or

    - 50% or more of its assets produce, or are held for the production of, passive income.

    Were Scottish Holdings or any of its subsidiaries to be characterized as a PFIC, a U.S. holder would be subject to certain adverse federal income tax consequences, unless a "QEF election" or "mark-to-market" election (each as described below) is made with respect to each entity that is treated as a PFIC. If Scottish Holdings is a PFIC, U.S. holders generally will be subject to a special tax and an interest charge at the time of the sale of, or receipt of an "excess distribution" with respect to, their ordinary shares and a portion of any gain on the disposition of their ordinary shares may be recharacterized as ordinary income. Such U.S. holder is treated as receiving an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to our ordinary shares during the three preceding taxable years (or shorter period during which the taxpayer held our ordinary shares). In general, the special tax and interest charges are based on the value of the tax deferral of the taxes that are deemed due during the period the U.S. holder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions throughout the U.S. holder's period of ownership at the highest marginal tax rate. The interest charge is computed using the applicable rate imposed on underpayments of U.S. federal income tax for such period. In general, if a U.S. person owns stock in a non-U.S. corporation during any taxable year in which such corporation is a PFIC, the stock will generally be treated as stock in a PFIC for all subsequent years. In addition, a U.S. person that directly or indirectly owns stock of a PFIC is treated as owning a proportionate amount by value of any stock owned by that PFIC. If the PFIC owns shares in another PFIC, the excess distribution rules apply separately to the U.S. person with respect to its interest in such lower-tier PFIC on an indirect basis. Accordingly, if Scottish Holdings is a PFIC, Scottish Holdings' non-U.S. subsidiaries (other than Scottish Annuity & Life International) may be treated as lower-tier PFICs to the extent such subsidiaries meet either the passive income or passive asset tests described herein and U.S. holders of Scottish Holdings will be treated as indirect holders of the shares of such subsidiaries.

    If Scottish Holdings and any of its subsidiaries are treated as PFICs (as discussed below) in any taxable year, it may be possible for U.S. persons who own our ordinary shares to mitigate certain of the negative tax consequences to them under the PFIC rules. In particular, under certain limited circumstances, a U.S. person may be able to:

    - make a timely qualified electing fund election, which we refer to as a QEF election, with respect to its shareholdings;

    - avail itself of a protective QEF election with respect to our ordinary shares it owns; or

    - make a mark-to-market election with respect to the first taxable year Scottish Holdings and any of its subsidiaries are considered PFICs during its holding period with respect to our ordinary shares.

    The availability of these elections is uncertain as a matter of law and in certain cases requires that we provide certain information. We cannot assure you that such information will be made available to persons who own our ordinary shares.

    For purposes of the PFIC rules, "passive income" generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business." This insurance company exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income for purposes of the PFIC rules. Scottish Holdings, operating through its insurance subsidiaries, expects to engage predominantly in traditional insurance and reinsurance activities that involve substantial transfer of insurance or annuity risks. In addition, we do not expect to have financial reserves in excess of the reasonable needs of our insurance and reinsurance business. Accordingly, Scottish Holdings' and its subsidiaries' income or assets should not be considered to be passive income. Although Scottish Holdings and its subsidiaries intend to operate in such a manner that they will not engage in certain nontraditional insurance or reinsurance activities that do not involve a sufficient amount of risk transfer, were Scottish Holdings or its subsidiaries to do so, the insurance company exception may not apply and Scottish Holdings or certain of its subsidiaries could be characterized as a PFIC. Additionally, the maintenance of financial reserves in excess of the reasonable needs of our insurance business and a failure to qualify for the insurance company exception in any other way could cause Scottish Holdings or certain of its subsidiaries to be characterized as a PFIC. The PFIC statutory provisions also contain a look-through rule that states that, for purposes of determining whether a non-U.S. corporation is a PFIC, such non-U.S. corporation shall be treated as if it "received directly its proportionate share of the income..." and as if it "held its proportionate share of the assets... of any other corporation in which it owns at least 25% of the value of the stock." Under the look-through rule, Scottish Holdings would be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its subsidiaries for purposes of the two PFIC tests (i.e., the 75% income and 50% asset tests) described above. Therefore, Scottish Holdings should not be considered a PFIC if its non-U.S. subsidiaries are not considered PFICs, as we expect.

    No final regulations interpreting the substantive PFIC provisions have been issued, however, and thus substantial uncertainty exists with respect to their application or their possible retroactivity. In addition, we may experience unanticipated changes in our operations resulting from business or market contingencies that may cause us to fail to qualify under the insurance company exception. Accordingly, U.S. holders may wish to consider filing a protective statement for each of Scottish Holdings and its non-U.S. subsidiaries for the first taxable year during which any equity interest in Scottish Holdings is acquired to preserve their ability to make retroactive QEF elections in the event Scottish Holdings and one or more of its non-U.S. subsidiaries were to be treated as PFICs. ALL U.S. PERSONS WHO ARE CONSIDERING AN INVESTMENT IN OUR ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE EFFECTS OF THESE RULES AND THE DESIRABILITY OF FILING A PROTECTIVE STATEMENT.

    DISPOSITIONS OF ORDINARY SHARES. Subject to the discussion elsewhere relating to the potential application of the CFC or PFIC rules, capital gain or loss realized by a U.S. holder on the sale, exchange or other disposition of our ordinary shares will be includible in gross income as capital gain or loss in an amount equal to the difference between such U.S. holder's basis in our ordinary shares and the amount realized on the sale, exchange or other disposition. If a U.S. holder's holding period for our ordinary shares is more than one year, any gain will be subject to U.S. federal income tax at a current maximum marginal rate of 20% for individuals, estates and trusts and 35% for corporations. Gain on the sale of our ordinary shares held for more than five years is subject to further reduced tax rates.

    Under Code section 1248, any gain from the sale or exchange by a U.S. 10% shareholder of shares in a CFC may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares by a U.S. person in a non-U.S. corporation that earns RPII and is characterized as a CFC under the RPII rules if the non-U.S. corporation would be taxed as an insurance company if it were a U.S. corporation. The ordinary income treatment applies to a U.S. person subject to the RPII rules regardless of whether the U.S. person is a U.S. 10% shareholder or whether the CFC meets either one of the first two RPII exceptions described above

(i.e., the 20% ownership exception and the RPII 20% gross income exception). Existing regulations do not specifically address whether Code section 1248 would apply when a non-U.S. corporation (such as Scottish Holdings) is not a CFC but the non-U.S. corporation has an insurance company subsidiary (such as World-Wide Reassurance) that is a CFC for purposes of requiring U.S. holders to take into account RPII.

    We believe that Code section 1248 should not apply to dispositions of our ordinary shares because we are not directly engaged in the insurance business and do not intend to directly engage in the insurance business and because proposed U.S. Treasury regulations applicable to this situation appear to apply only to sales of shares of corporations that are directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret the proposed regulations under Code section 953 in this manner or that the Treasury Department will not amend the proposed regulations under Code section 953 or other regulations to provide that Code section 1248 will apply to dispositions of shares in a corporation such as us which is engaged in the insurance business indirectly through its subsidiaries. YOU ARE ADVISED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE RPII RULES DESCRIBED ABOVE.

    FOREIGN TAX CREDIT. Because it is anticipated that U.S. persons will own a majority of our shares, only a portion of the current income inclusions under the CFC, RPII and PFIC rules, if any, and of dividends paid by us (including any gain from the sale of ordinary shares that is treated as a dividend under Code section 1248) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for most U.S. shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. Paying agents and custodians located in the United States will be required to comply with certain IRS information reporting requirements with respect to payments of dividends (if any) on our ordinary shares to U.S. holders or to paying agents or custodians located in the United States. In addition, a U.S. holder may be subject to backup withholding with respect to dividends paid by such persons, unless such U.S. holder:

    - is a corporation or comes with certain other exempt categories and, when required, demonstrates this fact; or

    - provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

    The backup withholding tax is not an additional tax and may be credited against a U.S. holder's regular federal income tax liability.

    Sales of our ordinary shares through brokers by certain U.S. holders also may be subject to back-up withholding. Sales by corporations, certain tax-exempt entities, individual retirement plans, REITs, certain financial institutions, and other "exempt recipients" as defined in applicable Treasury regulations currently are not subject to back-up withholding. You should consult your own tax advisors regarding the possible applicability of the back-up withholding provisions to sales of our ordinary shares.

    The foregoing discussion (including and subject to the matters and qualifications set forth in such summary) is based upon current law and is for general information only. The tax treatment of a holder of ordinary shares, or of a person treated as a holder of ordinary shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of ordinary shares. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO YOU OF OWNING OUR ORDINARY SHARES.

                                  UNDERWRITING

    Subject to the terms and conditions of an Underwriting Agreement, dated
      , 2002, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., Putnam Lovell Securities Inc., Fox-Pitt, Kelton Inc. and Keefe, Bruyette & Woods, Inc. have severally agreed with us, subject to the terms and conditions of the Underwriting Agreement, to purchase from us the number of ordinary shares set forth below opposite their respective names.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Bear, Stearns & Co. Inc.....................................
Putnam Lovell Securities Inc................................
Fox-Pitt, Kelton Inc........................................
Keefe, Bruyette & Woods, Inc................................
                                                              ---------
  Total.....................................................  5,000,000
                                                              =========

    The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the ordinary shares offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the ordinary shares offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

    The representatives have advised us that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $    per share, of which $    may be reallowed to
other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    We have granted to the underwriters an option, exercisable within 30 days after the date of the prospectus, to purchase from time to time up to an aggregate of 750,000 ordinary shares to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 750,000 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the ordinary shares offered in this offering.

    The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                                  TOTAL
                                                                          ---------------------
                                                                            WITH       WITHOUT
                                                                            OVER-       OVER-
                                                              PER SHARE   ALLOTMENT   ALLOTMENT
                                                              ---------   ---------   ---------
Public offering price.......................................
Underwriting discounts and commissions payable by us........
Proceeds, before expenses, to us............................


    We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $930,000.


    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

    Each of our executive officers and directors, Pacific Life and warrant holders holding a majority of our outstanding warrants will agree, subject to specified exceptions, not to:

    - offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any ordinary shares or any options or warrants to purchase any ordinary shares, or any securities convertible into or exchangeable for ordinary shares owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares, or such other securities, in cash or otherwise)

for a period of 90 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the ordinary shares on and including the 90 days after the registration statement relating to the offering has been declared effective by the SEC. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any ordinary shares, any options or warrants to purchase any ordinary shares or any securities convertible into, exercisable for or exchangeable for ordinary shares other than our sale of shares in this offering, the issuance of our ordinary shares upon the exercise of outstanding options or warrants, and the issuance of options or ordinary shares under existing stock option and incentive plans. Holders of a majority of the warrants will agree not to dispose of warrants or ordinary shares while the underwriters are participating in the distribution of the ordinary shares offered by this prospectus.

    Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

    OUR ORDINARY SHARES ARE TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "SCT."

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

    The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A "syndicate covering transaction" is the bid for or purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the ordinary shares originally sold by such underwriter or syndicate member are purchased by the representatives in a syndicate covering transaction and have therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    Bear, Stearns & Co. Inc., Putnam Lovell Securities Inc. and other representatives from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

                                 LEGAL MATTERS

    Certain legal matters with respect to United States law will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. Certain legal matters with respect to Cayman Islands law will be passed upon for us by Maples and Calder, Grand Cayman, Cayman Islands. Certain matters will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included the consolidated financial statements and schedules in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of World-Wide Holdings at September 30, 2001 and 2000, and for the years then ended, as set forth in their report. We have included the consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                     ENFORCEMENT OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS


    Scottish Holdings is a Cayman Islands company with its principal executive office in Bermuda. In addition, some of our officers and directors, as well as some of the experts named in this prospectus, reside outside the United States, and all or much of our assets and their assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against us or them on judgments of U.S. courts, including judgments based upon the civil liability provisions of the U.S. Federal securities laws. However, investors may serve Scottish Holdings with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. Federal securities laws relating to offers and sales of the securities covered by this prospectus by serving CT Corporation System, 111 Eighth Avenue New York, New York 10011, our United States agent irrevocably appointed for that purpose.


    We have been advised by Maples and Calder, our Cayman Islands counsel, that there is doubt as to whether the courts of the Cayman Islands would enforce
(i) judgments of U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws obtained in actions against us or our directors and officers, as well as experts named in this prospectus, who reside outside the United States or (ii) original actions brought in the Cayman Islands against such persons or us predicated solely upon U.S. Federal securities laws. We have also been advised by Maples and Calder that there is no treaty in effect between the United States and the Cayman Islands providing for such enforcement, and there are grounds upon which Cayman Islands courts may not enforce judgments of United States courts. Certain remedies available under the laws of United States jurisdictions, including certain remedies available under the U.S. Federal securities laws, would not be allowed in Cayman Islands courts as contrary to that nation's public policy.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, relating to the ordinary shares, being offered by this prospectus. This prospectus is a part of the Registration Statement, but the Registration Statement also contains additional information and exhibits.

    We are subject to the informational requirements of the Exchange Act, as amended. Accordingly, we file annual, quarterly and current reports, proxy statements and other reports with the SEC. You can read and copy the Registration Statement and the reports that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    Our filings with the commission are also available from the SEC's website at http://www.sec.gov. Please call the SEC's toll-free telephone number at 1-800-SEC-0330 if you need further information about the operation of the SEC's public reference rooms. Our ordinary shares are listed on the New York Stock Exchange and our reports can also be inspected at the offices of the NYSE, 20 Broad Street, 17th Floor, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the following previously filed documents:

1.  Our Annual Report on Form 10-K for the year ended December 31, 2001;

2.  Our Current Report on Form 8-K/A dated January 11, 2002; and

3. The description of our ordinary shares set forth in our registration statement filed under the Exchange Act on Form 8-A on January 16, 2002, including any amendment or report for the purpose of updating such description.

    To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits) call or write us at the following address:
Scottish Annuity & Life Holdings, Ltd., Attn: Scott Willkomm, P.O. Box HM 2939, Crown House, Third Floor, 4 Par-la-Ville Road, Hamilton, HM12, Bermuda,
(441) 295-4451.

                         INDEX TO FINANCIAL STATEMENTS

SCOTTISH ANNUITY & LIFE HOLDINGS, LTD. CONSOLIDATED
  FINANCIAL STATEMENTS

  Report of Independent Auditors............................     F-2

  Consolidated Balance Sheets as of December 31, 2001 and
    2000....................................................     F-3

  Consolidated Statements of Income for the years ended
    December 31, 2001, 2000 and 1999........................     F-4

  Consolidated Statements of Comprehensive Income for the
    years ended December 31, 2001, 2000 and 1999............     F-5

  Consolidated Statements of Shareholders' Equity for the
    years ended December 31, 2001, 2000 and 1999............     F-6

  Consolidated Statements of Cash Flows for the years ended
    December 31, 2001, 2000 and 1999........................     F-7

  Notes to Consolidated Financial Statements................     F-8

WORLD-WIDE HOLDINGS LIMITED CONSOLIDATED FINANCIAL
  STATEMENTS

  Report of Independent Auditors............................    F-29

  Consolidated Balance Sheets as of September 30, 2001 and
    2000....................................................    F-30

  Consolidated Statements of Income for the years ended
    September 30, 2001 and 2000.............................    F-31

  Consolidated Statements of Comprehensive Income for the
    years ended September 30, 2001 and 2000.................    F-32

  Consolidated Statements of Shareholder's Equity for the
    years ended September 30, 2001 and 2000.................    F-33

  Consolidated Statements of Cash Flows for the years ended
    September 30, 2001 and 2000.............................    F-34

  Notes to Consolidated Financial Statements................    F-36

SCOTTISH ANNUITY & LIFE HOLDINGS, LTD. PRO FORMA CONDENSED
  COMBINED FINANCIAL STATEMENTS

  Unaudited Pro Forma Condensed Combined Statement of Income
    for the year ended December 31, 2001....................    F-45

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Scottish Annuity & Life Holdings, Ltd.

    We have audited the accompanying consolidated balance sheets of Scottish Annuity & Life Holdings, Ltd. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scottish Annuity & Life Holdings, Ltd. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 2 to the financial statements, in 2001 the Company changed its accounting for certain investments.

/s/ ERNST & YOUNG

Philadelphia, Pennsylvania
February 12, 2002

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                          CONSOLIDATED BALANCE SHEETS

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
ASSETS
Fixed maturity investments, available for sale, at fair
  value (Amortized cost $588,542; 2000 -- $584,493).........   $  583,890     $  581,020
Investment in unit-linked securities........................       20,705             --
Cash and cash equivalents...................................       94,581         47,763
Policy loans................................................          801            441
Other investments...........................................       10,120             --
Funds withheld at interest..................................      562,446         46,256
                                                               ----------     ----------
  Total investments.........................................    1,272,543        675,480
Receivables:
  Accrued interest..........................................        9,335          6,709
  Risk fees.................................................        1,436            961
  Reinsurance premiums......................................       59,221         20,618
Deferred acquisition costs..................................      113,898         30,922
Amounts recoverable from reinsurers.........................       19,212             --
Present value of in-force business..........................       20,383         10,433
Other intangible assets.....................................       30,970          2,910
Deferred tax benefit........................................           --          2,192
Fixed assets................................................        5,459          2,482
Due from related party......................................        1,892            218
Other assets................................................        8,764          5,846
Current income tax receivable...............................        4,441             87
Segregated assets...........................................      602,800        409,660
                                                               ----------     ----------
  Total assets..............................................   $2,150,354     $1,168,518
                                                               ==========     ==========
LIABILITIES
Reserves for future policy benefits.........................   $  379,618     $  182,391
Interest sensitive contract liabilities.....................      718,815        310,755
Unit-linked contract liabilities............................       25,503             --
Borrowings..................................................       65,145             --
Accounts payable and accrued expenses.......................       17,332         18,867
Reinsurance payables........................................        4,258             --
Deferred tax liability......................................        5,601             --
Other liabilities...........................................           --          4,461
Segregated liabilities......................................      602,800        409,660
                                                               ----------     ----------
  Total liabilities.........................................    1,819,072        926,134
                                                               ----------     ----------
MINORITY INTEREST...........................................           --          2,820
                                                               ----------     ----------
SHAREHOLDERS' EQUITY
Share capital, par value $0.01 per share:
  Issued and fully paid: 20,144,956 ordinary shares
    (2000--15,614,240)
  (Excludes 3,062,200 shares held in Treasury;
    2000--2,962,200)........................................          201            156
Additional paid-in capital..................................      301,542        223,771
Accumulated other comprehensive loss --
  Unrealized depreciation on investments, net of tax........       (3,626)        (3,822)
Retained earnings...........................................       33,165         19,459
                                                               ----------     ----------
  Total shareholders' equity................................      331,282        239,564
                                                               ----------     ----------
  Total liabilities and shareholders' equity................   $2,150,354     $1,168,518
                                                               ==========     ==========

          See Accompanying Notes to Consolidated Financial Statements

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                       CONSOLIDATED STATEMENTS OF INCOME

    (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE DATA)

                                                       YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                    DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                                    -----------------   -----------------   -----------------
REVENUES
Premiums earned...................................      $   68,344          $   37,086          $       21
Fee income........................................           4,809               2,246               1,014
Investment income, net............................          51,692              44,793              24,068
Realized losses...................................          (5,376)               (191)             (2,638)
                                                        ----------          ----------          ----------
  Total revenues..................................         119,469              83,934              22,465
                                                        ----------          ----------          ----------
BENEFITS AND EXPENSES
Claims and other policy benefits..................          51,245              23,606               1,651
Interest credited to interest sensitive contract
  liabilities.....................................          17,578              17,390               5,549
Acquisition costs and other insurance expenses,
  net.............................................          22,752              17,152               1,979
Operating expenses................................           9,256               9,925               4,453
Interest expense..................................           1,405                  --                  --
                                                        ----------          ----------          ----------
  Total benefits and expenses.....................         102,236              68,073              13,632
                                                        ----------          ----------          ----------
Net income before income taxes and minority
  interest........................................          17,233              15,861               8,833
Income tax expense (benefit)......................              59                 (49)                (42)
                                                        ----------          ----------          ----------
Net income before minority interest...............          17,174              15,910               8,875
Minority interest.................................             (71)                (61)                 --
                                                        ----------          ----------          ----------
Income before cumulative effect of change in
  accounting principle............................          17,245              15,971               8,875
Cumulative effect of change in accounting
  principle.......................................            (406)                 --                  --
                                                        ----------          ----------          ----------
NET INCOME........................................      $   16,839          $   15,971          $    8,875
                                                        ==========          ==========          ==========
EARNINGS PER SHARE--BASIC
Income before cumulative effect of change in
  accounting principle............................      $     1.10          $     1.01          $     0.50
Cumulative effect of change in accounting
  principle.......................................           (0.02)                 --                  --
                                                        ----------          ----------          ----------
NET INCOME........................................      $     1.08          $     1.01          $     0.50
                                                        ==========          ==========          ==========
EARNINGS PER SHARE--DILUTED
Income before cumulative effect of change in
  accounting principle............................      $     1.04          $     1.00          $     0.50
Cumulative effect of change in accounting
  principle.......................................           (0.02)                 --                  --
                                                        ----------          ----------          ----------
NET INCOME........................................      $     1.02          $     1.00          $     0.50
                                                        ==========          ==========          ==========
Dividends per share...............................      $     0.20          $     0.20          $     0.15
                                                        ==========          ==========          ==========
Weighted average number of shares outstanding:
  Basic...........................................      15,646,106          15,849,657          17,919,683
                                                        ==========          ==========          ==========
  Diluted.........................................      16,485,338          15,960,542          17,919,683
                                                        ==========          ==========          ==========

          See Accompanying Notes to Consolidated Financial Statements

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                               -----------------   -----------------   -----------------
Net income...................................       $16,839             $15,971             $ 8,875
                                                    -------             -------             -------

Other comprehensive income (loss), net of tax
  Unrealized appreciation (depreciation) on
    investments..............................        (3,000)             11,674             (17,470)
Add: reclassification adjustment for losses
  included in net income.....................         3,196                 189               2,638
                                                    -------             -------             -------
Net unrealized appreciation (depreciation) on
  investments, net of income tax expense
  (benefit) of $(1,376), $349 and $nil.......           196              11,863             (14,832)
                                                    -------             -------             -------

Comprehensive income (loss)..................       $17,035             $27,834             $(5,957)
                                                    =======             =======             =======

          See Accompanying Notes to Consolidated Financial Statements

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR NUMBER OF SHARES)

                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                               -----------------   -----------------   -----------------
Ordinary shares:
  Beginning of period........................     15,614,240          16,046,740          18,568,440
  Repurchase of shares.......................       (100,000)           (432,500)         (2,529,700)
  Issuance to executive officers.............             --                  --               8,000
  Issuance to Pacific Life Insurance
    Company..................................      4,532,380                  --                  --
  Issuance to employees on exercise of
    options..................................         98,336                  --                  --
                                                  ----------          ----------          ----------
  End of period..............................     20,144,956          15,614,240          16,046,740
                                                  ==========          ==========          ==========
Share capital:
  Beginning of period........................     $      156          $      160          $      185
  Repurchase of shares.......................             (1)                 (4)                (25)
  Issuance to executive officers.............             --                  --                  --
  Issuance to Pacific Life Insurance
    Company..................................             45                  --                  --
  Issuance to employees on exercise of
    options..................................              1                  --                  --
                                                  ----------          ----------          ----------
  End of period..............................            201                 156                 160
                                                  ----------          ----------          ----------
Additional paid in capital:
  Beginning of period........................        223,771             227,535             252,292
  Repurchase of shares.......................         (1,483)             (3,793)            (24,974)
  Issuance to executive officers.............             --                  --                  88
  Issuance to Pacific Life Insurance
    Company..................................         77,955                  --                  --
  Issuance to employees on exercise of
    options..................................          1,299                  --                  --
  Issuance of equity options.................             --                  29                 129
                                                  ----------          ----------          ----------
  End of period..............................        301,542             223,771             227,535
                                                  ----------          ----------          ----------
Accumulated other comprehensive loss:
  Beginning of period........................         (3,822)            (15,685)               (853)
  Unrealized appreciation (depreciation) on
    investments..............................            196              11,863             (14,832)
                                                  ----------          ----------          ----------
  End of period..............................         (3,626)             (3,822)            (15,685)
                                                  ----------          ----------          ----------
Retained earnings:
  Beginning of period........................         19,459               6,651                 436
  Net income.................................         16,839              15,971               8,875
  Dividends paid.............................         (3,133)             (3,163)             (2,660)
                                                  ----------          ----------          ----------
  End of period..............................         33,165              19,459               6,651
                                                  ----------          ----------          ----------
Total shareholders' equity...................     $  331,282          $  239,564          $  218,661
                                                  ==========          ==========          ==========

          See Accompanying Notes to Consolidated Financial Statements

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                             YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                          DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                                          -----------------   -----------------   -----------------
OPERATING ACTIVITIES
Income before cumulative effect of change in accounting
  principle.............................................      $ 17,245            $ 15,971            $  8,875
Items not affecting cash:
  Net realized losses...................................         5,376                 191               2,638
  Net realized losses on modified coinsurance
    accounts............................................        (2,905)                 --                  --
  Amortization of investments...........................        (1,484)               (604)                626
  Non cash salaries and professional fees...............            --                  29                 129
  Minority interest.....................................           (71)                (61)                 --
  Depreciation..........................................           858                 456                  95
  Amortization of deferred acquisition costs............        11,117              10,873                 165
  Amortization of present value of in-force business....           206                  67                  --
  Amortization of other intangible assets...............            23                 184                  --
  Interest credited to interest sensitive contract
    liabilities.........................................        17,578              17,390               5,549
  Changes in assets and liabilities:
    Accrued interest....................................           (19)             (1,156)             (2,671)
    Risk fees...........................................          (475)               (100)               (861)
    Reinsurance.........................................       (27,806)            (20,319)               (298)
    Deferred acquisition costs..........................       (94,092)            (39,875)             (2,085)
    Deferred tax benefit................................        (1,293)               (324)             (2,218)
    Due from related party..............................           218                (257)               (327)
    Other assets........................................        (3,757)             (5,106)               (468)
    Current income tax receivable.......................         1,351                 110                (197)
    Reserve for future policy benefits..................       131,627              85,038              97,353
    Accounts payable and accrued expenses...............        (9,388)             14,520               2,388
                                                              --------            --------            --------
  Net cash provided by operating activities.............        44,309              77,027             108,693
                                                              --------            --------            --------
INVESTING ACTIVITIES
Purchase of securities..................................      (309,373)           (148,384)           (768,058)
Proceeds from sales of investments......................       297,337              69,172             347,383
Proceeds from maturity of investments...................        86,135              57,702              34,292
Purchase of other investments...........................       (10,108)                 --                  --
Other assets & liabilities..............................        (7,045)              4,572               2,951
Funds withheld at interest..............................      (516,190)            (46,256)                 --
Policy loans............................................          (360)                 95                (536)
Purchase of present value of in-force business..........            --                 120             (10,620)
Purchase of intangible assets...........................         2,518              (2,895)               (200)
Minority interest on purchase of subsidiary.............        (2,749)              2,881                  --
Cash acquired on purchase of subsidiary.................        13,786                  --                  --
Due to related party on purchase of subsidiary..........            --             (11,562)             11,601
Proceeds from sales of fixed assets.....................           117                  --                  --
Purchase of fixed assets................................        (3,870)             (1,988)             (1,121)
                                                              --------            --------            --------
  Net cash used in investing activities.................      (449,802)            (76,543)           (384,308)
                                                              --------            --------            --------
FINANCING ACTIVITIES
Deposits to interest sensitive contract liabilities.....       603,114              57,991             283,304
Withdrawals from interest sensitive contract
  liabilities...........................................      (212,631)            (32,752)            (20,727)
Borrowings..............................................        65,145                  --                  --
Issuance of ordinary shares.............................         1,299                  --                  88
Net cost of repurchase of ordinary shares...............        (1,483)             (3,797)            (25,000)
Dividends paid..........................................        (3,133)             (3,163)             (2,660)
                                                              --------            --------            --------
  Net cash provided by financing activities.............       452,311              18,279             235,005
                                                              --------            --------            --------
Net change in cash and cash equivalents.................        46,818              18,763             (40,610)
Cash and cash equivalents, beginning of period..........        47,763              29,000              69,610
                                                              --------            --------            --------
Cash and cash equivalents, end of period................      $ 94,581            $ 47,763            $ 29,000
                                                              ========            ========            ========

          See Accompanying Notes to Consolidated Financial Statements

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 2001

1. ORGANIZATION, BUSINESS AND BASIS OF PRESENTATION

ORGANIZATION

    Scottish Annuity & Life Holdings, Ltd. is a holding company organized under the laws of the Cayman Islands with its principal executive office in Bermuda. We are a reinsurer of life insurance, annuities and annuity-type products. These products are written by life insurance companies and other financial institutions located principally in the United States, as well as around the world. We refer to this portion of our business as life reinsurance. To a lesser extent, we directly issue variable life insurance and variable annuities and similar products to high net worth individuals and families for insurance, investment and estate planning purposes. We refer to this portion of our business as wealth management. We have operating companies in Bermuda, the Cayman Islands, Ireland, the United Kingdom and the United States.

BUSINESS

LIFE REINSURANCE

    In our life reinsurance business, we provide solutions to insurance companies seeking reinsurance of life insurance, annuities and annuity-type products. We reinsure lines of business that may be subject to significant reserve or capital requirements by regulatory and rating agencies.

    We assume risks associated with primary life insurance policies and annuities, both in force and new business. We reinsure: (i) mortality,
(ii) investment, (iii) persistency, and (iv) expense risks. Scottish Re
(U.S.), Inc. originates reinsurance business predominantly by marketing its products and services directly to U.S. life insurance and reinsurance companies. Scottish Annuity & Life Insurance Company (Cayman) Ltd. originates reinsurance business predominantly through reinsurance brokers and intermediaries.

WEALTH MANAGEMENT

    In our wealth management business, we directly issue variable life insurance and variable annuities and similar products to high net worth individuals and families, for insurance, investment and estate planning purposes. For us, high net worth generally means individuals and families with a liquid net worth in excess of $10 million. Variable life insurance and variable annuities have a cash value component that is placed in a separate account and invested by us on behalf of the policyholder with a money manager. Through our Bermuda and Cayman Islands insurance companies, we have the flexibility to offer products that permit the use of private independent money managers to manage the separate accounts. The money managers can utilize investment strategies not typically available in variable insurance products issued to the general public.

BASIS OF PRESENTATION

    ACCOUNTING PRINCIPLES--Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and all amounts are reported in thousands of United States dollars (except per share amounts).

    CONSOLIDATION--We consolidate the results of all our subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. Prior period amounts have been reclassified to conform to the current year presentation. The acquisition of World-Wide Holdings is reflected in our consolidated balance sheet at December 31, 2001. No impact from the World-Wide Holdings acquisition has been reflected in our consolidated statements of income as the transaction was completed at the close of business on the last day of the year.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

1. ORGANIZATION, BUSINESS AND BASIS OF PRESENTATION (CONTINUED)
    ESTIMATES, RISKS AND UNCERTAINTIES--The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Our most significant assumptions are for assumed reinsurance liabilities and deferred acquisition costs. We review and revise these estimates as appropriate. Any adjustments made to these estimates are reflected in the period the estimates are revised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following are the significant accounting policies adopted by the
Company:

    A. Fixed maturity investments

    Fixed maturities are classified as available for sale, and accordingly, we carry these investments at fair values on our consolidated balance sheets. The fair value of fixed maturities is calculated using quoted market prices. The cost of fixed maturities is adjusted for prepayments and the amortization of premiums and discounts. The unrealized appreciation (depreciation) is the difference between fair value and amortized cost and is recorded directly to equity with no impact to net income. The change in unrealized appreciation (depreciation) is included in accumulated other comprehensive loss--unrealized depreciation on investments in shareholders' equity. Investment transactions are recorded on the trade date with balances pending settlement reflected in the balance sheet as a component of other assets or other liabilities. Interest is recorded on the accrual basis.

    Short-term investments are carried at cost, which approximates fair value.

    Realized gains (losses) on securities are determined on a specific identification method. We track the cost of each security purchased so that we are able to identify and record a gain or loss when it is subsequently sold. In addition, declines in fair value that are determined to be other than temporary are included in realized gains (losses) in the consolidated statements of income.

    EITF Issue No. 99-20 ("EITF 99-20"), "RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON PURCHASED AND RETAINED BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS," applies to all securities, purchased or retained, which represent beneficial interests in securitized assets, unless they meet certain exception criteria. Such securities include many collateralized mortgage, bond, debt and loan obligations (CMO, CBO, CDO, and CLO), mortgage-backed securities and asset-backed securities. EITF 99-20 significantly changes the method of assessing "other than temporary impairments" and for recognizing interest income. A decline in fair value below the "amortized cost" basis is considered to be an other than temporary impairment whenever there is an adverse change in the amount or timing of cash flows to be received, regardless of the resulting yield, unless the decrease is solely a result of changes in market interest rates. Interest income is based on prospective estimates of future cash flows. EITF 99-20 is effective for fiscal quarters beginning after March 15, 2001. We reviewed all applicable securities held at June 30, 2001 and identified a required write down in the amount of $406,000. This is shown in the consolidated statements of income as a cumulative effect of change in accounting principle.

    B. Investment in unit-linked securities

    Unit-linked securities are comprised of investments in a unit trust denominated in British pounds. These investments were acquired as part of the purchase of World-Wide Holdings on December 31, 2001 and are recorded at quoted market value. Future investment income and changes in market value will be recorded as revenue. The investment results of the unit-linked securities are generally passed on to the policyholder (See Note 2N).

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    C. Cash and cash equivalents

    Cash and cash equivalents include fixed deposits with an original maturity, when purchased, of three months or less. Cash and cash equivalents are recorded at face value, which approximates fair value.

    D. Other investments

    Other investments are made up of an investment in a fund of funds that is carried at fair value of $5.1 million and a surplus note purchased from a U.S. life insurance company in connection with a reinsurance transaction that we entered into in the second quarter of 2001. The surplus note pays interest to us at an annual rate of 11%, matures on May 16, 2016 and is carried at cost of $5.0 million.

    E. Funds withheld at interest

    Funds withheld at interest are funds held by ceding companies under modified coinsurance agreements whereby we receive the interest income earned on the funds. The balance of funds held represents the statutory reserves of the ceding companies.

    F. Revenue recognition

    (i) Reinsurance premiums from traditional life policies and annuity policies with life contingencies are generally recognized as revenue when due from policyholders. Traditional life policies include those contracts with fixed and guaranteed premiums and benefits, and consist principally of whole life and term insurance policies. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This is achieved by means of the provision for liabilities for future policy benefits and deferral and subsequent amortization of policy acquisition costs.

       From time to time we acquire blocks of in-force business and account for these transactions as purchases. Results of operations only include the revenues and expenses from the respective dates of acquisition of these blocks of in-force business. The initial transfer of assets and liabilities is recorded on the balance sheet.

       Reinsurance assumed on annuity business does not generate premium insurance but generates investment income over time on the assets we receive from ceding companies.

    (ii) Fee income is earned as follows:

       a) Wealth management, separate account transactions: A one-time set-up fee is charged upon receipt of the initial payment, a fixed annual administration fee is collected quarterly and mortality, expense and distribution risk fees are charged quarterly based on total assets in each contract holder's separate account. When a variable life insurance policy is issued, a cost of insurance fee is charged quarterly based on the amount necessary to cover the death benefit. In addition, a contract holder may be charged a fee upon a partial or total surrender of the policy.

       b) Reinsurance: Revenue received on financial reinsurance treaties that do not qualify under risk transfer rules for reinsurance accounting.

   (iii) Investment income is reported on an accrual basis after deducting the related investment manager's fees.

    (iv) Realized capital gains and losses include gains and losses on the sale of investments available for sale and fixed assets.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    G. Deferred acquisition costs

    Costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Such costs include commissions and allowances as well as certain costs of policy issuance and underwriting. We perform periodic tests to determine that the cost of business acquired remains recoverable, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

    Deferred acquisition costs related to traditional life insurance contracts, substantially all of which relate to long-duration contracts, are amortized over the premium-paying period of the related policies in proportion to the ratio of individual period premium revenues to total anticipated premium revenues over the life of the policy. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

    Deferred acquisition costs related to interest-sensitive life and investment-type policies are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment income, and expense margins.

    The development of and amortization of deferred acquisition costs for our products requires management to make estimates and assumptions. Actual results could differ materially from those estimates. Management monitors actual experience, and should circumstances warrant, will revise its assumptions and the related estimates.

    H. Amounts recoverable from reinsurers

    Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. We evaluate the financial condition of our reinsurers to minimize our exposure to losses from reinsurer insolvencies. At December 31, 2001, benefits recoverable of $19.2 million were ceded to reinsurers by World-Wide Reassurance.

    I. Present value of in-force business

    The present value of the in-force business is established upon the acquisition of a company and will be amortized over the expected life of the business as determined at acquisition. The amortization each year will be a function of the gross profits or revenues each year in relation to the total gross profits or revenues expected over the life of the business, discounted at the assumed net credit rate.

    J. Amortization of intangible assets

    Intangible assets consist of goodwill that is established upon the acquisition of a subsidiary. Goodwill is calculated as the difference between the price paid and the value of individual assets and liabilities on the date of acquisition. Goodwill is amortized on a straight-line basis over its estimated useful life and is reviewed periodically for impairment. Estimated useful lives were considered for 2001 to be approximately 10 years. As of January 1, 2002, we are not required to amortize intangible assets but instead perform a regular, periodic review for impairment.

    K. Fixed assets and leasehold improvements

    Fixed assets and leasehold improvements are recorded at cost and are depreciated over their estimated useful lives ranging between 1 and 5 years on a straight-line basis. Accumulated depreciation at December 31, 2001 including amounts acquired from World-Wide Holdings of $0.4 million amounted to $1.8 million (2000--$0.5 million).

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    L. Reserves for future policy benefits

    The development of policy reserves for our products requires management to make estimates and assumptions regarding mortality, lapse, expense and investment experience. Interest rate assumptions for individual life reinsurance reserves range from 2.5 to 7.0%. The interest assumptions for immediate and deferred annuities range from 4.0 to 6.5%.

    These estimates are based primarily on historical experience and information provided by ceding companies. Actual results could differ materially from those estimates. Management monitors actual experience, and where circumstances warrant, revises the assumptions and the related reserve estimates.

    For traditional life policies, future benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on anticipated experience, which, together with interest and expense assumptions, provide a margin for adverse deviation. If the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future benefits and expenses for that product, deferred acquisition costs will be written off and thereafter, if required, a premium deficiency reserve will be established by a charge to income.

    M. Interest sensitive contract liabilities

    The liabilities for interest sensitive contract liabilities equal the accumulated account values of the policies or contracts as of the valuation date and include funds received plus interest credited less funds withdrawn and interest paid. Benefit liabilities for fixed annuities during the accumulation period equal their account values; after annuitization, they equal the discounted present value of expected future payments.

    N. Unit-linked contract liabilities

    Unit-linked contract liabilities assumed by World-Wide Reassurance are recorded at account value and represent contracts in which the investment results attained are generally passed through to the policyholder. The investment results are capital gains and losses, net of tax. Amounts are credited to these products based on the underlying investment results of the unit-linked securities in Note 2B.

    O. Borrowings

    We have in place a credit facility with a U.S. bank that provides a combination of borrowings and letters of credit totaling $70 million. Under the agreement, we may borrow at a rate of 40 basis points over LIBOR. The agreement expires April 30, 2002, but is renewable with the agreement of both parties. At December 31, 2001 borrowings totaled $40 million under this credit facility. We also have borrowings of $25.1 million in connection with a reverse repurchase agreement with a major broker/dealer. Under this reverse repurchase agreement, we sold agency mortgage-backed securities with the agreement to repurchase them at a fixed price, providing the dealer with a spread that equates to an effective borrowing cost linked to one-month LIBOR. This agreement is renewable monthly at the discretion of the broker/ dealer. The interest rates on these borrowings float with LIBOR. Both arrangements are renewed monthly at the current LIBOR rate. At December 31, 2001 the one-month LIBOR applicable to borrowings was 1.87%.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    P. Income taxes

    Income tax liability and deferred tax assets are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. In accordance with this statement we record deferred income taxes that reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is applied to deferred tax assets where the recoverability is uncertain.

    Q. Stock-based compensation

    We apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for stock option plans. We do not recognize compensation cost because our options are issued with an exercise price equal to the market price of the stock on the date of issue. Note 13 contains a summary of the pro forma effects to reported net income and earnings per share for 2001, 2000 and 1999 had we elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123.

    R. Earnings per share

    In accordance with SFAS No. 128, basic earnings per share is calculated based on weighted average ordinary shares outstanding and excludes any dilutive effects of options and warrants. Diluted earnings per share assume the exercise of all dilutive stock options and warrants using the treasury stock method.

    S. Segregated assets

    Separate account investments are in respect of wealth management clients and include the net asset values of the underlying funds plus separate cash and cash equivalent balances less separate account fees payable to us. The funds in the separate accounts are not part of our general funds and are not available to meet our general obligations. The assets and liabilities of these transactions move in tandem. The client bears the investment risk on the account and we receive an asset-based fee for providing this service that is recorded as fee income. Included in these accounts are three total return swap transactions totaling approximately $99.7 million on behalf of wealth management clients.

    T. Segregated liabilities

    Separate account liabilities include amounts set aside to pay the deferred variable annuities and the cash values associated with life insurance policies. These balances consist of the initial premiums paid after consideration of the net investment gains/losses attributable to each separate account, less fees and withdrawals. These liabilities also include amounts in respect of three total return swap transactions totaling approximately $99.7 million.

    U. Fair value of financial instruments

    The fair value of assets and liabilities included on the consolidated balance sheets which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximate the carrying amount presented in the consolidated financial statements.

    V. Accounting pronouncements

    In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the non-amortization provisions is expected to result in an increase in net income of approximately $45,000 for fiscal 2002. During fiscal 2002, we will perform the first of the required impairment tests of goodwill and have not yet determined what the effect of these tests will be on our earnings and financial position.

3. BUSINESS ACQUISITIONS

    On December 31, 2001, we completed the purchase of World-Wide Holdings and its wholly owned subsidiary World-Wide Reassurance. We issued 4,532,380 ordinary shares with a value of $78.0 million to Pacific Life in exchange for all of the outstanding shares of World-Wide Holdings. The excess of the purchase price over net assets acquired was $30.6 million which is recorded as goodwill and included in other intangible assets on the balance sheet at December 31, 2001.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

3. BUSINESS ACQUISITIONS (CONTINUED)

    Pro forma information related to our acquisition of World-Wide Holdings is prepared for the years ended 2001 and 2000, and illustrates the effects of the acquisition as if it had occurred at the beginning of the periods presented.

                                        YEAR ENDED DECEMBER 31, 2001                   YEAR ENDED DECEMBER 31, 2000
                                --------------------------------------------   --------------------------------------------
                                SCOTTISH ANNUITY &    WORLD-WIDE    COMBINED   SCOTTISH ANNUITY &    WORLD-WIDE    COMBINED
                                LIFE HOLDINGS, LTD.   HOLDINGS(1)     (2)      LIFE HOLDINGS, LTD.   HOLDINGS(1)     (2)
                                -------------------   -----------   --------   -------------------   -----------   --------
Revenues......................       $119,469           $36,699     $155,258         $83,934           $37,674     $120,698
                                     ========           =======     ========         =======           =======     ========
Income before cumulative
  effect of change in
  accounting principle........       $ 17,245           $ 2,702     $19,310          $15,971           $ 4,503     $ 19,837
Cumulative effect of change in
  accounting principle........           (406)               --        (406)              --                --           --
                                     --------           -------     --------         -------           -------     --------
Net income....................       $ 16,839           $ 2,702     $18,904          $15,971           $ 4,503     $ 19,837
                                     ========           =======     ========         =======           =======     ========
Earnings per share(3)
Basic
  Income before cumulative
    effect of change in
    accounting principle......       $   1.10                       $  0.96          $  1.01                       $   0.97
  Cumulative effect of change
    in accounting principle...          (0.02)                        (0.02)              --                             --
                                     --------                       --------         -------                       --------
  Net income..................       $   1.08                       $  0.94          $  1.01                       $   0.97
                                     ========                       ========         =======                       ========
Diluted
  Income before cumulative
    effect of change in
    accounting principle......       $   1.04                       $  0.92          $  1.00                       $   0.97
  Cumulative effect of change
    in accounting principle...          (0.02)                        (0.02)              --                             --
                                     --------                       --------         -------                       --------
  Net income..................       $   1.02                       $  0.90          $  1.00                       $   0.97
                                     ========                       ========         =======                       ========

--------------------------

(1) World-Wide Holdings results are for the year ended September 30, 2001 and 2000.

(2) Combined amounts include pro forma adjustments.

(3) Combined amounts are calculated using historical weighted average number of shares plus 4,532,380 ordinary shares issued to acquire World-Wide Holdings.

    We now have a 100% holding in Scottish Annuity & Life Holdings (Bermuda) Limited (formerly Scottish Crown Group (Bermuda) Ltd.). In July 2001, we acquired the remaining 49.99% of Scottish Annuity & Life Holdings (Bermuda) Limited that we did not own for nominal consideration. Prior to July 2001, our holding in Scottish Annuity & Life Holdings (Bermuda) Limited was 50.01%.

    On December 31, 1999, we entered into an agreement with Scottish
Holdings, Ltd. to purchase all the outstanding shares of The Scottish Annuity Company (Cayman) Ltd. for $11.6 million. The Scottish Annuity Company (Cayman) Ltd. operates as a life insurance company and engages in writing deferred

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

3. BUSINESS ACQUISITIONS (CONTINUED)
variable annuities with a fixed annuity option with persons who are not resident in the Cayman Islands. It does not provide any investment management or advisory services.

    Scottish Holdings (U.S.), Inc., a wholly owned subsidiary, was formed on August 18, 1999 for the sole purpose of the purchase of Scottish Re
(U.S.), Inc. (formerly Harbourton Reassurance, Inc.) for a purchase price of $25.2 million. This transaction was effective on September 30, 1999 and provides us with a United States platform to write reinsurance business. Scottish Re (U.S.), Inc. is licensed, accredited, approved or authorized to write reinsurance in 46 states and the District of Columbia.

    The acquisitions described above were accounted for by the purchase method of accounting. In accordance with APB Opinion No. 16, "Business Combinations," the accompanying consolidated statements of income do not include any revenues or expenses related to these acquisitions prior to the respective closing dates.

4. BUSINESS SEGMENTS

    We report segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Our main lines of business are life reinsurance and wealth management.

    The segment reporting for the lines of business is as follows:

                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                               -----------------   -----------------   -----------------
REVENUES
Life reinsurance.............................     $  108,187          $   72,274           $ 10,951
Wealth management............................          3,191               2,195              1,014
Other........................................          8,091               9,465             10,500
                                                  ----------          ----------           --------
Total........................................     $  119,469          $   83,934           $ 22,465
                                                  ==========          ==========           ========
NET INCOME BEFORE INCOME TAXES AND MINORITY
  INTEREST
Life reinsurance.............................     $   14,256          $    8,252           $     44
Wealth management............................          1,306                 594                124
Other........................................          1,671               7,015              8,665
                                                  ----------          ----------           --------
Total........................................     $   17,233          $   15,861           $  8,833
                                                  ==========          ==========           ========

                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
ASSETS                                         -----------------   -----------------   -----------------
Life reinsurance(1)..........................     $1,439,156          $  626,404           $428,112
Wealth management............................        632,835             431,670            268,165
Other........................................         78,363             110,444            160,357
                                                  ----------          ----------           --------
Total........................................     $2,150,354          $1,168,518           $856,634
                                                  ==========          ==========           ========

------------------------

(1) Includes $185.6 million due to the acquisition of World-Wide Holdings on December 31, 2001.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

5. FOREIGN SALES AND OPERATIONS

    Our operations include Bermuda, the Cayman Islands, Ireland and the United States.

    Financial information relating to geographic areas:

                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                               -----------------   -----------------   -----------------
REVENUES
U.S. business................................     $   91,020          $   44,590           $  1,448
Non-U.S. business............................         28,449              39,344             21,017
                                                  ----------          ----------           --------
Total........................................     $  119,469          $   83,934           $ 22,465
                                                  ==========          ==========           ========

6. EARNINGS PER ORDINARY SHARE

    The following table sets forth the computation of basic and diluted earnings per ordinary share:

                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                               -----------------   -----------------   -----------------
Numerator:
Net income...................................     $   16,839          $   15,971          $    8,875
                                                  ----------          ----------          ----------
Denominator:
Denominator for basic earnings per share--
  Weighted average number of shares
  outstanding................................     15,646,106          15,849,657          17,919,683
Effect of dilutive securities:
Stock options................................        660,387             110,885                  --
Warrants.....................................        178,845                  --                  --
                                                  ----------          ----------          ----------
Denominator for diluted earnings per share...     16,485,338          15,960,542          17,919,683
                                                  ----------          ----------          ----------
Basic earnings per ordinary share............     $     1.08          $     1.01          $     0.50
Diluted earnings per ordinary share..........     $     1.02          $     1.00          $     0.50

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

7. INVESTMENTS

    The amortized cost, gross unrealized appreciation and depreciation and estimated fair values of our fixed maturity investments are as follows:

                                                                    DECEMBER 31, 2001
                                                   ----------------------------------------------------
                                                                  GROSS          GROSS
                                                   AMORTIZED    UNREALIZED     UNREALIZED    ESTIMATED
EXCLUDING WORLD-WIDE HOLDINGS                        COST      APPRECIATION   DEPRECIATION   FAIR VALUE
-----------------------------                      ---------   ------------   ------------   ----------
U.S. Treasury securities and U.S. government
  agency obligations.............................  $ 10,459       $   15        $   (446)     $ 10,028
Corporate securities.............................   230,391        4,171          (4,377)      230,185
Municipal bonds..................................     1,000           --             (28)          972
Mortgage and asset backed securities.............   267,127        2,151          (6,138)      263,140
Debt securities issued by foreign governments....        --           --              --            --
                                                   --------       ------        --------      --------
                                                   $508,977       $6,337        $(10,989)     $504,325
                                                   ========       ======        ========      ========

    On December 31, 2001 we acquired all of the assets and liabilities of World-Wide Holdings, which included the following fixed maturity investments:

                                                                     DECEMBER 31, 2001
                                                    ----------------------------------------------------
                                                                   GROSS          GROSS
                                                    AMORTIZED    UNREALIZED     UNREALIZED    ESTIMATED
WORLD-WIDE HOLDINGS                                   COST      APPRECIATION   DEPRECIATION   FAIR VALUE
-------------------                                 ---------   ------------   ------------   ----------
U.S. Treasury securities and U.S. government
  agency obligations..............................   $    --        $ --           $ --        $    --
Corporate securities..............................    75,706          --             --         75,706
Municipal bonds...................................        --          --             --             --
Mortgage and asset backed securities..............        --          --             --             --
Debt securities issued by foreign governments.....     3,859          --             --          3,859
                                                     -------        ----           ----        -------
                                                     $79,565        $ --           $ --        $79,565
                                                     =======        ====           ====        =======

    Total fixed maturity investments at December 31, 2001 and 2000 are comprised of:

                                                                    DECEMBER 31, 2001
                                                   ----------------------------------------------------
                                                                  GROSS          GROSS
                                                   AMORTIZED    UNREALIZED     UNREALIZED    ESTIMATED
INCLUDING WORLD-WIDE HOLDINGS                        COST      APPRECIATION   DEPRECIATION   FAIR VALUE
-----------------------------                      ---------   ------------   ------------   ----------
U.S. Treasury securities and U.S. government
  agency obligations.............................  $ 10,459       $   15        $   (446)     $ 10,028
Corporate securities.............................   306,097        4,171          (4,377)      305,891
Municipal bonds..................................     1,000           --             (28)          972
Mortgage and asset backed securities.............   267,127        2,151          (6,138)      263,140
Debt securities issued by foreign governments....     3,859           --              --         3,859
                                                   --------       ------        --------      --------
                                                   $588,542       $6,337        $(10,989)     $583,890
                                                   ========       ======        ========      ========

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

7. INVESTMENTS (CONTINUED)

                                                                    DECEMBER 31, 2000
                                                   ----------------------------------------------------
                                                                  GROSS          GROSS
                                                   AMORTIZED    UNREALIZED     UNREALIZED    ESTIMATED
                                                     COST      APPRECIATION   DEPRECIATION   FAIR VALUE
                                                   ---------   ------------   ------------   ----------
U.S. Treasury securities and U.S. government
  agency obligations.............................  $ 15,997       $  182         $  (267)     $ 15,912
Corporate securities.............................   214,464        1,619          (5,723)      210,360
Mortgage and asset backed securities.............   354,032        2,397          (1,681)      354,748
                                                   --------       ------         -------      --------
                                                   $584,493       $4,198         $(7,671)     $581,020
                                                   ========       ======         =======      ========

    The contractual maturities of the fixed maturities are as follows (actual maturities may differ as a result of calls and prepayments):

                                                                    DECEMBER 31, 2001
                                                              ------------------------------
                                                              AMORTIZED           ESTIMATED
EXCLUDING WORLD-WIDE HOLDINGS                                   COST              FAIR VALUE
-----------------------------                                 ---------           ----------
Due in one year or less.....................................  $ 14,940             $ 14,929
Due in one year through five years..........................    72,658               73,330
Due in five years through ten years.........................   116,190              115,910
Due after ten years.........................................    38,062               37,016
                                                              --------             --------
                                                               241,850              241,185
Mortgage and asset backed securities........................   267,127              263,140
                                                              --------             --------
                                                              $508,977             $504,325
                                                              ========             ========

                                                                    DECEMBER 31, 2001
                                                              ------------------------------
                                                              AMORTIZED           ESTIMATED
WORLD-WIDE HOLDINGS                                             COST              FAIR VALUE
-------------------                                           ---------           ----------
Due in one year or less.....................................   $ 8,749             $ 8,749
Due in one year through five years..........................    49,605              49,605
Due in five years through ten years.........................    21,211              21,211
Due after ten years.........................................        --                  --
                                                               -------             -------
                                                                79,565              79,565
Mortgage and asset backed securities........................        --                  --
                                                               -------             -------
                                                               $79,565             $79,565
                                                               =======             =======

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

7. INVESTMENTS (CONTINUED)

                                                                    DECEMBER 31, 2001
                                                              ------------------------------
                                                              AMORTIZED           ESTIMATED
INLUDING WORLD-WIDE HOLDINGS                                    COST              FAIR VALUE
----------------------------                                  ---------           ----------
Due in one year or less.....................................  $ 23,689             $ 23,678
Due in one year through five years..........................   122,263              122,935
Due in five years through ten years.........................   137,401              137,121
Due after ten years.........................................    38,062               37,016
                                                              --------             --------
                                                               321,415              320,750
Mortgage and asset backed securities........................   267,127              263,140
                                                              --------             --------
                                                              $588,542             $583,890
                                                              ========             ========

    Gross realized gains and losses are as follows:

                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                               -----------------   -----------------   -----------------
Proceeds from sale of investments............      $297,337             $69,172            $347,383
                                                   ========             =======            ========
Gross realized gains.........................      $  5,160             $   404            $    765
Gross realized losses (1)....................       (10,558)               (608)             (3,403)
                                                   --------             -------            --------
Net realized losses..........................        (5,398)               (204)             (2,638)
Other gains and losses.......................            22                  13                  --
                                                   --------             -------            --------
Realized losses..............................      $ (5,376)            $  (191)           $ (2,638)
                                                   ========             =======            ========

------------------------

(1) Includes $4.0 million in respect of fixed maturity investments written down to estimated realizable values and $2.9 million in respect of modified coinsurance receivables written down due to estimated realizable values.

    At December 31, 2001 and 2000, the Company did not have a material concentration of investments in fixed income securities in a single issuer, industry or geographic location.

8. PRESENT VALUE OF IN-FORCE BUSINESS

    Total amortization of the present value of in-force business was $0.2 million for the year ended December 31, 2001, $0.1 million for the year ended December 31, 2000 and $nil for the period ended December 31, 1999. Based on the amortization method and expected gross profits or revenues, the

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

8. PRESENT VALUE OF IN-FORCE BUSINESS (CONTINUED) following table provides the percentage of the present value of in-force business that we expect to amortize in each year for the next 5 years:

                                                              PERCENT TO BE AMORTIZED
YEAR                                                                IN THE YEAR
----                                                          -----------------------
2002........................................................            3.41%
2003........................................................            5.13%
2004........................................................            7.18%
2005........................................................           11.75%
2006........................................................           17.26%

    Upon the acquisition of World-Wide Holdings on December 31, 2001 present value of in-force business was established in the amount of $10.2 million. Based on the amortization method and expected gross profits or revenues, the following table provides the percentage of the present value of in-force business that we expect to amortize in each year for the next 5 years:

                                                              PERCENT TO BE AMORTIZED
YEAR                                                                IN THE YEAR
----                                                          -----------------------
2002........................................................             22%
2003........................................................             11%
2004........................................................              9%
2005........................................................              8%
2006........................................................              7%

9. REINSURANCE TRANSACTIONS

    The following table summarizes the acquisitions of in-force reinsurance transactions completed by us during 2001 and 2000. These transactions are accounted for as purchases. Our results of operations include the effects of these purchases only from the respective acquisition dates.

                                                              DECEMBER 31, 2001   DECEMBER 31, 2000
                                                              -----------------   -----------------
Fair value of assets acquired...............................      $107,353             $79,496
Deferred acquisition costs..................................        11,000              10,250
                                                                  --------             -------
Total assets acquired.......................................      $118,353             $89,746
                                                                  ========             =======
Fair value of liabilities assumed...........................      $118,353             $89,746
                                                                  ========             =======

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

10. DEFERRED ACQUISITION COSTS

Movement in deferred acquisition costs is as follows:

                                                              DECEMBER 31, 2001   DECEMBER 31, 2000
                                                              -----------------   -----------------
Balance at beginning of year................................      $ 30,922             $ 1,920
Deferred acquisition costs on in-force reinsurance
  transactions purchased....................................        11,000              10,250
Expenses deferred...........................................        83,092              29,625
Amortization expense........................................       (11,116)            (10,873)
                                                                  --------             -------
Balance at end of year......................................      $113,898             $30,922
                                                                  ========             =======

11. DUE FROM RELATED PARTIES

    The amount due from related parties represents premiums less expense allowances and benefits due from Pacific Life to World-Wide Reassurance as of December 31, 2001.

12. SHAREHOLDERS' EQUITY

ORDINARY SHARES

    We are authorized to issue 100,000,000 ordinary shares of par value $0.01 each.

    Immediately after the initial public offering there were 18,568,440 ordinary shares in issue. In January 1999, we issued 8,000 shares as non-monetary compensation to an executive officer. On September 1, 1999, our Board of Directors authorized a share repurchase plan to repurchase up to $25.0 million of our outstanding ordinary shares. By November 2, 1999, 2,529,700 ordinary shares were repurchased for $25.0 million. As at December 31, 1999, 16,046,740 ordinary shares were outstanding.

    On April 6, 2000 our Board of Directors approved an additional plan to repurchase up to $20.0 million of outstanding ordinary shares. During the period May 31, 2000 to November 30, 2000 a total of 432,500 ordinary shares were repurchased for $3.8 million. As at December 31, 2000, 15,614,240 ordinary shares were outstanding.

    During 2001 we issued 98,336 ordinary shares to employees upon the exercise of stock options. In September 2001, 100,000 ordinary shares were repurchased for $1.5 million. On December 31, 2001 we issued 4,532,380 ordinary shares to Pacific Life to acquire World-Wide Holdings (See Note 3), resulting in 20,144,956 outstanding ordinary shares.

PREFERRED SHARES

    We are authorized to issue 50,000,000 preferred shares of par value $0.01 each. At the balance sheet dates there were no preferred shares issued or outstanding.

WARRANTS

    As at December 31, 2001 there are 2,850,000 Class A warrants and 200,000 Class B warrants outstanding, each class with an exercise price of $15.00. As at December 31, 2001 no Class A or Class B warrants have been exercised.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

12. SHAREHOLDERS' EQUITY (CONTINUED)

    In connection with our initial capitalization, we issued Class A warrants to purchase an aggregate of 1,550,000 ordinary shares to related parties. The aggregate consideration of $0.1 million paid for these warrants is reflected as additional paid-in capital. In connection with our initial public offering, we issued an aggregate of 1,300,000 Class A warrants. All Class A warrants are exercisable at $15.00 per ordinary share, in equal amounts over a three-year period commencing November 1999 and expire in November 2008.

    In connection with our initial public offering, we issued an aggregate of 200,000 Class B warrants for an aggregate purchase price of $0.3 million that is reflected as additional paid-in capital. Class B warrants are exercisable at $15.00 per ordinary share, in equal amounts over a three-year period commencing November 1999 and expire in November 2008.

13. STOCK OPTION PLANS

    We have four stock option plans (the "1998 Plan," the "1999 Plan," the "Harbourton Plan" and the "2001 Plan," collectively the "Plans") which allow us to grant non-statutory options, subject to certain restrictions, to certain eligible employees, non-employee directors, advisors and consultants. The minimum exercise price of the options will be equal to the fair market value, as defined in the Plans, of our ordinary shares at the date of grant. The term of the options is between seven and ten years from the date of grant. Unless otherwise provided in each option agreement, all options issued prior to December 31, 2001 become exercisable in three equal annual installments. Commencing January 1, 2002 all options granted will become exercisable in five equal installments commencing on the first anniversary of the grant date, except for annual grants of 2,000 to each director, which are fully exercisable on the date of grant. Total options authorized under the Plans are 3,750,000.

    Option activity under all Plans is as follows:

                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                               -----------------   -----------------   -----------------
Outstanding, beginning of year...............      2,320,436           2,287,434           1,070,000
Granted......................................        606,000             960,500           1,454,100
Exercised....................................        (98,336)                 --                  --
Cancelled....................................        (77,499)           (927,498)           (236,666)
                                                   ---------           ---------           ---------
Outstanding and exercisable, end of year.....      2,750,601           2,320,436           2,287,434
                                                   ---------           ---------           ---------
Weighted average exercise price per share:
Granted......................................      $ 14.4459           $  8.2774           $ 10.6766
Exercised....................................      $ 13.2154                  --                  --
Cancelled....................................      $ 10.6780           $ 12.3939           $ 15.0000
Outstanding and exercisable, end of year.....      $ 11.3092           $ 10.5498           $ 12.2517

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

13. STOCK OPTION PLANS (CONTINUED)
    Summary of options outstanding at December 31, 2001:

        YEAR
         OF             NUMBER OF           RANGE OF            WEIGHTED AVERAGE     NUMBER OF     WEIGHTED AVERAGE
        GRANT            SHARES          EXERCISE PRICES         EXERCISE PRICE    SHARES VESTED    EXERCISE PRICE
---------------------   ---------   -------------------------   ----------------   -------------   ----------------
 1998                     536,669                    $15.0000       $15.0000           536,669        $ 15.0000
1999........              790,266   $      8.0625 -- $15.0000       $9.74480           554,107        $ 10.0088
2000........              846,166   $      7.0000 -- $10.7500       $8.27730           284,504        $  8.2825
2001........              577,500   $      13.500 -- $18.7600       $14.4626            18,000        $ 14.5219
                        ---------   -------------------------       --------         ---------        ---------
                        2,750,601   $      7.0000 -- $18.7600       $11.3092         1,393,280        $ 11.6371
                        ---------   -------------------------       --------         ---------        ---------

        YEAR           WEIGHTED AVERAGE
         OF               REMAINING
        GRANT          CONTRACTUAL LIFE
---------------------  ----------------
 1998                     6.92 years
1999........              6.20 years
2000........              7.80 years
2001........              8.49 years
                          ----------
                          7.31 years
                          ----------

                                                    OPTION PLANS   OPTION PLANS NOT
                                                    APPROVED BY      APPROVED BY          TOTAL
                                                    SHAREHOLDERS     SHAREHOLDERS     OPTION PLANS
                                                    ------------   ----------------   -------------
Outstanding.......................................    1,413,269       1,337,332         2,750,601
Weighted average exercise price...................    $ 11.7778       $ 10.8141        $  11.3092
Available for future issuance(1)..................      763,397         137,666           901,063

------------------------

(1) Of this amount, 325,500 options were granted on January 1, 2002 to new directors and employees in respect of the acquisition of World-Wide Holdings.

    We have adopted the disclosure provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Since the exercise price of the stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if we accounted for the employee stock options under the fair value method of that Statement.

    The Black-Scholes and Binomial option-pricing models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period using the Black-Scholes model. Our pro forma information is as follows:

                                                     YEAR ENDED     YEAR ENDED      YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                                        2001           2000            1999
                                                    ------------   -------------   -------------
Net income -- as reported.........................    $  16,839      $  15,971      $    8,875
Net income -- pro forma...........................    $  13,846      $  14,398      $    6,702
Basic net income per share -- as reported.........    $    1.08      $    1.01      $     0.50
Basic net income per share -- pro forma...........    $    0.88      $    0.91      $     0.37
Diluted net income per share -- as reported.......    $    1.02      $    1.00      $     0.50
Diluted net income per share -- pro forma.........    $    0.84      $    0.90      $     0.37

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

13. STOCK OPTION PLANS (CONTINUED)
    The weighted average fair value of options granted in each year is as follows:

                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
                                               DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999
                                               -----------------   -----------------   -----------------
Discounted exercise price....................            --                  --                  --
Market price exercise price..................       $6.7825             $3.8874             $4.5754
Premium exercise price.......................            --                  --             $5.5735

    The fair value for the options was estimated at the date of grant using the Black--Scholes option-pricing model with the following assumptions:

                                                         2001              2000              1999
                                                    ---------------   ---------------   ---------------
Expected dividend yield...........................      1.00%             1.33%            2.44%
Risk free interest rate...........................   4.16%-5.20%       5.17%-6.46%         6.44%
Expected life of options..........................     7 years           7 years          7 years
Expected volatility...............................       0.4               0.4              0.7

    As of December 31, 2001, no options were outstanding in respect of non-employees (2000 - 66,667; 1999 - 66,667). We apply the fair value method of SFAS No. 123 in accounting for stock options granted to non-employees who provide services to us. The expenses recorded are $nil in 2001, $29,720 in 2000 and $128,984 in 1999.

14. TAXATION

    There is presently no taxation imposed on income or capital gains by the Governments of Bermuda and the Cayman Islands. Our Bermuda companies have been granted an exemption from taxation in Bermuda until 2016. If any taxation were to be enacted in the Cayman Islands, Scottish Annuity & Life Holdings, Ltd. and Scottish Annuity & Life Insurance Company (Cayman) Ltd. have been granted exemptions therefrom until 2018; and The Scottish Annuity Company (Cayman) Ltd. has been granted exemptions therefrom until 2014. These companies operate in a manner such that they will owe no United States tax other than premium excise taxes and withholding taxes on certain investment income.

    Undistributed earnings of our foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal withholding taxes has been provided thereon. Upon distribution of current or accumulated earnings and profits in the form of dividends or otherwise, we would be subject to U.S. withholding taxes at a 30% rate.

    At December 31, 2001, we had net operating loss carryforwards of approximately $27.6 million (2000--$15.8 million) for income tax purposes that expire in years 2012 through 2014. We also have capital loss carryforwards of approximately $1.0 million (2000--$3.8 million) for income tax purposes that expire in years 2002 through 2004. These carryforwards resulted primarily from our 1999 acquisition of Scottish Re (U.S.), Inc. and from current operations of Scottish Re (U.S.), Inc.

    The valuation allowance at December 31, 2000 is related to the tax benefit of the realized capital loss carryforwards in Scottish Re (U.S.), Inc.

    The change in valuation allowance on capital loss carryforwards related to the purchase of Scottish Re (U.S.), Inc. is due to management's ability to implement certain tax planning strategies to preserve the tax benefit of the losses. A portion is recorded as part of the income tax benefit ($0.6 million in 2001; $0.4 million in 2000) and a portion is recorded as a reduction in intangibles on the balance sheet ($0.3 million in 2000).

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

14. TAXATION (CONTINUED)

    Significant components of our deferred tax assets and liabilities are as follows:

                                                              DECEMBER 31, 2001   DECEMBER 31, 2000
                                                              -----------------   -----------------
Deferred tax assets:
  Net operating losses......................................      $  9,395             $ 5,373
  Capital losses............................................           355               1,283
  Alternative minimum tax credits...........................            20                  20
  Unrealized depreciation on investments....................         1,026                  --
  Reserves for future policy benefits.......................            --                 366
  Pension liability.........................................            86                  --
  Foreign currency adjustments..............................           621                  --
  Negative proxy deferred acquisition costs.................         1,084               1,145
  Other.....................................................         2,826                  --
                                                                  --------             -------
Total deferred tax assets...................................        15,413               8,187
Valuation allowance.........................................            --                (552)
                                                                  --------             -------
Deferred tax assets net of valuation allowance..............        15,413               7,635
                                                                  --------             -------
Deferred tax liabilities:
  Unrealized appreciation on investments....................            --                (350)
  Undistributed earnings of U.K. subsidiaries...............        (4,045)                 --
  Deferred acquisition costs................................        (7,018)             (4,980)
  Accrued market discount...................................            --                 (77)
  Reserves for future policy benefits.......................        (9,805)                 --
  Other.....................................................          (146)                (36)
                                                                  --------             -------
Total deferred tax liabilities..............................       (21,014)             (5,443)
                                                                  --------             -------
Net deferred tax (liability) asset..........................      $ (5,601)            $ 2,192
                                                                  ========             =======

    For the years ended December 31, 2001 and 2000 we have income tax expense (benefit) from operations as follows:

                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2001   DECEMBER 31, 2000
                                                              -----------------   -----------------
Current tax benefit.........................................       $ 1,351              $ --
Deferred tax benefit........................................        (1,292)              (49)
                                                                   -------              ----
Total tax expense (benefit).................................       $    59              $(49)
                                                                   =======              ====

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

14. TAXATION (CONTINUED)
    Income tax expense (benefit) attributable to continuing operations differ from the amount of income tax expense (benefit) that would result from applying the federal statutory rates to pretax income from operating due to the following:

                                                                  YEAR ENDED           YEAR ENDED
                                                              DECEMBER 31, 2001    DECEMBER 31, 2000
                                                              ------------------   ------------------
Pretax GAAP income at 34%...................................        $ 5,859              $ 5,393
Income not subject to tax at 34%............................         (6,615)              (4,872)
Foreign taxes...............................................          1,265                   --
Negative DAC................................................             61                 (150)
Change in valuation allowance...............................           (552)                (432)
Other.......................................................             41                   12
                                                                    -------              -------
Tax benefit.................................................        $    59              $   (49)
                                                                    =======              =======

15. STATUTORY REQUIREMENTS AND DIVIDEND RESTRICTIONS

    Our Bermuda insurance companies are required to maintain a minimum capital of $0.25 million.

    Under The Insurance Law of the Cayman Islands, Scottish Annuity & Life Insurance Company (Cayman) Ltd. and The Scottish Annuity Company (Cayman) Ltd. must each maintain a minimum net capital worth of $0.24 million.

    Our ability to pay dividends depends significantly on the ability of Scottish Annuity & Life Insurance Company (Cayman) Ltd. and The Scottish Annuity Company (Cayman) Ltd. to pay dividends to Scottish Holdings. While we are not subject to any significant legal prohibitions on the payment of dividends, Scottish Annuity & Life Insurance Company (Cayman) Ltd. and The Scottish Annuity Company (Cayman) Ltd. are subject to the Cayman Islands regulatory constraints, which affect their ability to pay dividends. Scottish Annuity & Life Insurance Company (Cayman) Ltd. and The Scottish Annuity Company (Cayman) Ltd. are prohibited from declaring or paying a dividend if such payment would reduce their net capital worth below $0.24 million.

    The maximum amount of dividends that can be paid by Scottish Re
(U.S.), Inc. (a Delaware domiciled insurance company) without prior approval of the Insurance Commissioner is subject to restrictions relating to statutory surplus and operating earnings. The maximum dividend payment that may be made without prior approval is limited to the greater of the net gain from operations for the preceding year or 10% of statutory capital and surplus as of December 31 of the preceding year. The statutory surplus of Scottish Re
(U.S.), Inc. at December 31, 2001 was $35.8 million (2000--$33.7 million). The maximum dividend that could be paid in 2002 without prior approval is $3.6 million (2001--$3.4 million). Scottish Re (U.S.), Inc.'s net assets which are restricted by the above are $81.1 million (2000--$55.7 million).

    The NAIC prescribes risk-based capital ("RBC") requirements for U.S. domiciled life and health insurance companies. As of December 31, 2001 and 2000, Scottish Re (U.S.), Inc. exceeded all minimum RBC requirements.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                               DECEMBER 31, 2001

15. STATUTORY REQUIREMENTS AND DIVIDEND RESTRICTIONS (CONTINUED)
    In connection with the Insurance Companies Act 1982 of the United Kingdom, World-Wide Reassurance is required to maintain statutory minimum net capital of $14.9 million at September 30, 2001. World-Wide Reassurance had statutory capital of $44.2 million at September 30, 2001.

16. CONTINGENCIES

    In the normal course of our business, we and our subsidiaries are occasionally involved in litigation. The ultimate disposition of such litigation is not expected to have a material adverse effect on our financial condition, liquidity or results of operations.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

    Quarterly financial data for the year ended December 31, 2001 is as follows:

                                                                     QUARTER ENDED
                                                    ------------------------------------------------
                                                    DECEMBER 31   SEPTEMBER 30   JUNE 30    MARCH 31
                                                    -----------   ------------   --------   --------
Total revenue.....................................    $41,798        $32,503     $23,164    $22,004
Income before income taxes and minority
  interest........................................      2,995          6,358       4,177      3,704
Cumulative effect of change in accounting
  principle.......................................         --             --        (406)        --
Net income........................................      3,703          5,534       3,888      3,714
Basic EPS.........................................    $  0.24        $  0.35     $  0.25    $  0.24
Diluted EPS.......................................    $  0.22        $  0.33     $  0.24    $  0.23

    Quarterly financial data for the year ended December 31, 2000 is as follows:

                                                                     QUARTER ENDED
                                                    ------------------------------------------------
                                                    DECEMBER 31   SEPTEMBER 30   JUNE 30    MARCH 31
                                                    -----------   ------------   --------   --------
Total revenue.....................................    $39,694        $18,680     $15,441    $10,119
Income before income taxes and minority
  interest........................................      7,380          4,440       1,951      2,090
Net income........................................      7,033          4,527       2,380      2,031
Basic EPS.........................................    $  0.45        $  0.29     $  0.15    $  0.13
Diluted EPS.......................................    $  0.44        $  0.28     $  0.15    $  0.13

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholder
World-Wide Holdings Limited

    We have audited the accompanying consolidated balance sheets of World-Wide Holdings Limited as of September 30, 2001 and 2000, and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of World-Wide Holdings Limited at September 30, 2001 and 2000 and the consolidated results of its operations and its consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

London, England
February 26, 2002

                          WORLD-WIDE HOLDINGS LIMITED

                          CONSOLIDATED BALANCE SHEETS

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
ASSETS
Investments:
  Fixed maturity securities available for sale at fair
    value...................................................  $ 85,930   $ 79,027
  Trading equity securities at fair value...................    19,695     26,035
Cash and cash equivalents...................................    15,287     13,927
                                                              --------   --------
TOTAL INVESTMENTS...........................................   120,912    118,989
Accrued investment income...................................     3,132      2,541
Reinsurance receivables.....................................    32,997     61,792
Deferred acquisition costs..................................     6,663      7,465
Other assets................................................     8,893      6,285
                                                              --------   --------
TOTAL ASSETS................................................  $172,597   $197,072
                                                              ========   ========

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Reserves for future policy benefits.......................  $ 66,750   $ 55,061
  Investment-type products..................................    24,949     33,044
  Due to reinsurers.........................................     4,345     38,374
  Benefits payable..........................................       693        963
  Accounts payable and accrued expenses.....................    18,384      3,228
  Deferred tax liability....................................    10,049     12,513
                                                              --------   --------
TOTAL LIABILITIES...........................................   125,170    143,183
                                                              --------   --------
Shareholder's Equity:
  Common stock, par value $1.692 per share; 5,000,000 shares
    authorized, issued, and outstanding.....................     8,458      8,458
  Additional paid-in capital................................    21,444     21,444
  Accumulated other comprehensive income (loss):
    Unrealized gain on investments, net.....................     1,391         61
    Foreign currency translation adjustments, net...........    (1,539)    (2,426)
  Retained earnings.........................................    17,673     26,352
                                                              --------   --------
TOTAL SHAREHOLDER'S EQUITY..................................    47,427     53,889
                                                              --------   --------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................  $172,597   $197,072
                                                              ========   ========

          See Accompanying Notes to Consolidated Financial Statements

                          WORLD-WIDE HOLDINGS LIMITED

                       CONSOLIDATED STATEMENTS OF INCOME

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                  YEARS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
REVENUES
Premiums earned.............................................  $35,635    $25,906
Net investment income.......................................    7,551      8,628
Change in unrealized gain on trading securities.............   (6,202)     3,047
Other income................................................     (285)        93
                                                              -------    -------
TOTAL REVENUES..............................................   36,699     37,674
                                                              -------    -------

BENEFITS AND EXPENSES
Claims and other policy benefits............................   23,370     24,353
Acquisition costs and other insurance expenses..............    4,809      3,300
Operating expenses..........................................    4,660      3,688
                                                              -------    -------
TOTAL BENEFITS AND EXPENSES.................................   32,839     31,341
                                                              -------    -------
NET INCOME BEFORE INCOME TAX EXPENSE........................    3,860      6,333
Income tax expense..........................................    1,158      1,830
                                                              -------    -------

NET INCOME..................................................  $ 2,702    $ 4,503
                                                              =======    =======

          See Accompanying Notes to Consolidated Financial Statements

                          WORLD-WIDE HOLDINGS LIMITED

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                  YEARS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
NET INCOME..................................................   $2,702     $4,503
                                                               ------     ------
OTHER COMPREHENSIVE INCOME (LOSS)
  Unrealized gain on investments, net.......................    1,330        458
  Foreign currency translation adjustments, net.............      887     (3,809)
                                                               ------     ------
Total other comprehensive income (loss).....................    2,217     (3,351)
                                                               ------     ------
COMPREHENSIVE INCOME........................................   $4,919     $1,152
                                                               ======     ======

          See Accompanying Notes to Consolidated Financial Statements

                          WORLD-WIDE HOLDINGS LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR NUMBER OF SHARES)

                                                              YEARS ENDED SEPTEMBER 30,
                                                              --------------------------
                                                                 2001            2000
                                                              ----------      ----------
ORDINARY SHARES.............................................   5,000,000       5,000,000
                                                              ==========      ==========
SHARE CAPITAL...............................................  $    8,458      $    8,458
                                                              ----------      ----------
ADDITIONAL PAID-IN CAPITAL..................................      21,444          21,444
                                                              ----------      ----------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Beginning of period.........................................      (2,365)            986
Unrealized gain on investments, net.........................       1,330             458
Foreign currency translation adjustments, net...............         887          (3,809)
                                                              ----------      ----------
End of period...............................................        (148)         (2,365)
                                                              ----------      ----------
RETAINED EARNINGS
Beginning of period.........................................      26,352          21,849
Net income..................................................       2,702           4,503
Dividends declared..........................................     (11,381)             --
                                                              ----------      ----------
End of period...............................................      17,673          26,352
                                                              ----------      ----------
TOTAL SHAREHOLDER'S EQUITY..................................  $   47,427      $   53,889
                                                              ==========      ==========

          See Accompanying Notes to Consolidated Financial Statements

                          WORLD-WIDE HOLDINGS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                               YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                                 2001             2000
                                                              ----------       ----------
OPERATING ACTIVITIES
Net income..................................................   $  2,702         $  4,503
Items not affecting cash:
  Amortization of investments...............................     (2,277)            (495)
  Amortization of deferred acquisition costs................        796              879
  Deferred income taxes.....................................     (3,739)           1,449
  Change in unrealized loss (gain) on trading securities....      6,202           (3,047)
  Income credits on investment-type products................     (8,095)           2,671
Changes in assets and liabilities:
  Accrued investment income.................................       (591)              35
  Reinsurance receivables...................................     28,795           21,535
  Other assets..............................................     (2,608)          (4,532)
  Reserve for future policy benefits........................     11,689            2,428
  Due to reinsurers.........................................    (34,029)         (17,454)
  Benefits payable..........................................       (270)            (290)
  Accounts payable and accrued expenses.....................      3,775              456
                                                               --------         --------
Net cash provided by operating activities...................      2,350            8,138
                                                               --------         --------

INVESTING ACTIVITIES
Purchase of investments.....................................    (41,793)         (62,100)
Proceeds from sales and maturities of investments...........     37,514           48,652
Cash received from assumption of reinsurance block of
  business..................................................         --           21,572
                                                               --------         --------
Net cash provided by investing activities...................     (4,279)           8,124
                                                               --------         --------

FINANCING ACTIVITIES
Accrued dividends payable...................................     11,381               --
Withdrawals from investment-type product liabilities........     (8,087)         (11,629)
                                                               --------         --------
Net cash used in financing activities.......................      3,294          (11,629)
                                                               --------         --------

OTHER
Effect of exchange rate changes on cash and cash
  equivalents...............................................         (5)          (3,106)
                                                               --------         --------
Net change in cash and cash equivalents.....................      1,360            1,527
Cash and cash equivalents, beginning of period..............     13,927           12,400
                                                               --------         --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................   $ 15,287         $ 13,927
                                                               ========         ========

          See Accompanying Notes to Consolidated Financial Statements

                          WORLD-WIDE HOLDINGS LIMITED

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING ACTIVITIES

    In connection with the assumption of a reinsurance block of business as discussed in Note 2, the following assets and liabilities were assumed:

                                                              SEPTEMBER 30,
                                                                  2000
                                                              -------------
Trading equity securities...................................     $25,861
Cash and cash equivalents...................................      21,572
Reinsurance receivables.....................................       4,350
Deferred acquisition costs..................................       8,417
                                                                 -------
Total assets assumed........................................     $60,200
                                                                 =======

Reserves for future policy benefits.........................     $26,231
Investment-type products....................................      31,381
Benefits payable............................................       1,043
Due to reinsurers...........................................       1,545
                                                                 -------
Total liabilities assumed...................................     $60,200
                                                                 =======

          See Accompanying Notes to Consolidated Financial Statements

                          WORLD-WIDE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2001

1. ORGANIZATION, BUSINESS AND BASIS OF PRESENTATION

ORGANIZATION AND BUSINESS

    World-Wide Holdings Limited (World-Wide Holdings) is a holding company incorporated in England and Wales in 1987. World-Wide Holdings has two wholly owned subsidiaries, World-Wide Reassurance Company Limited (World-Wide Reassurance) which is a life and health reinsurance company, incorporated in England and Wales in 1964, and World-Wide Corporate Capital Limited (World-Wide Corporate Capital), which is a Lloyd's corporate capital provider, incorporated in England and Wales in 2001.

    World-Wide Reassurance's primary line of business is to transact international reinsurance business with companies primarily in the Middle East, Europe and other overseas territories, as well as the retrocession of reinsurance with reinsurance companies in the United States. World-Wide Corporate Capital Limited was admitted as a corporate member of Lloyd's in November 2001, and will be providing capacity to one Lloyd's life underwriting syndicate, effective January 1, 2002.

    As at September 30, 2001, World-Wide Holdings was a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life), a California stock life insurance company. On August 6, 2001, Pacific Life entered into a share purchase agreement with Scottish Annuity & Life Holdings, Ltd., a company incorporated in the Cayman Islands. Under the terms of this agreement, Pacific Life exchanged its 100% ownership of World-Wide Holdings for newly issued ordinary shares in Scottish Annuity & Life Holdings, Ltd. The transaction closed on December 31, 2001, at which date World-Wide Holdings became a 100% owned subsidiary of Scottish Annuity & Life Holdings, Ltd.

    World-Wide Holdings and World-Wide Reassurance (collectively, World Wide) is engaged in only one segment of business, life and health reinsurance.

BASIS OF PRESENTATION

    ACCOUNTING PRINCIPLES AND CONSOLIDATION--The accompanying consolidated financial statements of World-Wide Holdings have been prepared in accordance with accounting principles generally accepted in the United States of America
(GAAP) and include the accounts of World-Wide Holdings and its wholly owned subsidiaries World-Wide Reassurance and World-Wide Corporate Capital. All significant intercompany transactions and balances have been eliminated on consolidation.

    ESTIMATES, RISKS AND UNCERTAINTIES--The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    World-Wide operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, investment market risk, credit risk, and legal and regulatory changes.

                          WORLD-WIDE HOLDINGS LIMITED

                               SEPTEMBER 30, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

    Fixed maturity securities are classified as available for sale and are reported at fair value, with unrealized gains and losses, net of deferred income taxes, recorded as a component of other comprehensive income. The cost of fixed maturity securities is adjusted for the amortization of premiums and discounts which is reflected in net investment income. Trading equity securities are reported at fair value with unrealized gains included in change in unrealized gain on trading securities. The fair values of the securities are based on quoted market prices.

    Realized gains and losses on investment transactions are determined on a specific identification basis and are included in investment income.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include all liquid debt instruments with an original maturity of three months or less. Cash and cash equivalents are recorded at face value, which approximates fair value.

DEFERRED ACQUISITION COSTS

    The costs of acquiring new reinsurance business, principally ceding commissions, underwriting, record keeping and other expenses, which vary with and are primarily related to the production of new business, are capitalized and amortized in future periods. The effect on the amortization of deferred acquisition costs of revisions to estimated gross profits will be reflected in earnings in the period such estimated gross profits are revised.

    For the years ending September 30, 2001 and 2000, amortization of deferred acquisition costs amounted to $2.3 million and $1.2 million, respectively.

RESERVES FOR FUTURE POLICY BENEFITS

    Benefit reserves for future benefits under life insurance contracts reinsured are estimated using actuarial assumptions for mortality, withdrawal assumptions, investment yields and expenses based on World-Wide Reassurance's experience. Interest rate assumptions ranged from 3.5% to 4.5% for the years ended September 30, 2001 and 2000.

INVESTMENT-TYPE PRODUCTS

    Investment-type products are recorded at account value and represent segregated contracts in which the investment results attained generally pass through to the contract holder. Income is credited to these products based on the investment results and is included in claims and other policy benefits. The account value approximates fair value.

REVENUES, BENEFITS AND EXPENSES

    Premiums for reinsurance transactions are included in revenues over the premium paying period of the underlying policies. Related policy benefits and expenses are provided against the revenues to recognize profits over the estimated lives of the policies. Fees from investment-type products are earned over the life of the contracts.

                          WORLD-WIDE HOLDINGS LIMITED

                               SEPTEMBER 30, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Assumptions of blocks of in-force business are accounted for in results of operations only from the respective date of assumption with the initial transfer of assets and liabilities recorded on the balance sheet.

    Investment income is recorded as earned.

TRANSLATION OF FOREIGN CURRENCIES

    World-Wide maintains its books and records in both the British pounds and United States dollars. World-Wide also transacts business in many foreign currencies that are converted and then settled in either British pounds or United States dollars. The financial statement accounts expressed in British pounds are translated into United States dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, FOREIGN CURRENCY TRANSLATION
(SFAS 52). In accordance with SFAS 52, functional currency assets and liabilities are translated into United States dollars generally using current rates of exchange prevailing at the balance sheet date and the related translation adjustments are recorded as a separate component of comprehensive income, net of tax. Income statement accounts are translated using average exchange rates.

INCOME TAXES

    Income taxes are recorded in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. In accordance with this statement, deferred income taxes reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. There is no valuation allowance currently applied to any deferred tax assets related to impairment.

    Undistributed earnings of World-Wide Reassurance are not taxable until there is a distribution of current or accumulated earnings and profits in the form of dividends or other distributions. World-Wide Holdings would then be subject to United Kingdom taxation. Deferred taxes have been provided for undistributed earnings. As of September 30, 2001, World-Wide Reassurance had undistributed earnings of $12.7 million subject to tax upon distribution. The current tax rate for World-Wide Holdings as of September 30, 2001 is the United Kingdom statutory tax rate of 30%.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of assets and liabilities included on the consolidated balance sheets which qualify as financial instruments under SFAS No. 107, DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, approximate the carrying amount presented in the consolidated financial statements.

RECLASSIFICATIONS

    Certain amounts in the financial statements for the year ended September 30, 2000 have been reclassified to conform to the current year presentation.

                          WORLD-WIDE HOLDINGS LIMITED

                               SEPTEMBER 30, 2001

3. INVESTMENTS

    The amortized cost, gross unrealized gains and losses, and fair value of fixed maturity securities available for sale are shown below. The fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, fair values were provided by independent pricing services, primarily brokers of these securities. World-Wide also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                                      SEPTEMBER 30, 2001
                                                       ------------------------------------------------
                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED
                                                         COST        GAINS        LOSSES     FAIR VALUE
                                                       ---------   ----------   ----------   ----------
                                                                        (IN THOUSANDS)
Foreign governments..................................   $ 5,275      $  247        $ --        $ 5,522
Corporate securities.................................    78,668       1,853         113         80,408
                                                        -------      ------        ----        -------
Total................................................   $83,943      $2,100        $113        $85,930
                                                        =======      ======        ====        =======

                                                                      SEPTEMBER 30, 2000
                                                       ------------------------------------------------
                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED
                                                         COST        GAINS        LOSSES     FAIR VALUE
                                                       ---------   ----------   ----------   ----------
                                                                        (IN THOUSANDS)
Foreign governments..................................   $ 6,404       $159         $ --        $ 6,563
Corporate securities.................................    72,536        371          443         72,464
                                                        -------       ----         ----        -------
Total................................................   $78,940       $530         $443        $79,027
                                                        =======       ====         ====        =======

    The contractual maturities of fixed maturity securities as of September 30, 2001, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              AMORTIZED
                                                                COST      FAIR VALUE
                                                              ---------   ----------
                                                                  (IN THOUSANDS)
Due in one year or less.....................................   $10,529      $10,737
Due in one year through five years..........................    53,235       54,527
Due in five years through ten years.........................    20,179       20,666
Due after ten years.........................................        --           --
                                                               -------      -------
Total.......................................................   $83,943      $85,930
                                                               =======      =======

                          WORLD-WIDE HOLDINGS LIMITED

                               SEPTEMBER 30, 2001

3. INVESTMENTS (CONTINUED)
    Major categories of net investment income are as follows for the years ended:

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Fixed maturity securities...................................   $6,552     $7,779
Equity securities...........................................      538        268
Cash and cash equivalents...................................      461        581
                                                               ------     ------
Net investment income.......................................   $7,551     $8,628
                                                               ======     ======

    Proceeds from the sales of available for sale securities amounted to $37.3 million and $19.1 million for the years ending September 30, 2001 and 2000, respectively. Gross gains of $505,000 and $85,000 and gross losses of $118,000 and $77,000 on sales of available for sale securities were realized for the years ended September 30, 2001 and 2000, respectively.

    As of September 30, 2001 and 2000, World-Wide did not have a material concentration of investments in a single issuer, industry, or geographic location.

4. COMPREHENSIVE INCOME

    Comprehensive income, in accordance with SFAS No. 130, REPORTING COMPREHENSIVE INCOME, requires unrealized gains and losses on World-Wide's available for sale investments and the foreign currency translation adjustment to be included in other comprehensive income. The table below shows the gross and net of tax components of other comprehensive income.

                                                                 YEAR ENDED SEPTEMBER 30, 2001
                                                              ------------------------------------
                                                              BEFORE TAXES     TAX      NET OF TAX
                                                              ------------   --------   ----------
                                                                         (IN THOUSANDS)
Unrealized gain, net, on available for sale securities
  arising during the year...................................     $2,257       $(463)      $1,794
Less reclassification adjustment for gains realized in net
  income....................................................       (357)       (107)        (464)
Foreign currency translation adjustments....................      1,267        (380)         887
                                                                 ------       -----       ------
Total.......................................................     $3,167       $(950)      $2,217
                                                                 ======       =====       ======

                                                                 YEAR ENDED SEPTEMBER 30, 2000
                                                              ------------------------------------
                                                              BEFORE TAXES     TAX      NET OF TAX
                                                              ------------   --------   ----------
                                                                         (IN THOUSANDS)
Unrealized gain, net, on available for sale securities
  arising during the year...................................    $   662       $ (198)     $   464
Less reclassification adjustment for gains realized in net
  income....................................................         (8)           2           (6)
Foreign currency translation adjustments....................     (6,647)       2,838       (3,809)
                                                                -------       ------      -------
Total.......................................................    $(5,993)      $2,642      $(3,351)
                                                                =======       ======      =======

                          WORLD-WIDE HOLDINGS LIMITED

                               SEPTEMBER 30, 2001

5. INCOME TAXES

    The components of income tax expense are as follows for the years ended:

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Current tax expense.........................................  $ 4,571     $  381
Deferred tax expense........................................   (3,413)     1,449
                                                              -------     ------
Total income tax expense....................................  $ 1,158     $1,830
                                                              =======     ======

    World-Wide's effective tax rate approximated the statutory tax rate of 30% for the tax years ended 2001 and 2000.

    Significant components of the net deferred tax liability are as follows as of:

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Undistributed earnings of World-Wide Reassurance............  $ 3,280    $ 6,194
Reserves for future policy benefits.........................    7,317      4,728
Deferred acquisition costs..................................    1,999      2,150
Amortization on bonds.......................................     (947)       427
Pension liability...........................................      (87)      (176)
Other.......................................................     (455)     1,197
                                                              -------    -------
Net deferred tax liability from operations..................   11,107     14,520
Other comprehensive income..................................   (1,058)    (2,007)
                                                              -------    -------
Total deferred tax liability................................  $10,049    $12,513
                                                              =======    =======

6. COMMITMENTS AND CONTINGENCIES

    World-Wide leases its office facility under an operating lease. Rent expense, which is included in operating expenses, in connection with this lease was $149,000 and $195,000 for the years ended September 30, 2001 and 2000, respectively. The lease expired in October 2001 and World-Wide is currently in the process of negotiating its renewal. Assuming the lease agreement will be renewed, the aggregate minimum future annual commitment as of September 30, 2001 through the term of the lease is expected to be $192,000.

    World-Wide, from time to time, may be a defendant in legal proceedings relative to the conduct of its insurance business. These legal proceedings are a normal part of its business.

                          WORLD-WIDE HOLDINGS LIMITED

                               SEPTEMBER 30, 2001

7. REINSURANCE AND RELATED PARTY TRANSACTIONS

    World-Wide Reassurance has reinsurance arrangements with various insurance companies who are seeking to provide for the greater diversification of business, control exposures to potential losses arising from large risks and provide additional capacity for growth.

    All insurance premiums earned are assumed from various insurance companies. World-Wide Reassurance then retrocedes a portion of these premiums to other insurance companies. The retrocession of such business does not relieve World-Wide Reassurance of its liability and, as such, failure of retrocessionaires to honor their obligations could result in losses. World-Wide Reassurance evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. As of September 30, 2001, World-Wide had no significant reinsurance-related concentrations of credit risk.

    Net premiums earned were as follows:

                                                                  YEARS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Premiums assumed............................................  $41,009    $30,035
Premiums retroceded.........................................    5,374      4,129
                                                              -------    -------
Net premiums earned.........................................  $35,635    $25,906
                                                              =======    =======

    Reinsurance receivables as of September 30, 2001 and 2000 include reserve balances for reinsurance retroceded amounting to $20.3 million and $33.2 million, respectively.

    World-Wide Reassurance has entered into reinsurance arrangements with Pacific Life. Pacific Life cedes to World-Wide Reassurance certain blocks of individual life insurance on an automatic and facultative basis. The risks transferred to World-Wide Reassurance generally represent mortality risks. Included and netted in other assets are future policy benefits and unpaid claims of $304,000 and $594,000 as of September 30, 2001 and 2000, respectively. Premiums assumed for the years ended September 30, 2001 and 2000 amounted to $2.9 million and $2.5 million, respectively. Policy benefits amounted to $2.2 million and $1.9 million for the years ended September 30, 2001 and 2000, respectively.

8. PENSION PLAN

    World-Wide Holdings provides a funded defined benefit pension plan covering all eligible employees. The assets of the plan are held separately from those of World-Wide Holdings and are invested with an insurance company. World-Wide Holdings's funding policy for the plan is to make contributions to the plan

                          WORLD-WIDE HOLDINGS LIMITED

                               SEPTEMBER 30, 2001

8. PENSION PLAN (CONTINUED)
so as to spread the cost of the pension over the employee's working life with World-Wide Holdings. Components of the net periodic pension expense are as follows for the years ended:

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Service cost--benefits earned during the year...............   $  280     $  268
Interest cost on projected benefit obligation...............      194        214
Expected return on plan assets..............................     (248)      (200)
Amortization of transition obligation.......................       66         66
                                                               ------     ------
Net periodic pension expense................................   $  292     $  348
                                                               ======     ======

    The following tables set forth the change in benefit obligation, plan assets and the funded status reconciliation as of:

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Change in Benefit Obligation:
Benefit obligation, beginning of year.......................   $3,367     $3,402
  Service cost..............................................      280        268
  Interest cost.............................................      194        214
  Benefits paid.............................................     (145)      (140)
  Translation adjustment....................................      (13)      (377)
                                                               ------     ------
Benefit obligation, end of year.............................   $3,683     $3,367
                                                               ======     ======

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Change in Plan Assets:
Fair value of plan assets, beginning of year................   $2,716     $2,364
  Actual return on plan assets..............................     (353)       393
  Employer contributions....................................    1,026        382
  Benefits paid.............................................     (145)      (140)
  Translation adjustment....................................       10       (283)
                                                               ------     ------
Fair value of plan assets, end of year......................   $3,254     $2,716
                                                               ======     ======

                          WORLD-WIDE HOLDINGS LIMITED

                               SEPTEMBER 30, 2001

8. PENSION PLAN (CONTINUED)

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Funded Status Reconciliation:
  Funded status.............................................   $(429)     $(651)
  Unrecognized transition asset.............................     182        248
  Unrecognized actuarial gain...............................    (182)      (183)
                                                               -----      -----
Accrued pension cost........................................   $(429)     $(586)
                                                               =====      =====

    In determining the actuarial present value of the projected benefit obligation as of September 30, 2001 and 2000, the weighted average discount rate used was 5.75% and 6.5%, respectively, and the rate of increase in future compensation levels was 4.5% and 5.5%, respectively. The expected long-term rate of return on plan assets was 7.0% in 2001 and 8.0% in 2000.

9. STATUTORY REQUIREMENTS

    In connection with the Insurance Companies Act 1982, World-Wide Reassurance is required to maintain statutory minimum net capital requirements of $14.9 million and $11.4 million as of September 30, 2001 and 2000, respectively. World-Wide Reassurance had statutory capital in excess of these minimum requirements of $29.3 million and $31.2 million as of September 30, 2001 and 2000, respectively.

10. COMPANIES ACT 1985

    These financial statements do not comprise World-Wide's "statutory accounts" within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended September 30, 2001, on which the auditors' report was unqualified, have been delivered to the Registrar of Companies for England and Wales.

11. SUBSEQUENT EVENT

    On August 6, 2001, Pacific Life entered into a share purchase agreement with Scottish Annuity & Life Holdings, Ltd. This transaction closed on December 31, 2001, at which time Pacific Life exchanged its ownership interest in World-Wide Holdings for newly issued Scottish Annuity & Life Holdings, Ltd. ordinary shares valued at approximately $78 million. Pacific Life became the largest shareholder of Scottish Annuity & Life Holdings, Ltd. with an approximate 22.5% interest in the issued and outstanding Scottish Annuity & Life Holdings, Ltd. ordinary shares. In connection with the closing of this transaction, World-Wide Holdings paid a dividend to Pacific Life of $11.4 million during December 2001. This dividend was declared by the Board of Directors of World-Wide Holdings on August 5, 2001, and has been provided for in these financial statements.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (AMOUNTS IN THOUSANDS)

    The following unaudited pro forma condensed combined statement of income combines the Scottish Annuity & Life Holdings, Ltd. historical results with the World-Wide Holdings historical results as if the transaction had been consummated on January 1, 2001.

    This unaudited pro forma condensed combined statement of income is not necessarily indicative of what the actual financial position would have been assuming such transaction had been completed on January 1, 2001, nor does it purport to represent the future financial position of Scottish Annuity & Life Holdings, Ltd.

    This unaudited pro forma condensed combined statement of income should be read in conjunction with the historical financial statements of Scottish Annuity & Life Holdings, Ltd. and World-Wide Holdings incorporated by reference or included elsewhere herein. This pro forma condensed combined statement of income does not purport to be indicative of the results which may occur in the future.

                                                                                                        SCOTTISH
                                                    SCOTTISH                          PRO FORMA         HOLDINGS
                                                  HOLDINGS (A)      WORLD-WIDE (B)   ADJUSTMENTS        COMBINED
                                                  ------------      --------------   -----------      -------------
REVENUES
  Premiums earned...............................  $     68,344         $35,635                --      $     103,979
  Fee income....................................         4,809              --                --              4,809
  Investment income, net........................        51,692           7,551              (910)(C)         58,333
  Change in unrealized gain on trading
    securities..................................            --          (6,202)               --             (6,202)
  Realized gains (losses).......................        (5,376)           (285)               --             (5,661)
                                                  ------------         -------       -----------      -------------
    Total revenues..............................       119,469          36,699              (910)           155,258
                                                  ------------         -------       -----------      -------------
BENEFITS AND EXPENSES
  Claims and other policy benefits..............        51,245          23,370                --             74,615
  Interest credited to interest sensitive
    contract liabilities........................        17,578              --                --             17,578
  Acquisition costs and other insurance
    expenses, net...............................        22,752           4,809                --             27,561
  Operating expenses............................         9,256           4,660                -- (D)         13,916
  Interest expense..............................         1,405              --                --              1,405
                                                  ------------         -------       -----------      -------------
    Total benefits and expenses.................       102,236          32,839                --            135,075
                                                  ------------         -------       -----------      -------------
Net income before income tax expense and
  minority interest.............................        17,233           3,860              (910)            20,183
  Income tax expense............................            59           1,158              (273)(E)            944
                                                  ------------         -------       -----------      -------------
Net income before minority interest.............        17,174           2,702              (637)            19,239
  Minority interest.............................           (71)             --                --                (71)
                                                  ------------         -------       -----------      -------------
Net income before cumulative effect of change in
  accounting principle..........................        17,245           2,702              (637)            19,310
  Cumulative effect of change in accounting
    principle...................................          (406)             --                --               (406)
                                                  ------------         -------       -----------      -------------
NET INCOME......................................  $     16,839         $ 2,702       $      (637)     $      18,904
                                                  ============         =======       ===========      =============

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.
     UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (CONTINUED)

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                                        SCOTTISH ANNUITY
                                      SCOTTISH ANNUITY                                                       & LIFE
                                           & LIFE                                       PRO FORMA        HOLDINGS, LTD.
                                     HOLDINGS, LTD. (A)      WORLD-WIDE HOLDINGS (B)   ADJUSTMENTS          COMBINED
                                     ------------------      -----------------------   -----------      ----------------
EARNINGS PER SHARE
Basic
    Income before cumulative effect
      of change in accounting
      principle....................     $       1.10                                                      $        0.96
    Cumulative effect of change in
      accounting principle.........            (0.02)                                                             (0.02)
                                        ------------                                                      -------------
  Net income.......................     $       1.08                                                      $        0.94(G)
                                        ============                                                      =============
Diluted
    Income before cumulative effect
      of change in accounting
      principle....................     $       1.04                                                      $        0.92
    Cumulative effect of change in
      accounting principle.........            (0.02)                                                             (0.02)
                                        ------------                                                      -------------
  Net income.......................     $       1.02                                                      $        0.90(G)
                                        ============                                                      =============
DIVIDENDS PER SHARE................     $       0.20                                                      $        0.20
                                        ============                                                      =============
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
  Basic............................       15,646,106(F)                                  4,532,380(H)        20,178,486
                                        ============                                   ===========        =============
  Diluted..........................       16,485,338(F)                                  4,532,380(H)        21,017,718
                                        ============                                   ===========        =============

------------------------

A) Represents the historical operations of Scottish Annuity & Life Holdings, Ltd. for the year ended December 31, 2001.

B) Represents the historical operations of World-Wide Holdings for the period from October 1, 2000 through September 30, 2001.

C) Represents dividend to Pacific Life and income taxes due in connection with payment of the dividend.

    The pro forma adjustment has been made to reduce investments by $13 million to reflect the payment of a U.S. $11.4 million dividend to Pacific Life by World-Wide Holdings prior to closing, and to reflect the payment of a U.S. $1.6 million in taxes in the United Kingdom that are expected to be due in connection with this dividend. Investment income of U.S. $910 thousand has also been reversed from the pro forma condensed combined statement of income for the year ended December 31, 2001. A 7.0% interest rate was used in the determination of the reduction of investment income.

D) In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142). The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001 with respect to existing goodwill, and with respect to transactions that are consummated after July 1, 2001. As a result, there is no incremental goodwill amortization created by the Transaction. The effect of SFAS 142 will be to eliminate the amortization of existing goodwill and require Scottish Annuity & Life Holdings, Ltd. to test for impairment of goodwill.

                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.
     UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (CONTINUED)

                      FOR THE YEAR ENDED DECEMBER 31, 2001

E) Represents income tax effect of pre-tax income statement adjustments computed assuming a 30% effective tax rate for the investment income pro forma adjustment for World-Wide Holdings.

    Historically, World-Wide Holdings has recorded deferred income taxes for timing differences in the recognition of revenues and expenses for financial reporting and income tax purposes. The current U.K. tax rate is 30%. Income tax expense adjustments of U.S. $273 thousand for the year ended
    December 31, 2001 have been made to the condensed combined statement of income to correspond with the pre-tax income statement adjustments as described in Note C.

F) Represents the historical weighted average number of shares on a basic and diluted basis for Scottish Annuity & Life Holdings, Ltd. for the year ended December 31, 2001.

G) Represents adjusted earnings per share on a basic and diluted basis for Scottish Annuity & Life Holdings, Ltd. for the period presented, based on the adjustment to the weighted average number of shares outstanding as described in Note H.

H) A pro forma adjustment has been made to reflect the issuance of 4,532,380 Scottish Annuity & Life Holdings, Ltd. ordinary shares to Pacific Life in exchange for Pacific Life's ownership interest in World-Wide Holdings.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU MAY RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER SCOTTISH HOLDINGS NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THE PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THESE SECURITIES.

                                ----------------

                               TABLE OF CONTENTS


                                         PAGE
                                       --------
Prospectus Summary...................      3
Summary Consolidated Financial Data..      8
Risk Factors.........................      9
Forward-Looking Statements...........     22
Use Of Proceeds......................     23
Market Prices And Dividends..........     23
Capitalization.......................     24
Selected Historical Consolidated
  Financial Data.....................     25
Selected Consolidated Financial Data
  Of World-Wide Holdings.............     26
Selected Unaudited Pro Forma Combined
  Financial Data.....................     27
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations......................     28
Business.............................     41
Management...........................     53
Tax Matters..........................     57
Underwriting.........................     71
Legal Matters........................     74
Experts..............................     74
Enforcement Of Civil Liabilities
  Under United States Federal
  Securities Laws....................     74
Where You Can Find More Information..     75
Incorporation Of Certain Documents By
  Reference..........................     75
Index To Financial Statements........    F-1


                                     [LOGO]

                                   5,000,000
                                ORDINARY SHARES

                                ----------------

                                   PROSPECTUS

                                ----------------

                            BEAR, STEARNS & CO. INC.
                               -----------------

                         PUTNAM LOVELL SECURITIES INC.
                                FOX-PITT, KELTON
                         KEEFE, BRUYETTE & WOODS, INC.

                                            , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


    The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, assuming that the underwriters exercise their over-allotment option and excluding underwriting discounts and commissions:



Securities and Exchange Commission registration fee.........  $  8,501
NASD filing fee.............................................    10,097
New York Stock Exchange filing fee..........................    51,300
Printing and engraving expenses.............................    75,000
Accounting fees and expenses................................    30,000
Legal fees and expenses.....................................   650,000
Blue Sky fees and expenses..................................     7,500
Miscellaneous...............................................   100,000
                                                              --------
    Total...................................................  $932,398
                                                              ========


ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Cayman Islands law permits a company's articles of association to provide for the indemnification of officers and directors, except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy (for instance, for purporting to provide indemnification against the consequences of committing a crime). In addition, an officer or director may not be indemnified for his own dishonesty, willful neglect or default. Our Articles of Association contain provisions providing for the indemnification by Scottish Holdings of an officer, director or employee of Scottish Holdings for threatened, pending or contemplated actions, suits or proceedings, whether civil, criminal, administrative or investigative, brought against such indemnified person by reason of the fact that such person was an officer, director or employee of Scottish Holdings. In addition, the Board of Directors may authorize Scottish Holdings to purchase insurance on behalf of any such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Scottish Holdings would have the power to indemnify him against such liability under the provisions of the Articles of Association. Scottish Holdings maintains directors and officers liability insurance. Scottish Holdings has also entered into indemnity agreements with each of its executive officers and directors. The Articles of Association provide that directors of Scottish Holdings shall have no personal liability to Scottish Holdings or its shareholders for monetary damages for breach of fiduciary or other duties as a director, except for
(1) any breach of a director's duty of loyalty to Scottish Holdings or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) a payment of a dividend on shares of Scottish Holdings or a purchase or redemption of shares of Scottish Holdings in violation of law; or (4) any transaction from which a director derived an improper personal benefit. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto for provisions providing that the Underwriters are obligated, under certain circumstances, to indemnify the directors, certain officers and controlling persons of Scottish Holdings against liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


                                                                                      SEQUENTIAL
EXHIBIT                                                                                  PAGE
NUMBER                                          DESCRIPTION                             NUMBER
-------                                         -----------                           ----------
         *1.1           Underwriting Agreement relating to ordinary shares of
                        Scottish Holdings

        **4.1 Memorandum of Association of Scottish Holdings, as amended as of December 14, 2001 (incorporated by reference to our Current Report on Form 8-K/A filed with the SEC on January
                        11, 2002)

        **4.2           Articles of Association of Scottish Holdings, as amended as of December 14, 2001 (incorporated by reference to our
                        Current Report on Form 8-K/A filed with the SEC on January
                        11, 2002)

         *5.1 Opinion of Maples and Calder as to the legality of the ordinary shares

         *8.1           Tax Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.

         *8.2           Tax Opinion of Maples and Calder (included in Exhibit 5.1)

        *23.1           Consent of Maples and Calder (included in Exhibit 5.1)

        *23.2           Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in Exhibit 8.1)

         23.3           Consent of Ernst & Young LLP

       **24.1           Power of Attorney


------------------------

*   To be filed by an amendment to this registration statement.


**  Previously filed.


ITEM 17. UNDERTAKINGS.

(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(2) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, (1) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1993 shall be deemed to be part of this registration statement as of the time it was declared effective and (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, Scottish Annuity & Life Holdings, Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on the 8th of March, 2002.


                                                       SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

                                                       By:            /s/ SCOTT E. WILLKOMM
                                                            -----------------------------------------
                                                                        Scott E. Willkomm
                                                                          President and
                                                                     Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 8th day of March, 2002.


SIGNATURE                                              TITLE
---------                                              -----
                /s/ MICHAEL C. FRENCH                  Chief Executive Officer and Chairman of the
     -------------------------------------------         Board of Directors (Principal Executive
                  Michael C. French                      Officer)

                                                       President, Chief Financial Officer and
                /s/ SCOTT E. WILLKOMM                    Director (Principal Financial and Accounting
     -------------------------------------------         Officer) (Authorized Representative in the
                  Scott E. Willkomm                      United States)

                          *
     -------------------------------------------       Director
                   Michael Austin

                          *
     -------------------------------------------       Director
             G. William Caulfeild-Browne

                          *
     -------------------------------------------       Director
                  Robert M. Chmely

                          *
     -------------------------------------------       Director
                 Lord Norman Lamont

     -------------------------------------------       Director
                  Hazel R. O'Leary

SIGNATURE                                              TITLE
---------                                              -----
                          *
     -------------------------------------------       Director
                  Glenn S. Schafer

                          *
     -------------------------------------------       Director
                    Khanh T. Tran


*By:                  /s/ MICHAEL C. FRENCH
             --------------------------------------
                       Michael C. French,
                        Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                      SEQUENTIAL
       EXHIBIT                                                                           PAGE
       NUMBER                                   DESCRIPTION                             NUMBER
---------------------                           -----------                           ----------
         *1.1           Underwriting Agreement relating to ordinary shares of
                        Scottish Holdings

        **4.1 Memorandum of Association of Scottish Holdings, as amended as of December 14, 2001 (incorporated by reference to our Current Report on Form 8-K/A filed with the SEC on January
                        11, 2002)

        **4.2           Articles of Association of Scottish Holdings, as amended as of December 14, 2001 (incorporated by reference to our
                        Current Report on Form 8-K/A filed with the SEC on January
                        11, 2002)

         *5.1 Opinion of Maples and Calder as to the legality of the ordinary shares

         *8.1           Tax Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.

         *8.2           Tax Opinions of Maples and Calder (included in Exhibit 5.1)

        *23.1           Consent of Maples and Calder (included in Exhibit 5.1)

        *23.2           Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in Exhibit 8.1)

         23.3           Consent of Ernst & Young LLP

       **24.1           Power of Attorney


------------------------

*   To be filed by an amendment to this registration statement.


**  Previously filed.